UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2023
Commission File Number:
001-39327

SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)

Park Place,
55
Par-la-Ville
Road,
Hamilton HM 11, Bermuda
+ 1 (441)
242-1500
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F
Form
20-F  ☒            Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):
Yes  ☐             No  ☒
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):
Yes  ☐            No  ☒

EXPLANATORY NOTE

We are furnishing this Current Report on Form 6-K (this “Form 6-K”) to reflect changes to the presentation of our financial information as set forth in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”), as filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2022. The information in this Form 6-K is not an amendment to the 2021 Form 20-F or a restatement of the financial statements included therein.

As previously disclosed in our Current Report on Form 6-K furnished to the SEC on October 18, 2022, on September 1, 2022, Seadrill entered into a share purchase agreement (the “Jackup SPA”) with subsidiaries of ADES Arabia Holding Ltd. (together, “ADES”) for the sale of entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia (the “KSA Business”). On October 18, 2022, the Jackup Sale closed and the rigs AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda are now owned by ADES. ADES also employs the crews operating the rigs and holds the drilling contract related to the rigs. The Jackup Sale represented a strategic shift in Seadrill’s operations, which will have a major effect on its operations and financial results going forward.

As required by the SEC, Seadrill has reclassified the KSA Business as a discontinued operation and the assets and liabilities of the KSA Business as held for sale as of September 1, 2022. Seadrill has prepared this report to retrospectively reclassify the KSA Business in discontinued operations for all prior periods presented in its audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, and to retrospectively revise its managements’ discussion of Seadrill’s results of operations for such years.

Portions of the following items from the 2021 Form 20-F have been updated and superseded to reflect these changes: Part I, Item 5. “Operating and Financial Review and Prospects” and Part III, Item 18. “Financial Statements”.

No items in the 2021 Form 20-F other than those identified above are being updated by this Form 6-K. Information in the 2021 Form 20-F is generally stated as of December 31, 2021 and this Form 6-K does not reflect any subsequent information or events other than the changes noted above and certain other events disclosed in Note 34 – Subsequent events within Item 18 below. Without limiting the foregoing, this Form 6-K does not purport to update the “Operating and Financial Review and Prospects” contained in the 2021 Form 20-F for any information, uncertainties, transactions, risks, events, or trends occurring, or known to management, other than the events described above. For a discussion of events and developments subsequent to the filing of the 2021 Form 20-F, please refer to our SEC filings and furnishings since that date.

This Form 6-K should be read in conjunction with the 2021 Form 20-F, and any other documents we have filed with or furnished to the SEC subsequent to April 29, 2022.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, or the PSLRA, and are including this cautionary statement in connection therewith. The PSLRA provides safe harbor protections for forward-looking statements to encourage companies to provide prospective information about their business.

This annual report and any other written or oral statements that reflect the Company’s current views with respect to future events and financial and operational performance. All statements other than statements of historical facts included in the annual report, including, but not limited to, statements relating to the Company’s financial position, the risks specific to the Company’s business, the strengths of the Company, business strategy and the implementation of strategic initiatives, as well as other statements relating to the Company’s future business development and financial performance, are forward-looking statements.

These forward-looking statements can often, but not necessarily, be identified by the use of forward-looking terminology, including the terms “assumes”, “projects”, “forecasts”, “estimates”, “expects”, “anticipates”, “believes”, “plans”, “intends”, “may”, “might”, “will”, “would”, “can”, “could”, “should” or, in each case, their negative, or other variations or comparable terminology.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this annual report, and in the documents incorporated by reference to this report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	our ability to maintain relationships with suppliers, customers, employees and other third parties following emergence from the Chapter 11 Proceedings;

•	our ability to maintain and obtain adequate financing to support our business plans following emergence from the Chapter 11 Proceedings;

•

factors related to the offshore drilling market, including volatility and changes in oil and gas prices and the state of the global economy on market outlook for our various geographical operating sectors and classes of rigs;

•	the impact of global economic conditions, including potential trade wars;

•	the impact of inflation on our results of operations and financial condition;

•	supply and demand for drilling units, changes in new technology and competitive pressure on utilization rates and dayrates;

•	customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations;

•	the repudiation, nullification, modification or renegotiation of drilling contracts;

•	delays in payments by, or disputes with, our customers under our drilling contracts or the outcome of litigation, legal proceedings, investigations or other claims or contract disputes;

•	fluctuations in the market value of our drilling units and the amount of debt we can incur under certain covenants in our debt financing agreements;

•	potential additional asset impairments;

•	our liquidity and the adequacy of cash flows for our obligations;

•	downtime and other risks associated with offshore rig operations and ability to successfully employ our drilling units;

•	our expected debt levels;

•	the impact of the operating and financial restrictions imposed by covenants in our debt agreements;

•	the ability of our affiliated or related companies to service their debt requirements and comply with the provisions contained in their loan agreements;

•	credit risks of our key customers;

•

political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, public health threats, piracy, corruption, significant governmental influence over many aspects of local economies, or the seizure, nationalization or expropriation of property or equipment;

•	the concentration of our revenues in certain geographical jurisdictions;

•	limitations on insurance coverage, such as war risk coverage, in certain regions;

•	any inability to repatriate income or capital;

•	the operation and maintenance of our drilling units, including complications associated with repairing and replacing equipment in remote locations and maintenance costs incurred while idle;

•	newbuildings, upgrades, shipyard and other capital projects, including the completion, delivery and commencement of operation dates;

•	import-export quotas;

•	wage and price controls and the imposition of trade barriers;

•	our ability to attract and retain skilled personnel on commercially reasonable terms, whether due to labor regulations, unionization, or otherwise;

•	internal control risk due to significant employee reductions;

•

regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity, changing taxation policies, the impact of global climate change or air emissions and other forms of government regulation and economic conditions that are beyond our control;

•	the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects;

•	fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy;

•	future losses generated from investments in associated companies or receivable balances held with associated companies;

•

tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including those associated with our activities in Bermuda, Brazil, Norway, the United Kingdom, the United Arab Emirates, Nigeria, Mexico, and the United States;

•	legal and regulatory matters, including the results and effects of legal proceedings, and the outcome and effects of internal and governmental investigations;

•

hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by governmental authorities, third parties or customers and the suspension of operations;

•

customs and environmental matters and potential impacts on our business resulting from climate-change or greenhouse gas legislation or regulations, and the impact on our business from climate-change related physical changes or changes in weather pattern;

•	the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems;

•	other important factors described from time to time in the reports filed or furnished by us with the SEC.

We caution readers of this report on Form 6-K not to place undue reliance on these forward-looking statements, which speak to circumstances only as at their dates. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

We qualify all of our forward-looking statements by these cautionary statements. You should read this report and the documents that we have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from our expectations.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT DISCUSSION AND ANALYSIS

In this section, we present management’s discussion and analysis of results of operations and financial condition. It should be read in conjunction with our Consolidated Financial Statements and accompanying notes thereto included herein.

Our Consolidated Financial Statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars unless otherwise indicated. We refer you to the notes to the Consolidated Financial Statements for a discussion of the basis on which the Consolidated Financial Statements are prepared.

1) Introduction

We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jackup rigs for operations in shallow to ultra-deepwater in both benign and harsh environments. We contract our drilling units to drill wells for our customers on a dayrate basis. Typically, our customers are oil super-majors, state-owned national oil companies and independent oil and gas companies.

Through a number of acquisitions of companies, second-hand units and newbuildings, we have developed into a major international offshore drilling contractors. As of December 31, 2021, we owned 24 drilling rigs, leased three from our related parties SFL (two) and Northern Ocean (one), and managed nine rigs on behalf of SeaMex (five), Aquadrill (formerly Seadrill Partners) (two), and Sonadrill (two). Since December 31, 2021, we sold the West Venture in January 2022, the Sevan Brasil and Sevan Driller in April 2022, and the AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda (refer to Discontinued operations section below) in October, 2022.

We are recognized for providing high quality operations, in some of the most challenging sectors of offshore drilling. We employ 3,220 employees across the globe. We are incorporated in Bermuda and have worldwide operations based on where activities are conducted in the global oil and gas industry.

We operate through the following segments: (i) harsh environment; (ii) floaters; and (iii) jackup rigs, as further explained below and in “Operating and Financial Review”.

Our relatively modern fleet, among the youngest in the industry, is well positioned compared with other major offshore drillers. As of December 31, 2021, our owned fleet of 24 drilling units included six drillships, six semi-submersible rigs and 12 jackup rigs (seven of which have been included in discontinued operations held for sale).

We categorize the drilling units in our fleet as floaters, jackups and harsh environment.

2) Discontinued operations

As set out in Note 4—Chapter 11 proceedings to these financial statements, Seadrill concluded a comprehensive restructuring of its balance sheet on February 22, 2022. As part of this restructuring process, Seadrill disposed of 65% of its equity interest in Paratus Energy Services (formerly Seadrill New Finance Limited “NSNCo”) on January 20, 2022. Prior to year end, on November 2, 2021, NSNCo completed the acquisition of the residual 50% equity interest in SeaMex Ltd, a company that it had previously held as a joint venture with Fintech. The agreed sale of 65% of NSNCo meant that the assets and liabilities were classified as held-for-sale as at December 31, 2021 and its results were reported as “discontinued operations” in the statement of operations. The comparative periods of the consolidated financial statements were adjusted for this classification and all balances presented in the remainder of this filing represent those for continuing operations unless otherwise indicated.

On September 1, 2022, Seadrill entered into a sale and purchase agreement (“Jackup SPA”) with subsidiaries of ADES Group for the sale of the entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia (the “KSA Business”). The sale represented a strategic shift in Seadrill’s operations which will have a major effect on its operations and financial results going forward and therefore we have reclassified the KSA Business as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. In addition, the assets and liabilities of the KSA Business were reclassified as held for sale in all periods presented.

On October 18, 2022, the Jackup Sale closed and the rigs AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda are now owned by ADES. ADES employs the crews operating the rigs and holds the drilling contract related to the rigs. The consideration for the Jackup Sale was $670 million, comprising initial consideration of $628 million and reimbursements to Seadrill of $50 million for estimated working capital and project costs spent, at the time of closing, in relation to the reactivation of the three stacked jackups: the West Ariel, West Cressida and West Leda, less $8 million held in escrow until completion of these rig reactivation projects. The consideration is subject to any further adjustment for working capital, project costs, and other items. We have determined an accounting gain on disposal of $276 million, subject to final post-closing adjustments.

3) Changes to our fleet

The below table shows the number of owned drilling units included in our fleet for each of the periods covered by this report.

Drilling units owned	December 31, 2021	December 31, 2020	December 31, 2019
Harsh environment floaters	2	4	4
Harsh environment jackup rigs	1	1	2

Total harsh environment rigs	3	5	6
Drillships	6	6	6
Semi-submersible rigs	4	7	7

Total floaters	10	13	13
Jackup rigs (1)	11	13	13

Total drilling units (2)	24	31	32

(1)	Includes seven rigs held for sale as part of the Jackup sale.
(2)

We sold the West Venture (Harsh environment floater) in January 2022 and both the Sevan Driller and the Sevan Brasil (both Semi-submersible rigs) in April 2022 from the above fleet. See Note 34 – Subsequent events to the Consolidated Financial Statements included herein for further details.

The reduction in our owned fleet is driven by sales under our rig disposal program. Starting in 2020 and up to December 31, 2021, we have sold eight of our cold stacked units through our rig disposal program. Following the sale of the West Epsilon in 2020, we sold seven further rigs in 2021 (West Vigilant, West Freedom, West Pegasus, West Alpha, West Orion, West Eminence and West Navigator).

The below table shows the number of managed/leased drilling units included in our fleet for each of the periods covered by this report:

Drilling units managed/leased	December 31, 2021	December 31, 2020	December 31, 2019
Managed rigs
Floater	4	10	10
Jackup / Tender	5	8	8

Total managed rigs	9	18	18

Leased
Harsh environment - floaters	2	4	3
Harsh environment - Jackup	1	1	1

Total drilling units	3	5	4

The decrease in managed rigs during 2021 was due to the termination of nine Aquadrill management contracts. Rigs under Seadrill’s management remained unchanged between 2019 and 2020.

The decrease in leased rigs during 2021 was due to the redelivery of the West Mira to Northern Ocean and West Taurus to SLF Corporation. Leased rigs increased by one unit in 2020 due to the new lease agreement with Northern Ocean relating to the West Bollsta.

There are no newbuildings for 2021 and 2020. We had an option, which expired on June 30, 2020 and was not exercised, to acquire the semi-submersible rig Sevan Developer.

4) Contract backlog

Contract backlog includes all firm contracts at the maximum contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism we utilize the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Contract backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to non-consolidated entities. Contract backlog excludes management contract revenue from Seadrill Partners, SeaMex, Sonadrill and Northern Ocean, some of which are on rolling contracts.

The contract backlog for our fleet was as follows as at the dates specified:

(In $ millions) Contract backlog
	December 31, 2021	December 31, 2020	December 31, 2019
Harsh environment (1)	810	1,476	1,805
Floaters	1,309	132	364
Jackups (2)	149	249	375

Total	2,268	1,857	2,544

(1)

Subsequent to period end, backlog was reduced by $459 million related to the negotiated amendment to the West Linus lease with SFL. The rig was redelivered to SFL in 2022, at which point Seadrill novated the associated drilling contract to the new manager.

(2)

Included in Jackups is backlog related to the seven jackup units in the Kingdom of Saudi Arabia that were sold to ADES on October 18, 2022 of $149 million (December 31, 2020:$249 million and December 31, 2019: $370 million).

Our contract backlog includes only firm commitments represented by signed drilling contracts. The full contractual operating dayrate may differ to the actual dayrate we ultimately receive. For example, an alternative contractual dayrate, such as a waiting-on-weather rate, repair rate, standby rate or force majeure rate, may apply under certain circumstances. The contractual operating dayrate may also differ to the actual dayrate we ultimately receive because of several other factors, including rig downtime or suspension of operations. In certain contracts, the dayrate may be reduced to zero if, for example, repairs extend beyond a stated period.

We project our December 31, 2021 contract backlog to unwind over the following periods.

(In $ millions)
Contract backlog	Total	2022	2023	2024	Thereafter
Harsh environment	810	313	191	72	234
Floaters	1,309	264	356	352	337
Jackups	149	107	33	9	—

Total	2,268	684	580	433	571

Attributable to:
Continuing operations	2,119	577	547	424	571
Discontinued operations	149	107	33	9	—

The actual amounts of revenues earned and the actual periods during which revenues are earned will differ from the amounts and periods shown in the tables above due to various factors, including shipyard and maintenance projects, unplanned downtime and other factors that result in lower applicable dayrates than the full contractual operating dayrate. Additional factors that could affect the amount and timing of actual revenue to be recognized include customer liquidity issues and contract terminations, which are available to our customers under certain circumstances.

A.	RESULTS OF OPERATIONS

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Operating revenues	907	961	1,254
Operating expenses	(1,012)	(1,358)	(1,589)
Other operating items	(51)	(4,084)	39

Operating loss	(156)	(4,481)	(296)
Interest expense	(109)	(398)	(407)
Reorganization items, net	(296)	—	—
Other financial and non-operating items	(11)	448	(44)

Loss before income taxes	(572)	(4,431)	(747)
Income tax benefit	—	1	44
Loss from discontinued operations	(15)	(233)	(519)

Net loss	(587)	(4,663)	(1,222)

1) Operating revenues

Total operating revenues consist of contract revenues, reimbursable revenues, management contract revenues and other revenues. We have analyzed operating revenues between these categories in the table below:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Contract revenues (a)	663	605	863
Reimbursable revenues (b)	35	37	41
Management contract revenue (c)	177	289	338
Other revenues (d)	32	30	12

Total operating revenues	907	961	1,254

a) Contract revenues

Contract revenues represent the revenues that we earn from contracting drilling units to customers, primarily on a dayrate basis. Contract revenue relates to Seadrill’s owned units as well as harsh-environment rigs that have been leased from SFL and Northern Ocean. We have analyzed contract revenues by segment in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	437	376	313
Floaters	226	210	477
Jackups	—	19	73

Contract revenues	663	605	863

Contract revenues are primarily driven by the average number of rigs under contract during a period, the average dayrates earned and economic utilization achieved by those rigs under contract. We have set out movements in these key indicators of performance in the sections below.

i.	Average number of owned or leased rigs on contract

We calculate the average number of rigs on contract by dividing the aggregate days our rigs were on contract during the reporting period by the number of days in that reporting period. The average number of rigs on contract for the periods covered is set out in the below table:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	4	4	4
Floaters	3	3	5
Jackups	—	1	3

Average number of rigs on contract	7	8	12

Harsh Environment

The average number of harsh environment rigs remained at four on contract in the periods presented. We have five units that operated during the year (West Elara, West Linus, West Phoenix, West Hercules and West Bollsta), of which the West Phoenix was idle until August 2021. The West Venture, a cold stacked harsh environment unit, was sold in January 2022 and we anticipate that the three leased rigs, West Hercules, West Linus and West Bollsta will be returned to their owners in 2022, leaving two units in our go-forward fleet.

Floaters

There has been no change in the average number of floaters on contract between 2021 and 2020, although we have benefited from improved activity during the second half of 2021 and had five floaters operating at the end of year. In addition, our two cold stacked drillships, West Jupiter and West Carina, are being reactivated for operation in Brazil following the signing of two long terms contracts with Petrobras. We sold two of the remaining long-term cold stacked units (Sevan Brasil and Sevan Driller) in April 2022. We are marketing the remaining unit (West Eclipse) but would reactivate her if suitable work is secured that would provide an appropriate investment return on the reactivation cost.

The average number of floaters on contract decreased by two between 2020 and 2019 primarily due to the West Jupiter and West Saturn completing their contracts in 2019.

Jackups

The average number of jackup rigs on contract presented above excludes three rigs leased to Gulfdrill (West Castor, West Telesto and West Tucana) as the charter revenue on those leases are included in “Other revenue”(discussed below). The average number of jackups on contract decreased by one between 2021 and 2020 primarily due to the West Tucana completing its contract in April 2020 and being leased to Gulfdrill and West Cressida ceasing operations in Thailand in May 2020.

The average number of jackups on contract decreased by two between 2020 and 2019 primarily due to the West Telesto and West Castor completing their contracts in 2019 and being leased to Gulfdrill in 2020.

ii.	Average contractual dayrates

We calculate the average contractual dayrate by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of days for the reporting period. We have set out the average contractual dayrates for the periods presented in the below table:

(In $ thousands)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	263	242	215
Floaters	199	196	247
Jackups	—	67	63

Harsh Environment

The average contractual dayrate for harsh environment rigs increased by $21k per day between the years ended December 31, 2021 and 2020, primarily due to higher dayrates on new contracts and clients for the West Phoenix and West Hercules. This was partly offset by lower dayrates on the West Bollsta’s new contract as well as the West Linus, and West Elara earning lower market-indexed rates on their long-term contracts.

The average contractual dayrate for harsh environment rigs increased by $27k per day between the years ended December 31, 2020 and 2019, primarily due to the West Phoenix operating at higher dayrates and due to the West Linus and West Elara earning higher market-indexed rates on their long-term contracts with ConocoPhillips.

Floaters

The average contractual dayrate for floaters increased by $3k per day between the years ended December 31, 2021 and 2020. This was primarily due to the West Saturn ,which was previously warm stacked, and Sevan Louisiana both operating at higher dayrates in 2021. This was partially offset by the West Carina being cold stacked and the West Neptune and West Tellus operating at lower dayrates in 2021.

The average contractual dayrate for floaters decreased by $51k per day between the years ended December 31, 2020 and 2019. This was primarily due to the West Jupiter completing a legacy dayrate contract at the end of 2019. This was partly offset by the Sevan Louisiana operating at a higher dayrate in 2020 compared to 2019.

Jackups

The average contractual dayrate for jackups increased by $4k per day between the years ended December 31, 2020 and 2019. This was primarily due to the West Cressida being on higher day rates in 2020.

iii.	Economic utilization for rigs on contract

We define economic utilization as dayrate revenue earned during the period, excluding bonuses, divided by the contractual operating dayrate multiplied by the number of days on contract in the period. If a drilling unit earns its full operating dayrate throughout a reporting period, its economic utilization would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than contractual operating rate, such as planned downtime for maintenance. In such situations, economic utilization reduces below 100%.

Economic utilization for each of the periods presented in this report is set out in the below table:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	93%	92%	90%
Floaters	84%	88%	92%
Jackups	—%	99%	98%

Economic utilization for harsh environment increased by 1% in 2021 primarily due to 2020 downtime on the West Bollsta. Economic utilization for floaters decreased by 4% primarily due to 2021 downtime on West Saturn, West Tellus and Sevan Louisiana relating to malfunctioning subsea equipment.

The economic utilization for harsh environment rigs increased by 2% from 2019 to 2020, primarily due to 2019 downtime on the West Phoenix, West Hercules and West Linus relating to malfunctioning subsea equipment. Economic utilization for floaters decreased by 4% in 2020 primarily due to the unplanned BOP on the West Tellus. Economic utilization for jackups increased by 1% in 2020 primarily due to improvements on the West Castor.

b) Reimbursable revenues

We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel and other services provided at their request in accordance with a drilling contract. We classify such revenues as reimbursable revenues.

c) Management contract revenue

We have analyzed management contract revenues by segment in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	29	129	184
Floaters	125	126	119
Jackups	12	17	13
Other	11	17	22

Management contract revenue	177	289	338

Harsh environment management contract revenues decreased between the years ended December 31, 2021, 2020 and 2019 due to a lower recharge to Northern Ocean relating to the West Bollsta as the first mobilization project completed in 2020, and from early 2021 when we stopped providing management services to West Mira. This was partly offset by higher management fees charged to Sonadrill in 2021 relating to the Quenguela and the Libongos, which returned to operations after being suspended in 2020.

d) Other revenues

Other revenues include the following:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Leasing revenues (i)	26	19	1
Early termination fees (ii)	6	11	11

Other revenues	32	30	12

i.	Leasing revenues

Lease revenue increased between the years ended December 31, 2021 and 2020 due to higher charter fees for West Tucana which commenced operations in November 2020. Lease revenue increased between the years ended December 31, 2020 and 2019 due to the West Castor, West Telesto and West Tucana being leased to Gulfdrill.

ii.	Early termination fees

Early termination fees were received for the West Bollsta in 2021, the West Gemini in 2020, and the West Jupiter and West Castor in 2019.

2) Operating expenses

Total operating expenses include vessel and rig operating expenses, amortization of intangibles, reimbursable expenses, management contract expense, depreciation of drilling units and equipment, and selling, general and administrative expenses. We have analyzed operating expenses between these categories in the table below:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Vessel and rig operating expenses (i)	(612)	(541)	(655)
Depreciation (ii)	(127)	(318)	(397)
Amortization of intangibles (iii)	—	(1)	(105)
Reimbursable expenses	(32)	(34)	(39)
Selling, general and administrative expenses (iv)	(67)	(74)	(91)
Management contract expense (v)	(174)	(390)	(302)

Operating expenses	(1,012)	(1,358)	(1,589)

i.	Vessel and rig operating expenses

Vessel and rig operating expenses represent the costs we incur to operate a drilling unit that is either in operation or stacked. This includes the remuneration of offshore crews, rig supplies and expenses for repairs and maintenance.

We have analyzed vessel and rig operating expenses by segment in the table below:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	373	250	243
Floaters	231	272	342
Jackups	8	19	70

Vessel and rig operating expenses	612	541	655

Vessel and rig operating expenses are mainly driven by rig activity. On average, we incur higher vessel and rig operating expenses when a rig is operating compared to when it is stacked. For stacked rigs we incur higher vessel and rig expenses for warm stacked rigs compared to cold stacked rigs. We incur one-time costs for activities such as preservation and severance when we cold stack a rig. We also incur significant costs when re-activating a rig from cold stack, a proportion of which is expensed as incurred.

For detail on the movement in operating rigs in each period presented, please refer to section 1 a)—“i. Average number of owned or leased rigs on contract”.

Harsh environment rigs incurred higher costs in 2021 despite the amount of rigs on contract being consistent with the prior year. This was largely due to higher personnel costs combined with increased lease expense on the West Bollsta. This was partially offset by the sale of West Navigator, West Alpha and West Eminence, for which we no longer incur rig maintenance costs. The increase in costs in 2020 compared to 2019 was due to increased personnel and COVID-19 related costs which was partly offset by the disposal of the cold stacked West Epsilon in 2020.

Operating expenses on floater rigs decreased in 2021 mainly driven by the sale of the West Orion, West Pegasus and West Eclipse, along with two warm stacked rigs being transitioned to a cold stacked status. Warm stacked rigs generally incur higher expenditure due to the anticipation of new operations, thus maintaining some functions that are usually paused when a rig is cold stacked. Operating expenses in 2020 decreased from 2019 due to the West Neptune and Sevan Louisiana moving from an operating to warm stacked status.

Jackup rigs saw a decrease in expenses for the year ended December 31, 2021 due to the sale of West Vigilant and West Freedom, along with an additional rig leased to Gulfdrill, as leased rigs typically incur minimal operational expenses. There are now three rigs being leased to Gulfdrill; West Telesto, West Tucana and West Castor. Operating expenses were lower in 2020 than 2019 due to a decrease in the number of operating rigs as well as rigs being leased to Gulfdrill.

ii.	Depreciation of drilling units and equipment

We record depreciation expense to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives.

Depreciation decreased in 2021 compared to 2020 as a result of the impairments recognized on our drilling fleet in both March and December 2020, compounded by a further impairment of the West Hercules in June 2021. See Note 11 – “Loss on impairment of long-lived assets” to the Consolidated Financial Statements included herein for more information.

Similarly depreciation decreased in 2020 from 2019 due to the impairments recognized 2020 that resulting in lower carrying values of our drilling units and equipment, on which the depreciation charge is based.

iii.	Amortization of intangibles

For periods before emergence from the previous Chapter 11 Proceedings we recognized intangible assets or liabilities only where we acquired a drilling contract in a business combination. We amortize these assets and liabilities over the remaining contract period and report the amortization under operating expenses.

Amortization reduced in 2021 and 2020, after completion of favorable contracts and an impairment recognized against the Seadrill Partners management contracts in 2020. See Note 16—“Other assets” to the Consolidated Financial Statements included herein for more information.

iv.	Selling, general and administrative expenses

Selling, general and administrative expenses include the cost of our corporate and regional offices, certain legal and professional fees, as well as the remuneration and other compensation of our officers, directors and employees engaged in central management and administration activities.

Selling, general and administrative expenses decreased in both 2021 and 2020 primarily due to lower legal and consultancy fees and a reduction in corporate office expenses.

v.	Management contract expense

Management contract expense includes costs incurred in providing management and operational services on behalf third parties. We have analyzed management contract expenses in the table below:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Management contract expense	(30)	(92)	(79)
Reimbursable expenses	(108)	(156)	(223)
Expected credit losses	(36)	(142)	—

Total management contract expense	(174)	(390)	(302)

The decrease in management contract expense from 2020 to 2021 is due to the termination of the Wintershall contract with Northern Ocean and termination of services to Aquadrill. This was partly offset by an increase in fees charged to Sonadrill for the Libongos and Quenguela.

The 2020 increase in management contract expense was due to increased fees charged to Sonadrill for the Libongos, which went on contract in October 2019, partially offset by a decrease in reimbursable expenses billed to Sonadrill.

Refer to Note 5 – “Current expected credit losses” to the Consolidated Financial Statements included herein for more information regarding expected credit losses.

3) Other operating items

Other operating items include losses on impairment of long-lived assets and intangibles, gains on sale of assets and other operating income. We have analyzed other operating items between these categories in the below table:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Loss on impairment of long-lived assets (i)	(152)	(4,087)	—
Loss on impairment of intangible (ii)	—	(21)	—
Gain on sale of assets (iii)	47	15	—
Other operating income (iv)	54	9	39

Other operating items	(51)	(4,084)	39

i.	Impairment of long-lived assets

The West Hercules was impaired in 2021 following an amendment to the terms of the leasing arrangements with SFL.

In 2020, impairment charges of $4.1 billion was booked against our rigs, reflecting our view that challenging market conditions were likely to persist for a sustained period and that certain of our cold stacked units were unlikely to return to the working fleet. We impaired all long-term cold stacked units in full and all other drillships and benign environment semi-submersible rigs were written down to their estimated fair market value.

ii.	Impairment of intangible

In 2020 we impaired Seadrill Partners’ management contracts after Seadrill Partners voluntarily entered into Chapter 11 on December 1, 2020.

iii.	Gain on sale of assets

The gain on sale of assets in 2021 was due to the sale of the West Vigilant, West Pegasus, West Freedom, West Alpha, West Orion, West Eminence and West Navigator. These disposal were part of our rig disposal program.

The gain on sale of assets in 2020 was due to the sale of the West Epsilon and the sale of spare parts on the West Telesto to our Gulfdrill joint venture partner, GDI.

iv.	Other operating income

The below table summarizes the main components of other operating income for the periods presented.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Pre-petition liabilities write-off (i)	27	—	—
Loss of hire insurance settlement (ii)	2	9	10
Receipt of overdue receivable (iii)	—	—	26
Settlement with shipyard	—	—	3
Others (iv)	25	—	—

Other operating income	54	9	39

i.	Pre-petition liabilities write-off

Write-off of pre-petition lease liabilities due to Northern Ocean for the West Bollsta of $19 million and pre-petition liabilities to Aquadrill (formerly Seadrill Partners) of $8 million as a consequence of global settlement agreements with Northern Ocean and Aquadrill becoming effective.

ii.	Loss of hire insurance settlement

The 2021 insurance gain relates to excess recovery on the physical damage claimed on the Sevan Louisiana. The 2020 gain relates to the settlement of a claim on our loss of hire insurance policy following an incident on the Sevan Louisiana.

iii.	Receipt of overdue receivables

Receipt of overdue receivables in 2019 which had not been recognized as an asset as part of fresh start accounting.

iv.	Others

Primarily relates to a $22 million rebate of previously incurred war insurance premiums from The Norwegian Shipowners’ Mutual War Risks Insurance Association (“DNK”).

4) Interest expense

We have analyzed interest expense into the following components:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Cash and payment-in-kind interest on debt facilities (i)	(25)	(256)	(360)
Interest on SFL Leases (ii)	(84)	(12)	—
Unwind of discount debt	—	(44)	(47)
Write off discount debt (iii)	—	(86)	—

Interest expense	(109)	(398)	(407)

i.	Cash and payment-in-kind interest on debt facilities

We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Senior credit facilities and unsecured bonds	(25)	(229)	(313)
Debt of consolidated Variable Interest Entities	—	(27)	(47)

Cash and payment-in-kind interest on debt facilities	(25)	(256)	(360)

Our senior credit facilities incurred interest at LIBOR plus a margin. For periods after July 2, 2018, this margin increased by one percentage point following the emergence from the Previous Chapter 11 Proceedings. On February 7, 2021, after filing for Chapter 11, we recorded contractual interest payments against debt held as subject to compromise (“adequate protections payments”) as a reduction to debt in the Consolidation Balance sheet and not as an expense to Consolidated Statement of Operations. For further information on our bankruptcy proceedings refer to Note 4—Chapter 11 of our Consolidated Financial Statements included herein.

ii.	Interest on SFL Leases

In the fourth quarter of 2020 we deconsolidated the Ship Finance SPVs as we are no longer primary beneficiary of the variable interest entities. Following the deconsolidation, we recognized the liability, and related interest expense, between Seadrill and the SPVs that was previously eliminated on consolidation.

iii.	Write off of discount on debt

In September 2020 and December 2020, there were non-payments of interest on our secured credit facilities that constituted an event of cross-default. The event of default resulted in the expense of unamortized debt discount of $86 million.

5) Reorganization items, net

We have analyzed reorganization items, net into the following components:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Advisory and professional fees after filing (i)	(113)	—	—
Remeasurement of terminated lease to allowable claim (ii)	(186)	—	—
Interest income on surplus cash invested (iii)	3	—	—

Total reorganization items, net	(296)	—	—

i.	Advisory and professional fees

Expenses and income directly associated with the Chapter 11 cases are reported separately in the income statement as reorganization items, net as required by Accounting Standards Codification 852, Reorganizations.

ii.	Remeasurement of terminated lease to allowable claim

The West Taurus lease was rejected through the Chapter 11 proceedings and the rig was handed back to SLF in early 2021 resulting in the loss recognized, being the difference between the outstanding liability held at fair value and its expected claim value. The liability will be discharged on emergence from bankruptcy and SFL will receive a pro-rated share of the $0.25 million which has been set aside for such claims.

iii.	Interest income on surplus cash invested

Interest income on surplus cash across the group reclassified to reorganization items, net in accordance with US GAAP bankruptcy accounting guidance.

6) Other financial and non-operating items

We have analyzed other income and expense into the following components:

	Successor
(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Interest income (i)	1	8	33
Share in results from associated companies (net of tax) (ii)	3	—	(22)
Loss on impairment of investments (iii)	—	—	(6)
Loss on derivative financial instruments (iv)	—	(3)	(37)
Fair value measurement on deconsolidation of VIE (v)	—	509	—
Foreign exchange loss (vi)	(4)	(23)	(11)
Other financial items (vii)	(11)	(43)	(1)

Other financial and non-operating items	(11)	448	(44)

i.	Interest Income

Interest income relates to interest earned on cash deposits and other financial assets. Interest income decreased in both 2021 and 2020 as a result of a decrease in cash deposits and a fall in interest rates.

ii.	Share of results in associated companies (net of tax)

Share of results in associated companies represents our share of earnings or losses in our investments accounted under the equity method.

The share of results from associated companies in 2021 and 2020 reflect a share in after-tax profits from our investment in Sonadrill partly offset by a share of losses from our investment in Gulfdrill. The share in after tax loss of associated companies for the 2019 reflects a share in losses in our investments in Seadrill Partners and Sonadrill.

iii.	Loss of impairment of investment

On September 6, 2019, Seadrill Partners announced its suspension from trading on the NYSE. This was considered an other than temporary impairment indicator which led to an impairment review being performed in respect of the Seadrill investment in Seadrill Partners. The result of this exercise was a total impairment charge of $6 million across the investments we hold in Seadrill Partners.

iv.	Loss on derivative financial instruments

On May 11, 2018, we bought an interest rate cap from Citigroup for $68 million. The interest rate cap mitigates our exposure to future increases in LIBOR over 2.87% from our floating bank debt. We also have a conversion option on a bond issued to us by Archer Limited. We record both of these assets at fair value.

No fair value movement on the derivative on the interest cap in the year end December 31,2021. The loss on derivatives in the year ended December 31, 2020 was a fair value loss on the interest rate cap of $3 million due to a decrease in forward interest rates.

The loss on derivatives in the year ended December 31, 2019 of $37 million comprised a fair value loss on our interest rate cap derivatives due to a decrease in forward interest rates.

v.	Fair value measurement on deconsolidation of VIE

In the year ended December 31, 2020 a non-cash gain of $509 million arose following the deconsolidation of Ship Finance SPVs, which were previously consolidated by Seadrill under the variable interest model. The Ship Finance SPVs are the legal owners of the West Taurus, West Hercules, and West Linus, which were leased to Seadrill under capital lease arrangements. Following certain events in the period, Seadrill removed the assets and liabilities of the Ship Finance SPVs from the Company’s consolidated balance sheet and recorded liabilities in respect of the three leases in their place. As the fair value of the lease liabilities was lower than the carrying values of the liabilities, this resulted in a large non-cash gain.

vi.	Foreign exchange loss

Foreign exchange gains and losses relate to exchange differences on the settlement or revaluation of monetary balances denominated in currencies other than the U.S. dollar.

The foreign exchange movement is primarily driven by collateral placed with BTG Pactual in May 2019, under a letter of credit arrangement, of 330 million Brazilian Reais.

vii.	Other financial items

Other financial items for the year ended December 31, 2020 primarily comprised professional and advisory fees related to our comprehensive restructuring and provisions for expected credit losses against related party loans receivable. The decrease in 2021 is primarily due to moving these restructuring cost to reorganization items, net in February 2021 following filing for Chapter 11.

7) Income tax expense/benefit

Income tax expense/benefit consists of taxes currently payable and changes in deferred tax assets and liabilities related to our ownership and operation of drilling units and may vary significantly depending on jurisdictions and contractual arrangements. In most cases the calculation of taxes is based on net income or deemed income, the latter generally being a function of gross revenue.

Income tax for the year ended December 31, 2021 remained consistent with the prior year. The $44 million tax benefit recognized in 2019 was primarily due to the reversal of uncertain tax positions in the US.

B.	LIQUIDITY AND CAPITAL RESOURCES

1) Emergence from Bankruptcy

On February 22, 2022, Seadrill completed its comprehensive restructuring and emerged from Chapter 11 bankruptcy protection. Please refer to Note 4—“Chapter 11” of the accompanying financial statements for further details.

In our report at June 30, 2021, we reported a substantial doubt as to our ability to continue as a going concern as a result of the fact that we were in Chapter 11 and there was a degree of inherent risk associated with being in bankruptcy and whether the Plan of Reorganization would be confirmed. Having now emerged from Chapter 11 and with access to exit financing, we believe that cash on hand, contract and other revenues will generate sufficient cash flow to fund our anticipated debt service and working capital requirements for the next twelve months. Therefore, there is no longer a substantial doubt over our ability to continue as a going concern for at least the next twelve months following the date of issue of the financial statements.

Financial information in this report has been prepared on a going concern basis of accounting, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due. Financial information in this report does not reflect the adjustments to the carrying values of assets, liabilities and the reported expenses and balance sheet classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2) Liquidity

Seadrill Limited’s short-term liquidity requirements relate to servicing debt by way of amortization, repayments and interest payments, and funding working capital requirements. Sources of liquidity include existing cash balances, short-term investments and contract and other revenues. The Company has historically relied on cash generated from operations to meet its short-term liquidity needs. However, as a result of the downturn in the offshore industry, the Company has been required to obtain additional financing to support its liquidity needs. We achieved this through the Chapter 11 Proceedings, which is described in Note 4 - “Chapter 11”.

Our level of liquidity fluctuates depending on a number of factors. These include, among others, our contract backlog, economic utilization achieved, timing of accounts receivable collection, and timing of payments for operating costs and other obligations. Our liquidity comprises cash and cash equivalents. The below tables show cash and restricted cash balances for each period presented.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Unrestricted cash	293	485	987
Restricted cash	223	168	218

Cash and cash equivalents, including restricted cash - continuing operations	516	653	1,205
Cash and cash equivalents, including restricted cash- discontinued operations	88	70	152

Cash and cash equivalents, including restricted cash	604	723	1,357

We have shown our sources and uses of cash by category of cash flows in the below table:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Net cash used in operating activities (a)	(154)	(420)	(256)
Net cash provided by/(used in) investing activities (b)	37	(32)	(26)
Net cash used in financing activities (c)	—	(163)	(367)
Effect of exchange rate changes in cash and cash equivalents	(2)	(19)	3

Change in period	(119)	(634)	(646)

This reconciles to the total cash and cash equivalents, including restricted, which is as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Opening cash and cash equivalents, including restricted cash	723	1,357	2,003

Opening cash and cash equivalents, including restricted cash - continuing operations	653	1,205	1,572
Opening cash and cash equivalents, including restricted cash - discontinued operations	70	152	431

Change in period - continuing operations	(137)	(552)	(367)
Change in period - discontinued operations	18	(82)	(279)

Closing cash and cash equivalents, including restricted cash	604	723	1,357

Closing cash and cash equivalents, including restricted cash - continuing operations	516	653	1,205
Closing cash and cash equivalents, including restricted cash - discontinued operations	88	70	152

a) Net cash used in operating activities

Net cash used in operating activities include cash receipts from customers, cash paid to employees and suppliers (except for capital expenditure), interest and dividends received (except for returns of capital), interest paid, income taxes paid and other operating cash payments and receipts.

We calculate net cash used in operating activities using the indirect method as summarized in the below table:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Net loss	(587)	(4,663)	(1,222)
Net operating income adjustments related to discontinued operations (1)	10	211	526
Adjustments to reconcile net loss to net cash provided by operating activities (2)	522	4,183	540

Net loss after adjustments	(55)	(269)	(156)
Payments for long-term maintenance	(55)	(110)	(105)
Repayments made under lease arrangements	(46)	—	—
Changes in operating assets and liabilities	2	(41)	5

Net cash used in operating activities	(154)	(420)	(256)

(1)

Relates to adjustments made to the net income/loss of discontinued operations to reconcile to operating cash flows from discontinued operations. The adjustments are made up of adjustments to reconcile net loss to net cash used in operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of effect of acquisitions and disposals.

(2)

Includes depreciation, amortization, gain on sale of assets, share of results from associated companies, loss on impairment of long-lived assets, investments, intangible assets and convertible note from related party, unrealized losses on derivatives and marketable securities, unrealized foreign exchange loss, non-cash reorganization items, payment-in-kind interest, fair value measurement on deconsolidation of VIE, amortization of discount on debt, changes in allowance for credit losses, deferred tax benefit and other non-cash items shown under the sub-heading “adjustments to reconcile net loss to net cash provided by operating activities” in the Consolidated Statements of Cash Flows presented in the Consolidated Financial Statements included in this report.

Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development. This has negatively affected our revenues, profitability and operating cash flows. During the year ended December 31, 2021, 2020 and 2019, our cash flows from operating activities were negative, as cash receipts from customers were insufficient to cover operating costs, payments for long-term maintenance of our rigs, costs incurred for our comprehensive restructuring, and tax payments.

b) Net cash provided by/used in investing activities

Net cash provided by/used in investing activities include purchases and sales of drilling units and equipment, investments in non-consolidated entities and cash receipts from loans granted to related parties.

Net cash provided by investing activities for the year ended December 31, 2021 was comprised primarily of proceeds from disposal of assets, partly offset by capital expenditures.

Net cash used in investing activities for the year ended December 31, 2020 were primarily capital expenditures and a related party loan granted. Along with this there was also a decrease in the cash due to the deconsolidation of the Ship Finance SPVs. This is offset by contingent consideration payments from Seadrill Partners and loan repayments received from our joint venture, Seabras Sapura.

Net cash used in investing activities for the year ended December 31, 2019 were primarily capital expenditures and a capital contribution into the Sonadrill joint venture. This is offset by contingent consideration payments from Seadrill Partners and loan repayments received from our joint venture, Seabras Sapura.

c) Net cash used in financing activities

Net cash used in financing activities include proceeds from the issuance of new equity, proceeds from issuing debt and repayments of debt and payment of debt issuance costs.

Net cash used in financing activities for the year ended December 31, 2021 were nil.

Net cash used in financing activities for the year ended December 31, 2020 were driven by debt repayments and purchase of redeemable non-controlling interest.

Net cash used in financing activities for the year ended December 31, 2019 were driven by redemptions of Senior Secured Notes and debt repayments within our Ship Finance SPVs.

3) Information on our borrowings

An overview of our debt as at the Effective Date, divided into (i) secured credit facilities and (ii) unsecured senior convertible notes, is presented in the table below:

(In $ millions)	As at the Effective date	Maturity date
Secured credit facilities
$683 million facility	683	June 2027
$300 million facility (a)	175	December 2026

Total secured credit facilities	858
Unsecured
$50 million convertible note	50	August 2028

Total debt	908
Capitalized debt issuance costs and fresh start adjustments	—

Total net debt	908

(a)

Under the $300 million facility, Seadrill has access to the $125 million revolving credit facility in addition to the $175 million term loan facility, which was not drawn down at the Effective Date (nor has it been drawn to date).

Prior to consummation of the Reorganization, Seadrill had $5,544 million of senior secured credit facilities. Under the Plan on the Effective Date, these facilities were in part reinstated in the form of the $683 million senior secured credit facility (as further described below), in part equitized through issuance of new shares, and in part settled in cash.

Secured credit facilities and unsecured convertible note

$300 Million New Money Facility

In February 2022 as part of the Reorganization, Seadrill entered into a $300 million super senior secured credit facility with a syndicate of lenders secured on a first lien basis. The facility has a maturity of December 15, 2026 and consists of a $175 million term loan facility and a $125 million revolving credit facility (“RCF”). The term loan facility bears interest at a margin of 7% per annum plus the SOFR (and any applicable credit adjustment spread). The RCF bears interest at a margin of 7% per annum plus the SOFR (and any applicable credit adjustment spread), and a commitment fee of 2.8% per annum is payable in respect to any undrawn portion of the RCF commitment.

$683 Million Reinstated Facility

In February 2022 as part of the Reorganization, Seadrill entered into a senior secured credit facility with a syndicate of lenders to partially reinstate the existing facilities in an aggregate amount of $683 million secured on a second lien basis. The facility bears interest at a total margin of 12.5% per annum plus the SOFR (and any applicable credit adjustment spread), and it has a maturity of June, 15 2027. The above-mentioned margin comprises two components: 5% cash interest; and 7.5% pay-if-you-can (“PIYC”) interest, whereby Seadrill either pays the PIYC interest in cash or the equivalent amount is capitalized as principal outstanding (dependent on certain conditions set out in the facility agreement).

$50 Million Convertible Note

In February 2022 as part of the Reorganization, the Company issued $50 million of aggregate principal amount of an unsecured senior convertible note to Hemen Holdings Ltd., with a final maturity in August 2028 (the “Convertible Note”). The notes bear interest of 6% per annum plus 3-month US LIBOR, which is payable quarterly in cash. The Convertible Note is convertible into the Conversion Shares in an amount equal to 5% of the fully-diluted ordinary shares.

Covenants contained in the Company’s debt facilities

Seadrill is subject to certain financial covenants and certain non-financial covenants under our financing documentation, which govern the above-mentioned secured facilities, being the Reinstated Facility and the New Money Facility. These non-financial covenants include, but are not limited to, liens on our drilling units and other assets (such as earnings, company shares and intercompany receivables), certain restrictions on additional indebtedness and investments or acquisitions, and certain restrictions on the payment of dividends. The Convertible Note and the Group’s secured Reinstated Facility and New Money Facility include cross-default provisions, whereby, in certain circumstances, a default under one given facility might result in defaults under other facilities.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We recognize the significant impact that technology is having on our industry and through adopting new technologies, improving connectivity and digitizing the way we operate, we have enhanced processes associated with monitoring and managing our assets. Innovation remains at the heart of our business model—for instance, research and development has enabled us to implement PLATO, an advanced data analytics platform that monitors rig performance. The ability to draw insight from these large data sets helps us to optimize our performance for Customers and ensure care and maintenance of our equipment, without compromising safety.

We focus on technologies that will help us to improve results both financially and operationally. Our previously mentioned PLATO platform has expanded to include drilling performance, condition-based maintenance and monitoring, client data provision services and will soon include environmental monitoring to support our ESG and sustainability initiatives and goals. We continue to drive safety onboard our rigs and within the industry and have invested in the development of a cutting-edge red-zone management tool – Vision IQ which along with our other technologies earned industry recognition and awards in 2020.

D.	TREND INFORMATION

The below table show the average oil price over the period 2017 to 2021. The Brent oil price at March 31, 2022 was $108.

	2017	2018	2019	2020	2021
Average Brent oil price ($/bbl)	55	71	64	42	71

Although we saw Brent prices stabilize between 2018-2019, the oil price plummeted in 2020 creating significant uncertainty on the Oil and Gas. In general, production cuts agreed between OPEC and non-OPEC members as well as effective vaccination campaigns have had a positive impact on the industry. Oil demand demonstrated robust recovery in 2021 and, based on various industry forecasts, may achieve the pre-pandemic levels in 2022. However, uncertainty related to the market balance and timing of the demand recovery remains, largely driven by future COVID-19 variants.

The below table shows the global number of rigs on contract and marketed utilization for the year ended December 31, 2021, and for each of the four preceding years.

	2017	2018	2019	2020	2021
Contracted rigs
Harsh environment jackup (1)	26	28	32	26	28
Harsh environment floater	30	31	35	25	25
Benign environment floater	120	116	119	107	106
Benign environment jackup (1)	128	140	171	175	174
Marketed utilization
Harsh environment jackup (1)	76%	85%	94%	75%	80%
Harsh environment floater	83%	85%	87%	77%	77%
Benign environment floater	71%	73%	77%	77%	80%
Benign environment jackup (1)	70%	75%	85%	82%	81%

(1)	Rigs with water depth greater than 350 feet

Floater

Marketed utilization in 2021 trended above pre-COVID-19 levels driven by improved demand following low levels in 2020. The improved utilization levels has also been supported by the recycling campaigns of drillers, several of whom have completed comprehensive balance sheet restructuring processes, which has gone some way to assist the supply demand imbalance however, continued capital discipline will be critical to the continued recovery of this market. The drillship market is recovering at a faster rate than semi-submersibles with drillship utilization above 90% at 31 December 2021 compared to 70% for semi-submersible (benign-environment floater figures in the above table include both categories). Consequently we have seen a greater improvement in dayrates for drillships than semi-submersibles.

Jackup

Marketed utilization in the benign jackup segment remained consistent through 2021. While incremental demand came to market in 2021 this was balanced out by additional supply that was added to the market consequently there was limited improvement in dayrates. Discipline in adding supply to the market will be critical to improved market trends through 2022.

Harsh Environment

Marketed utilization was consistent year on year in the harsh environment floater segment due to a better supply and demand balance. Harsh environment jackup utilization improved through 2021 closing the year at 85%. However, with limited incremental demand in 2022 improvements in marketed utilization in both segments will be challenging in 2022.

E.	CRITICAL ACCOUNTING ESTIMATES

Preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the accompanying disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience, available information and assumptions that we believe to be reasonable. Management also needs to exercise judgement in applying the group’s accounting policies. Uncertainty about these assumptions, estimates and judgments could result in outcomes that require material adjustments to the carrying amount of assets or liabilities in future periods. We believe that the following are the critical accounting estimates and assumptions used in the preparation of our Consolidated Financial Statements.

Carrying Value of Rig Assets

Generally, the carrying amount of our drilling units including rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. However, drilling units acquired through a business combination or remeasured through the application of fresh start accounting are measured at fair value as of the date of acquisition or the date of emergence, respectively. Our drilling units are subject to various estimates, assumptions, and judgments related to capitalized costs, useful lives and residual values, and impairments.

Our estimates, assumptions, and judgments reflect both historical experience and expectations regarding future operations, utilization and performance. At December 31, 2021, the carrying amount of our drilling units was $1.4 billion, representing 37% of our total assets.

Useful lives and residual value

The cost of our drilling units less estimated residual value is depreciated on a straight-line basis over their estimated remaining useful lives. The estimated useful life of our semi-submersible drilling rigs, drillships and jackup rigs, when new, is 30 years.

The useful lives of rigs and related equipment are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions and changes in laws or regulations affecting the drilling industry. We re-evaluate the remaining useful lives of our drilling units as and when events occur which may directly impact our assessment of their remaining useful lives. This includes changes in the operating condition or functional capability of our rigs as well as market and economic factors. The use of different estimates, assumptions and judgments in establishing estimated useful lives and residual values could result in significantly different carrying values for our drilling units which could materially affect our results of operations.

Impairment considerations

The carrying values of our long-lived assets are reviewed for impairment when certain triggering events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by our assets and reflect management’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of our assets and could materially affect our results of operations. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable.

With regard to our older drilling units, which have relatively short remaining estimated useful lives, the results of impairment tests are particularly sensitive to management’s assumptions. These assumptions include the likelihood of the unit obtaining a contract upon the expiration of any current contract, and our intention for the drilling unit should no contract be obtained, including warm/cold stacking or scrapping. The use of different assumptions in the future could potentially result in an impairment of older drilling units, which could materially affect our results of operations.

Impairment recognized and methodology

In 2020 there was a significant decrease in the price of oil due to the actions of OPEC and its partners combined with the global impact of the COVID-19 pandemic, with Brent Oil reaching a low of $22 per barrel on March 30, 2020. The impact of these events on the drilling market had an impact on our industry with expected decreases in utilization going forward and downward pressure on dayrates. We therefore concluded that an impairment triggering event had occurred for our drilling unit fleet in the year ended December 31, 2020 and recorded an impairment charge of $4.1 billion.

The crude oil price has increased significantly since December, 2020. After the global impact of this pandemic and with the backdrop of war and other global events, the offshore rig market has experienced a recovery, at least in utilization, in many regions. The price of Brent crude has risen and stabilized at more than $90 over the past several months before increasing to over $100. Additionally, oil companies and rig owners have mostly managed to navigate through many of the logistical hurdles posed by the COVID-19 pandemic. Drilling programs that had been postponed have now begun or are back on schedule. As a result, the number of contracted rigs has rebounded, and fleet utilization (jackups, semi-submersibles and drillships) is nearing March 2020 pre-pandemic levels. Dayrates for some rig types in certain regions, such as for US Gulf of Mexico drillships, have risen dramatically. Conversely, dayrates for rigs in other regions have remained stagnant or only risen modestly. As such, we concluded there were no macro-economic indicators of impairment for our overall fleet in the period ended December 31, 2021.

However, changes to our forecast assumptions regarding the future of the West Hercules, whereby we expected it to be more likely than not that the rig would be sold or otherwise disposed of significantly before the end of its previously estimated useful life due to the planned amendment to the bareboat charter in Chapter 11, led us to conclude that an impairment triggering event occurred for the rig.

We assessed recoverability of the West Hercules by first evaluating the estimated undiscounted future net cash flows based on a number of assumptions, including projected dayrates, utilization of the units, operating costs, maintenance costs, reactivation costs, likelihoods of any required scrapping activity, and applicable tax rates. The West Hercules carrying amount was not deemed to be recoverable. Based on a fair value using a discounted cash flow model based on the same inputs as at year-end, the West Hercules was impaired by $152 million down to its deemed fair value of $137 million. These assumptions are necessarily subjective and the use of different assumptions could produce results that differ from those reported. These include uncertainties over future demand for services, dayrates, expenses and other market-based future events, and expectations may not be indicative of future outcomes.

Altering the dayrate and other assumptions used in our cash flow forecasts could have led to significantly different estimated fair values. As a result, the assessment as to whether an asset should have been impaired or otherwise was dependent on the timing of assessment and market expectations at that time. As the long-range outcomes are unpredictable due to this volatility, it is not possible to reasonably quantify the impact of changes in the assumptions used in our projected cash flows.

On August 27, 2021, the Bankruptcy Court approved an amendment to the original West Hercules bareboat charter, which removed the call options and purchase obligations in the original charter, leading to the arrangement no longer being accounted for a failed sale leaseback and the remaining $137 million rig carrying value being derecognized (along with the remaining $146 million liability to SFL).

We also assessed the recoverability of the West Linus at year-end, which was amended to a short-term transition charter subsequent to year-end, in a similar manner to that of the West Hercules. The carrying value was deemed to be recoverable.

Fair Value of SeaMex

As described in Note 32—Business Combinations, on November 2, 2021, NSNCo consolidated SeaMex in a business combination. All assets and liabilities acquired were evaluated as of the acquisition date in accordance with ASC 805 and recorded at their fair value as of that date.

Accounts receivable, net

SeaMex’s current expected credit losses (“CECL”) model estimates the allowance using a similar “probability-of-default” model to that of Seadrill’s. Refer to Current Expected Credit Losses section below. Management has applied a 1% CECL on the receivable balance after specific reserves.

Drilling Units

The fair value of drilling units was estimated through the discounted cash flow (“DCF”) approach. The DCF approach derives values of rigs from the cash flows associated with the remaining useful life of the rig. Forecasted revenues used in the DCF model are derived from a “general pool” whereby the rigs will receive a global dayrate assumption and a contract probability factor. All future cash flows are discounted using a weighted average cost of capital (“WACC”) range of 11% to 14%. Key assumptions used in the DCF include contracted dayrate and utilization forecasts.

Contracts

Management valued the favorable intangible drilling contracts by comparing the signed contract rates against the expected rates achievable for the rig type in the market, both adjusted for economic utilization and taxes. The gain or loss on the signed contract compared to the market rates were then discounted using an adjusted WACC of 14%.

Uncertain Tax Positions

Seadrill is a Bermuda company that has a number of subsidiaries and affiliates in various jurisdictions. We are not currently required to pay income taxes in Bermuda on ordinary income or capital gains because we qualify as an exempted company. We have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain of our subsidiaries operate in other jurisdictions where income taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes.

The determination and evaluation of our annual group income tax provision involves the interpretation of tax laws in the various jurisdictions in which we operate and requires significant judgment and the use of estimates and assumptions regarding significant future events, such as amounts, timing and the character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedence. Changes in tax laws (such as the recent US tax reform), regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability materially in any given year.

While our annual tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as at the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities or valuation allowances. In addition, our uncertain tax positions are estimated and presented within other current liabilities, other liabilities, and as reductions to our deferred tax assets within our Consolidated Balance Sheets. For details on our tax position, refer to Note 12 – “Taxation” to the Consolidated Financial Statements included herein.

Current Expected Credit Losses

We adopted accounting standard update 2016-13 effective January 1, 2020. Under this guidance, we are required to record allowances for the expected future credit losses to be incurred on trade and loan receivable balances.

The CECL model contemplates a broader range of information to estimate expected credit losses over the contractual lifetime of an asset. It also requires to consider the risk of loss even if it is remote. We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts of events which may affect the collectability. We estimate the CECL allowance using a “probability-of-default” model, calculated by multiplying the exposure at default by the probability of default by the loss given default by a risk overlay multiplier over the life of the financial instrument (as defined by Accounting Standard Update (“ASU”) 2016-13). Our critical assumptions relate to internal credit ratings and maturities used to determine probability of default, the subordination of debt to determine loss given default and the performance status of the receivable that can impact any management overlay. We determine management risk overlay based on management assessment of defaults, overdue amounts and other observable events that provide information on collection. Our internal credit ratings are based on the Moody’s scorecard approach (based on several quantitative and qualitative factors) and our approach relies on statistical data from Moody’s ‘Default and Ratings Analytics’ to derive the expected credit loss. We monitor the credit quality of receivables by re-assessing credit ratings, assumed maturities and probability-of-default on a quarterly basis. Due to the inherent uncertainty around these judgmental areas, it is at least reasonably possible that a material change in the CECL allowance can occur in the near term. We grouped financial assets with similar risk characteristics based on their contractual terms, historical credit loss pattern, internal and external credit ratings, maturity, collateral type, past due status and other relevant factors.

The CECL model applies to our external trade receivables, related party receivables (See Note 27 – “Related party transactions” to the Consolidated Financial Statements included herein for details) and other financial assets carried at amortized cost. Our external customers are international oil companies, national oil companies and large independent oil companies. These counterparties mostly have investment grade credit ratings. Historically we incurred very low credit losses and observed no significant past due amounts indicating delinquency of payments. Therefore, we have limited credit risk exposure impact based on our assessment of future, current and past conditions. However, we have established an allowance on our loans and trade receivables due from related parties reflecting their lower credit ratings and overdue balances.

Liabilities Subject to Compromise

While in Chapter 11, we distinguished liabilities from those that are liabilities subject to compromise (“LSTC”), being un-/undersecured prepetition liabilities, from those that are not, being fully secured prepetition liabilities and all post-petition liabilities. If there is uncertainty about whether a claim was undersecured, or would be impaired under the Plan of Reorganization, the entire amount of the claim was included within LSTC. Liabilities that were affected by the plan were reported at the amounts expected to be allowed, even if they may be settled for lesser amounts, which inherently requires a degree of estimation.

F.	SAFE HARBOR

Forward-looking information discussed in this operating and financial review includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

ITEM 18.	FINANCIAL STATEMENTS
Our Consolidated Financial Statements, together with the report from PricewaterhouseCoopers LLP thereon, are filed as a part of this Form
6-K,
beginning on this page
F-1.
Seadrill Limited

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Seadrill Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Seadrill Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on financial instruments in 2020.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Completeness of uncertain tax positions and valuation of certain uncertain tax positions
As described in Notes 2 and 12 to the consolidated financial statements, the Company had an unrecognized tax benefit of $83 million as of December 31, 2021 of which a majority relates to certain jurisdictions. As disclosed, management recognizes liabilities for uncertain tax positions based on a two-step
process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Management regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes.
The principal considerations for our determination that performing procedures relating to the completeness of uncertain tax positions and valuation of certain uncertain tax positions is a critical audit matter are (i) the significant judgment by management when assessing uncertain tax positions, including a high degree of estimation uncertainty; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s timely identification of uncertain tax positions and accurate valuation of certain positions; (iii) the evaluation of audit evidence available to support certain uncertain tax positions is complex and resulted in significant auditor judgment as the nature of the evidence is often highly subjective; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. For the completeness assertion, these procedures included, among others, (i) reviewing management’s memo and exercise of identifying new uncertain tax positions; (ii) reviewing the status of any open tax audits; (iii) reviewing return-to-provision
adjustments; (iv) inspecting copies of correspondence occurring during 2021 to evaluate the completeness of information used by management in concluding on the related uncertain tax positions; (v) performing an assessment of the jurisdictions in which the Company operates and discussing with management as to whether there has been any correspondence from local tax authorities; (vi) considering the results of our other audit procedures performed to determine whether there are other uncertain tax positions that have not been identified, including whether there have been any significant structural or contractual changes to the business in 2021 which would impact the uncertain tax positions; and (vii) reviewing global tax accounting services newsletters and industry publications to identify changes to tax laws announced during the year, including those specifically for the oil and gas industry. For the valuation assertion for certain jurisdictions, these procedures included, among others (i) testing the completeness, accuracy and relevance of data used in the calculation of the liability for uncertain tax positions, including reviewing agreements, tax positions, and the related final tax returns; (ii) testing the model for calculating the liability for uncertain tax positions by jurisdiction, including management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained, including the amount of interest and penalties recorded to recalculate the closing balance; (iii) evaluating the status and results of income tax audits with the relevant tax authorities; and (iv) reviewing new information pertaining to valuation of these certain jurisdictions arising in 2021. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness of uncertain tax positions and measurement of the Company’s uncertain tax positions for the certain jurisdictions, including evaluating the reasonableness of management’s assessment of whether tax positions are more-likely-than-not
of being sustained and the amount of potential benefit to be realized, the application of relevant tax laws, and estimated interest and penalties.
Valuation of accounts receivable, net and drilling units recognized in the SeaMex business combination
As described in Note 2 and 32 to the consolidated financial statements, on November 2, 2021, the Company obtained the remaining 50% equity interest in SeaMex resulting in the consolidation of SeaMex into NSNCo in a business combination. This resulted in an acquisition of $316 million of accounts receivable, net and $216 million of drilling units. As disclosed, SeaMex’s accounts receivable, net acquired includes a current expected credit loss estimated using a
“probability-of-default”
model similar to that of Seadrill’s. The fair value of drilling units was estimated through the discounted cash flow (“DCF”) approach. The DCF approach derives values of rigs from the cash flows associated with the remaining useful life of the rig. Forecasted revenues used in the DCF model are derived from a “general pool” whereby the rigs will receive a global dayrate assumption. All future cash flows are discounted using a weighted average cost of capital (“WACC”).

The principal considerations for our determination that performing procedures relating to the valuation of accounts receivable, net and drilling units recognized in the SeaMex business combination is a critical audit matter are (i) the significant judgment by management when assessing the valuation of accounts receivable, net and drilling units, including a high degree of estimation uncertainty; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s assumptions of current expected credit losses, global dayrate, and WACC; (iii) the evaluation of audit evidence available to support the assumptions is complex and resulted in significant auditor judgment as the nature of the evidence is often highly subjective; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for developing the future net cash flows in the DCF model; (ii) evaluating the appropriateness of management’s DCF model and expected credit loss model; (iii) testing the completeness, accuracy, and relevance of the underlying data used in the models; and (iv) evaluating the significant estimates and assumptions used by management related to the current expected credit losses, global day rate, and weighted average cost of capital assumptions. Evaluating management’s significant estimates and assumptions involved evaluating whether the estimates and assumptions used by management were reasonable considering (i) the current and past performance of the drilling units; (ii) the consistency with external market and industry forecast data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit; and (iv) the probability of default in the expected credit loss model. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s WACC, including reviewing management’s calculation and comparing the WACC against comparable companies.
/s/ PricewaterhouseCoopers LLP
Watford, United Kingdom
April 29, 2022, except for the effects of discontinued operations related to the sale of the jackup units in the Kingdom of Saudi Arabia discussed in Note 33 to the consolidated financial statements, as to which the date is February 27, 2023
We have served as the Company’s or its predecessors’ auditor since 2013.

Seadrill Limited
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the year
ended December 31, 2021, December 31, 2020, and December
31, 2019
(In $ millions, except per share data)

	Notes		Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
			(As adjusted)	(As adjusted)	(As adjusted)
Operating revenues
Contract revenues			663	605	863
Reimbursable revenues			35	37	41
Management contract revenue	*		177	289	338
Other revenues	8	*	32	30	12

Total operating revenues			907	961	1,254
Operating expenses
Vessel and rig operating expenses			(612)	(541)	(655)
Reimbursable expenses			(32)	(34)	(39)
Depreciation			(127)	(318)	(397)
Amortization of intangibles			—	(1)	(105)
Management contract expense	*		(174)	(390)	(302)
Selling, general and administrative expenses			(67)	(74)	(91)

Total operating expenses			(1,012)	(1,358)	(1,589)
Other operating items
Loss on impairment of long-lived assets	11		(152)	(4,087)	—
Loss on impairment of intangibles			—	(21)	—
Gain on disposals			47	15	—
Other operating income	*		54	9	39

Total other operating items	9		(51)	(4,084)	39

Operating loss			(156)	(4,481)	(296)
Financial and other non-operating items
Interest income	*		1	8	33
Interest expense	10		(109)	(398)	(407)
Loss on impairment of investments			—	—	(6)
Share in results from associated companies (net of tax)	17		3	—	(22)
Fair value measurement on deconsolidation of VIE			—	509	—
Loss on derivative financial instrument			—	(3)	(37)
Foreign exchange loss			(4)	(23)	(11)
Reorganization items, net	4		(296)	—	—
Other financial and non-operating items	*		(11)	(43)	(1)

Total financial and other non-operating items, net			(416)	50	(451)

Loss before income taxes			(572)	(4,431)	(747)
Income tax benefit	12		—	1	44

Loss from continuing operations			(572)	(4,430)	(703)
Loss from discontinued operations, net of income taxes	33		(15)	(233)	(519)

Net loss			(587)	(4,663)	(1,222)

Net loss attributable to the parent			(587)	(4,659)	(1,219)
Net loss attributable to the non-controlling interest			—	(3)	(1)
Net loss attributable to the redeemable non-controlling interest			—	(1)	(2)
Basic and Diluted loss per share from continuing operations (US dollar)			(5.70)	(44.11)	(7.00)
Basic and Diluted loss per share (U.S. dollar)			(5.85)	(46.43)	(12.18)

*
Includes revenue received from related parties of $189 million, $305 million and $333 million and costs paid to related parties of $70 million, $12 million, and $3 million for the years ended December 31, 2021, 2020 and 2019, respectively. Refer to Note 27 - “Related party transactions” for further details.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
for the year ended December 31, 2021, December 31, 2020, and December 31, 2019
(In $ millions)

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		(As adjusted)	(As adjusted)
Net loss	(587)	(4,663)	(1,222)
Other comprehensive loss, net of tax, relating to continuing operations:
Actuarial loss relating to pensions	—	(2)	(1)
Other comprehensive gain/(loss), net of tax, relating to discontinued operations:
Change in fair value of debt component of Archer convertible bond	2	4	3
Share of other comprehensive loss from associated companies	9	(15)	(8)

Other comprehensive gain/(loss)	11	(13)	(6)

Total comprehensive loss for the period	(576)	(4,676)	(1,228)

Comprehensive loss attributable to the shareholders	(576)	(4,672)	(1,225)
Comprehensive loss attributable to the non-controlling interest	—	(3)	(1)
Comprehensive loss attributable to the redeemable non-controlling interest	—	(1)	(2)
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
(Debtor-in-Possession)
CONSOLIDATED BALANCE SHEETS
as at December 31, 2021 and December 31, 2020
(In $ millions, except per share data)

	Notes	December 31, 2021	December 31, 2020
		(As adjusted)	(As adjusted)
ASSETS
Current assets
Cash and cash equivalents		293	485
Restricted cash	14	160	103
Accounts receivable, net	15	158	110
Amount due from related parties, net	27	28	85
Assets held for sale - current	33	1,145	109
Other current assets	16	197	187

Total current assets		1,981	1,079

Non-current assets
Investment in associated companies	17	27	24
Drilling units	18	1,431	1,755
Restricted cash	14	63	65
Deferred tax assets	12	10	9
Equipment	19	11	19
Amount due from related parties, net	27	—	6
Assets held for sale - non-current	33	347	976
Other non-current assets	16	27	45

Total non-current assets		1,916	2,899

Total assets		3,897	3,978

LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	20	—	5,545
Trade accounts payable		53	41
Amounts due to related parties - current	27	—	7
Liabilities associated with assets held for sale - current	33	983	692
Other current liabilities	21	219	277

Total current liabilities		1,255	6,562

Liabilities subject to compromise	4	6,117	—
Liabilities subject to compromise associated with assets held for sale	4	118	—
Non-current liabilities
Long-term debt due to related parties	27	—	426
Deferred tax liabilities	12	9	10
Liabilities associated with assets held for sale - non-current	33	2	—
Other non-current liabilities	21	112	120

Total non-current liabilities		123	556

Commitments and contingencies (see Note 30)
EQUITY
Common shares of par value US$0.10 per share 138,880,000 shares authorized and 100,384,435 issued at December 31, 2021 and December 31, 2020	23	10	10
Additional paid in capital		3,504	3,504
Accumulated other comprehensive loss		(15)	(26)
Retained loss		(7,215)	(6,628)

Total deficit		(3,716)	(3,140)

Total liabilities and equity		3,897	3,978

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the year ended December 31, 2021, December 31, 2020, and December 31, 2019
(In $ millions)

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Cash Flows from Operating Activities

Net loss	(587)	(4,663)	(1,222)
Net loss from continuing operations	(572)	(4,430)	(703)
Net loss from discontinued operations	(15)	(233)	(519)
Net operating net loss adjustments related to discontinued operations (1)	10	211	526
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	127	318	397
Amortization of unfavorable and favorable contracts	—	1	105
Share of results from associated companies	(3)	—	22
Gain on disposals	(47)	(15)	—
Unrealized loss related to derivatives	—	3	37
Fair value measurement on deconsolidation of VIE	—	(509)	—
Loss on impairment of long-lived assets	152	4,087	—
Loss on impairment of intangibles	—	21	—
Loss on impairment of investments	—	—	6
Deferred tax benefit	(3)	(7)	(60)
Unrealized foreign exchange loss	2	19	(3)
Amortization of discount on debt	84	121	36
Change in allowance for credit losses	34	144	—
Non-cash reorganization items	176	—	—
Other cash movements in operating activities:
Payments for long-term maintenance	(55)	(110)	(105)
Repayments made under lease arrangements	(46)	—	—
Changes in operating assets and liabilities, net of effect of acquisitions and disposals:
Trade accounts receivable	(41)	49	25
Trade accounts payable	15	(37)	3
Prepaid expenses/accrued revenue	(4)	(54)	(1)
Deferred revenue	7	(5)	13
Related party receivables	(6)	(103)	(8)
Related party payables	(7)	(5)	(30)
Other assets	(21)	33	(16)
Other liabilities	59	73	14
Other, net	—	8	5

Net cash used in operating activities	(154)	(420)	(256)

(1)
Relates to adjustments made to the net loss from discontinued operations to reconcile to net cash flows in operating activities from discontinued operations. The adjustments are made up of adjustments to reconcile net loss to net cash used in operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of effect of acquisitions and disposals. The net cash used in operating activities related to Discontinued operations for the year ended December 31, 2021 was $5 million (December 31, 2020: $22 million; December 31, 2019: $7 million generated from operating activities).

Seadrill Limited
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the year ended December 31, 2021, December 31, 2020, and December 31, 2019

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Cash Flows from Investing Activities

Additions to drilling units and equipment	(29)	(27)	(48)
Purchase of call option for non-controlling interest shares	—	(11)	—
Investment in associated companies	—	—	(25)
Loans granted to related party	—	(8)	—
Proceeds from disposal of rigs	43	—	—
Impact to cash resulting from deconsolidation of VIE	—	(22)	—
Net cash provided by investing activities - discontinued operations	23	36	47

Net cash provided by/(used in) investing activities	37	(32)	(26)
Cash Flows from Financing Activities
Repayments of secured credit facilities	—	(36)	(34)
Purchase of redeemable AOD non-controlling interest	—	(31)	—
Net cash used in financing activities - discontinued operations	—	(96)	(333)

Net cash used in financing activities	—	(163)	(367)
Effect of exchange rate changes on cash and cash equivalents	(2)	(19)	3

Net decrease in cash and cash equivalents, including restricted cash	(119)	(634)	(646)
Cash and cash equivalents, including restricted cash, at beginning of the year	723	1,357	2,003

Cash and cash equivalents, including restricted cash, at the beginning of year - continuing operations	653	1,205	1,572
Cash and cash equivalents, including restricted cash, at the beginning of year - discontinued operations	70	152	431
Cash and cash equivalents, including restricted cash, at the end of year	604	723	1,357
Cash and cash equivalents, including restricted cash, at the end of year - continuing operations (2)	516	653	1,205
Cash and cash equivalents, including restricted cash, at the end of year - discontinued operations	88	70	152
Supplementary disclosure of cash flow information
Interest paid	—	(174)	(378)
Taxes paid	(3)	(10)	(29)
Reorganization items, net paid	(100)	—	—

(2)
Comprised of cash and cash equivalents $293 million (2020: $485 million, 2019: $987 million), restricted cash $160 million (2020: $103 million, 2019: $135 million), and restricted cash included in non-current
assets $63 million (2020: $65 million, 2019: $83 million).

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
for the year ended December 31, 2021, December 31, 2020, and December 31, 2019
(In $ millions)

	Common shares	Additional paid in capital	Accumulated other comprehensive income/(loss)	Retained Earnings	Total equity before NCI	Non-controlling interest	Total equity
	(As adjusted)	(As adjusted)	(As adjusted)	(As adjusted)	(As adjusted)	(As adjusted)	(As adjusted)
December 31, 2018	10	3,491	(7)	(611)	2,883	152	3,035

Net loss from continuing operations	—	—	—	(700)	(700)	(1)	(701)
Net loss from discontinuing operations	—	—	—	(519)	(519)	—	(519)
Other comprehensive loss from continuing operations	—	—	(1)	—	(1)	—	(1)
Other comprehensive loss from discontinued operations	—	—	(5)	—	(5)	—	(5)
Fair Value adjustment AOD Redeemable NCI	—	—	—	(21)	(21)	—	(21)
Share-based compensation charge	—	5	—	—	5	—	5

December 31, 2019	10	3,496	(13)	(1,851)	1,642	151	1,793

ASU 2016-13 - Measurement of credit losses on financial instruments	—	—	—	(143)	(143)	—	(143)

January 1, 2020	10	3,496	(13)	(1,994)	1,499	151	1,650

Net loss from continuing operations	—	—	—	(4,426)	(4,426)	(3)	(4,429)
Net loss from discontinuing operations	—	—	—	(233)	(233)	—	(233)
Other comprehensive loss from continuing operations	—	—	(2)	—	(2)	—	(2)
Other comprehensive loss from discontinued operations	—	—	(11)	—	(11)	—	(11)
Fair Value adjustment AOD Redeemable NCI	—	—	—	25	25	—	25
Purchase option on non-controlling interest	—	—	—	—	—	(11)	(11)
Deconsolidation of VIE	—	—	—	—	—	(137)	(137)
Share-based compensation charge	—	9	—	—	9	—	9
Cash settlement for cancellation of share scheme	—	(1)	—	—	(1)	—	(1)

December 31, 2020	10	3,504	(26)	(6,628)	(3,140)	—	(3,140)

Net loss from continuing operations	—	—	—	(572)	(572)	—	(572)
Net loss from discontinued operations	—	—	—	(15)	(15)	—	(15)
Other comprehensive income from Discontinuing operations	—	—	11	—	11	—	11

December 31, 2021	10	3,504	(15)	(7,215)	(3,716)	—	(3,716)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

F-1
0

Seadrill Limited
(Debtor-in-Possession)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 – General information
Seadrill Limited is incorporated in Bermuda. We provide offshore drilling services to the oil and gas industry. As at December 31, 2021 we owned 24 drilling rigs, leased three and managed and operated nine rigs on behalf of Aquadrill (formerly Seadrill Partners), SeaMex, and Sonadrill. Our fleet consists of drillships, jackup rigs (seven of which have been included in discontinued operations held for sale) and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.
As used herein, the term “predecessor” refers to the financial position and results of operations of Seadrill Limited prior to, and including, February 22, 2022. This is also applicable to terms “we”, “our”, “Group” or “Company” in context of events prior to February 22, 2022. As used herein, the term “Successor” refers to the financial position and results of operations of Seadrill Limited (previously “
Seadrill 2021 Limited
”) after February 22, 2022. This is also applicable to terms “new successor”, “we”, “our”, “Group” or “Company” in context of events after February 22, 2022.
The use herein of such terms as “Group”, “organization”, “we”, “us”, “our” and “its”, or references to specific entities, is not intended to be a precise description of corporate relationships.
Emergence from Chapter 11 Bankruptcy
On February 22, 2022, Seadrill completed its comprehensive restructuring and emerged from Chapter 11 bankruptcy protection. Please refer to Note 4 “Chapter 11 Proceedings” of the accompanying financial statements for further details.
In our report at June 30, 2021, we had raised a substantial doubt as to our ability to continue as a going concern as a result of the fact that we were in Chapter 11 and there was a degree of inherent risk associated with being in bankruptcy and whether the Plan of Reorganization would be confirmed. Having now emerged from Chapter 11 and with access to exit financing, we believe that cash on hand, contract and other revenues will generate sufficient cash flow to fund our anticipated debt service and working capital requirements for the next twelve months. Therefore, there is no longer a substantial doubt over our ability to continue as a going concern for at least the next twelve months following the date of issue of the financial statements.
Financial information in this report has been prepared on a going concern basis of accounting, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due. Financial information in this report does not reflect the adjustments to the carrying values of assets, liabilities and the reported expenses and balance sheet classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.
Basis of presentation
The Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). The amounts are presented in United States dollar (“
U.S. dollar
” or “
US$
”) rounded to the nearest million, unless otherwise stated.
The accompanying Consolidated Financial Statements include the financial statements of Seadrill Limited, its consolidated subsidiaries and any variable interest entity (“
VIE
”) in which we are the primary beneficiary.
The January 2022 disposal of 65% of Seadrill’s equity interest in Paratus Energy Services (“
PES
”, formerly Seadrill New Finance Limited “
NSNCo
”) and October 2022 disposal of the KSA business represented strategic shifts in Seadrill’s operations which will have a major effect on its operations and financial results of the current year and going forward and therefore we have reclassified both the

PES and the KSA Business as discontinued operations and their results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. In addition, the assets and liabilities of both PES and the KSA Business were reclassified as held for sale in all periods presented. Reclassifications to comparative period results, assets, and liabilities have been labelled “As adjusted”.
Basis of consolidation
We consolidate investments in companies in which we control directly or indirectly more than 50% of the voting rights.
We also consolidate entities in which we hold a variable interest where we are the primary beneficiary of the entity. A VIE is defined as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (b) equity interest holders as a group lack either (i) the power to direct the activities of the entity that most significantly impact on its economic performance, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. We are the primary beneficiary of a VIE when we have both (1) the power to direct the activities of the entity which most significantly impact on the entity’s economic performance, and (2) the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity.

Subsidiaries, even if fully owned, are excluded from the Consolidated Financial Statements if we are not the primary beneficiary under the variable interest model. All intercompany balances and transactions have been eliminated.
Fresh Start Reporting
Upon emergence from bankruptcy on the Effective Date, in accordance with ASC 852, Seadrill Limited qualified for fresh start reporting and become a new entity for financial reporting purposes. We allocated the reorganization value resulting from fresh start reporting in accordance with the purchase price allocation performed as of the Effective Date.
Note 2 – Accounting policies
The accounting policies set out below have been applied consistently to all periods in these Consolidated Financial Statements, unless otherwise noted.
Revenue from contracts with customers
The activities that primarily drive the revenue earned from our drilling contracts include (i) providing a drilling rig and the crew and supplies necessary to operate the rig, (ii) mobilizing and demobilizing the rig to and from the drill site and (iii) performing rig preparation activities and/or modifications required for the contract with a customer. Consideration received for performing these activities may consist of dayrate drilling revenue, mobilization and demobilization revenue, contract preparation revenue and reimbursement revenue. We account for these integrated services as a single performance obligation that is (i) satisfied over time and (ii) comprised of a series of distinct time increments of service.
We recognize revenues for activities that correspond to a distinct time increment of service within the contract term in the period when the services are performed. We recognize consideration for activities that are (i) not distinct within the context of our contracts and (ii) do not correspond to a distinct time increment of service, ratably over the estimated contract term.
We determine the total transaction price for each individual contract by estimating both fixed and variable consideration expected to be earned over the term of the contract. The amount estimated for variable consideration may be constrained and is only included in the transaction price to the extent that it is probable that a significant reversal of previously recognized revenue will not occur throughout the term of the contract. When determining if variable consideration should be constrained, we consider whether there are factors outside of our control that could result in a significant reversal of revenue as well as the likelihood and magnitude of a potential reversal of revenue. We re-assess
these estimates each reporting period as required.
Refer to Note 7—“Revenue from contracts with customers”.
Dayrate drilling revenue
- Our drilling contracts generally provide for payment on a dayrate basis, with higher rates for periods when the drilling unit is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the customer are typically determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is allocated to the distinct hourly incremental service it relates to. Revenue is recognized in line with the contractual rate billed for the services provided for any given hour.
Mobilization revenue
- We may receive fees (on either a fixed
lump-sum
or variable dayrate basis) for the mobilization of our rigs. These activities are not considered to be distinct within the context of the contract. The associated revenue is allocated to the overall performance obligation and recognized ratably over the expected term of the related drilling contract. We record a contract liability for mobilization fees received, which is amortized ratably to contract drilling revenue as services are rendered over the initial term of the related drilling contract.
Demobilization revenue
- We may receive fees (on either a fixed
lump-sum
or variable dayrate basis) for the demobilization of our rigs. Demobilization revenue expected to be received upon contract completion is estimated as part of the overall transaction price at contract inception and recognized over the term of the contract. In most of our contracts, there is uncertainty as to the likelihood and amount of expected demobilization revenue to be received. For example, the amount may vary dependent upon whether or not the rig has additional contracted work following the contract. Therefore, the estimate for such revenue may be constrained, as described above, depending on the facts and circumstances pertaining to the specific contract. We assess the likelihood of receiving such revenue based on past experience and knowledge of the market conditions.
Revenues related to reimbursable expenses
—We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel services and other services provided at their request in accordance with a drilling contract or other agreement. Such reimbursable revenue is variable and subject to uncertainty, as the amounts received and timing thereof are highly dependent on factors outside of our influence. Accordingly, reimbursable revenue is fully constrained and not included in the total transaction price until the uncertainty is resolved, which typically occurs when the related costs are incurred on behalf of a customer. We are generally considered a principal in such transactions and record the associated revenue at the gross amount billed to the customer, at a point in time, as “Reimbursable revenues” in our Consolidated Statements of Operations.

Local taxes
- In some countries, the local government or taxing authority may assess taxes on our revenues. Such taxes may include sales taxes, use taxes, value-added taxes, gross receipts taxes and excise taxes. We generally record tax-assessed
revenue transactions on a net basis.
Deferred contract expenses
- Certain direct and incremental costs incurred for upfront preparation, initial mobilization and modifications of contracted rigs represent costs of fulfilling a contract as they relate directly to a contract, enhance resources that will be used in satisfying our performance obligations in the future and are expected to be recovered. Such costs are deferred and amortized ratably to contract drilling expense as services are rendered over the initial term of the related drilling contract.
Management contract revenues
Management fees -
Revenues related to operation support and management services provided to Aquadrill (formerly Seadrill Partners), SeaMex, Sonadrill, and Northern Ocean. This includes both related and non-related
companies.
Other revenues
Other revenues consist of related party revenues, leasing income from rigs leased to Gulfdrill, external management fees, and early termination fees. Refer to Note 8 – “Other revenues”. Revenue is recognized as the performance obligation is satisfied, which on our leased rigs is on a straight-line basis.
Early termination fees
- Other revenues also include amounts recognized as early termination fees under drilling contracts which have been terminated prior to the contract end date. Contract termination fees are recognized daily as and when any contingencies or uncertainties are resolved.
Vessel and Rig Operating Expenses
Vessel and rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance and costs for onshore support personnel. We expense such costs as incurred.
Mobilization and demobilization expenses
We incur costs to prepare a drilling unit for a new customer contract and to move the rig to a new contract location. We capitalize the mobilization and preparation costs for a rig’s first contract as a part of the rig value and recognize them as depreciation expense over the expected useful life of the rig (i.e. 30 years). For subsequent contracts, we defer these costs over the expected contract term (see deferred contract costs above), unless we do not expect the costs to be recoverable, in which case we expense them as incurred.
We incur costs to transfer a drilling unit to a safe harbor or different geographic area at the end of a contract. We expense such demobilization costs as incurred. We also expense any costs incurred to relocate drilling units that are not under contract.
Repairs, maintenance and periodic surveys
Costs related to periodic overhauls of drilling units are capitalized and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily yard costs and the cost of employees directly involved in the work. We include amortization costs for periodic overhauls in depreciation expense. Costs for other repair and maintenance activities are included in vessel and rig operating expenses and are expensed as incurred.
Income taxes
Seadrill is a Bermuda company that has subsidiaries and affiliates in various jurisdictions. Currently, Seadrill and our Bermudan subsidiaries and affiliates are not required to pay taxes in Bermuda on ordinary income or capital gains as they qualify as exempted companies. Seadrill and our subsidiaries and affiliates have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income and statutory tax rates in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned. Refer to Note 12 – “Taxation”.
The determination and evaluation of our annual group income tax provision involves interpretation of tax laws in various jurisdictions in which we operate and requires significant judgment and use of estimates and assumptions regarding significant future events, such as amounts, timing and character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business.
We recognize liabilities for uncertain tax positions based on a two-step
process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes.

Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed, or from tax audit adjustments.
Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. We recognize the income tax effects of intercompany sales or transfers of assets, other than inventory, in the Consolidated Statement of Operations as income tax expense (or benefit) in the period of sale or transfer occurs.
Deferred tax assets and liabilities are based on temporary differences that arise between carrying values used for financial reporting purposes and amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax loss carry forwards.
Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as at the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities, or valuation allowances. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted.
Foreign currencies
The majority of our revenues and expenses are denominated in U.S. dollars and therefore the majority of our subsidiaries use U.S. dollars as their functional currency. Our reporting currency is also U.S. dollars. For subsidiaries that maintain their accounts in currencies other than U.S. dollars, we use the current method of translation whereby items of income and expense are translated using the average exchange rate for the period and the assets and liabilities are translated using the year-end
exchange rate. Foreign currency translation gains or losses on consolidation are recorded as a separate component of other comprehensive income in shareholders’ equity.
Transactions in foreign currencies are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency denominated monetary assets and liabilities are remeasured using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the Consolidated Statements of Operations.
Loss per share
Basic loss per share (“
LPS
”) is calculated based on the loss for the period available to common shareholders divided by the weighted average number of shares outstanding. Diluted loss per share includes the effect of the assumed conversion of potentially dilutive instruments such as our restricted stock units. The determination of dilutive loss per share may require us to make adjustments to net loss and the weighted average shares outstanding. Refer to Note 13 – “Loss per share”.
Fair value measurements
We estimate fair value at a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for the asset or liability. Hierarchy Levels 1, 2 and 3 are terms for the priority of inputs to valuation techniques used to measure fair value. Hierarchy Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets. Hierarchy Level 2 inputs are significant other observable inputs, including direct or indirect market data for similar assets or liabilities in active markets or identical assets or liabilities in less active markets. Hierarchy Level 3 inputs are significant unobservable inputs, including those that require considerable judgment for which there is little or no market data. When a valuation requires multiple input levels, we categorize the entire fair value measurement according to the lowest level of input that is significant to the measurement even though we may have also utilized significant inputs that are more readily observable.
Current and
non-current
classification
Generally, assets and liabilities (excluding deferred taxes and liabilities subject to compromise) are classified as current assets and liabilities respectively if their maturity is within one year of the balance sheet date. In addition, we classify any derivative financial instruments as current. Current liabilities will include where amounts from lenders are payable on demand at their discretion due to event of default clauses being met.
Generally, assets and liabilities are classified as
non-current
assets and liabilities respectively if their maturity is beyond one year of the balance sheet date. In addition, we classify loan fees based on the classification of the associated debt principal.
Cash and cash equivalents
Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with maturities of three months or less. Amounts are presented net of allowances for credit losses.

Restricted cash consists of bank deposits which are subject to restrictions due to legislation, regulation or contractual arrangements. Restricted cash amounts that are expected to be used after one year from balance sheet date are classified as non-current
assets. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure. Refer to Note 14 – “Restricted cash”.
Receivables
Receivables, including accounts receivable, are recorded in the balance sheet at their nominal amount net of expected credit losses and write-offs. Interest income on receivables is recognized as earned. Refer to Note 15 – “Accounts receivable”.
Allowance for credit losses
In 2020 we adopted the current expected credit loss (“
CECL
”) model which replaced the “incurred loss” model required under the guidance for FY 2019. The CECL model requires recognition of expected credit losses over the life of a financial asset upon its initial recognition. Periods prior to adoption are presented under the previous guidance with an allowance against a receivable balance recognized only if it was probable that we would not recover the full amount due to us. We determined doubtful accounts on a case-by-case
basis and considered the financial condition of the customer as well as specific circumstances related to the receivable such as customer disputes.
The CECL model contemplates a broader range of information to estimate expected credit losses over the contractual lifetime of an asset. It also requires to consider the risk of loss even if it is remote. We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts of events which may affect the collectability. We estimate the CECL allowance using a
“probability-of-default”
model, calculated by multiplying the exposure at default by the probability of default by the loss given default by a risk overlay multiplier over the life of the financial instrument (as defined by ASU
2016-13).
Our critical judgements relate to internal credit ratings and maturities used to determine probability of default, the subordination of debt to determine loss given default and the performance status of the receivable that can impact any management overlay. We determine management risk overlay based on management assessment of defaults, overdue amounts and other observable events that provide information on collection. Our internal credit ratings are based on the Moody’s scorecard approach (based on several quantitative and qualitative factors) and our approach relies on statistical data from Moody’s ‘Default and Ratings Analytics’ to derive the expected credit loss. We monitor the credit quality of receivables by re-assessing
credit ratings, assumed maturities and
probability-of-default
on a quarterly basis. Due to the inherent uncertainty around these judgmental areas, it is at least reasonably possible that a material change in the CECL allowance can occur in the near term. We grouped financial assets with similar risk characteristics based on their contractual terms, historical credit loss pattern, internal and external credit ratings, maturity, collateral type, past due status and other relevant factors.
The CECL model applies to external trade receivables, related party receivables and other financial assets measured at amortized cost as well as to off-balance
sheet credit exposures not accounted for as insurance. We have elected to calculate expected credit losses on the combined balance of both the amortized cost and accrued interest from the unpaid principal balance.
The allowance for credit losses reflects the net amount expected to be collected on the financial asset. Any change in credit allowance is reflected in the Consolidated Statement of Operations based on the nature of the financial asset receivable.
Amounts are written off against the allowance in the period when efforts to collect a balance have been exhausted. Any write-offs in excess of credit allowance by category of financial asset reduces the asset’s carrying amount and is reflected in the Consolidated Statement of Operations. Expected recoveries will not exceed the amounts previously written-off
or current credit loss allowance by financial asset category and are recognized in the Consolidated Statement of Operations in the period of receipt.
Contract assets and liabilities
Accounts receivable are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. If we recognize revenue ahead of this point, we also recognize a contract asset. Contract assets balances relate primarily to demobilization revenues recognized during the period associated with probable future demobilization activities.
Contract liabilities include payments received for mobilization, rig preparation and upgrade activities which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract.

Related parties
Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. 10% shareholders that do not have significant influence are also considered to be related parties. Amounts receivable from related parties are presented net of allowances for expected credit losses and write-offs. Interest income on receivables is recognized as earned. Refer to Note 27 –” Related party transactions” for details of balances and material transactions with related parties.
Business Combinations
We account for business combinations in accordance with ASC 805—Business Combinations. As described in “Note 32—Business Combinations”, on November 2, 2021, NSNCo (wholly owned subsidiary of Seadrill Limited) consolidated SeaMex in a business combination. Management determined that the Transaction qualified as a business combination under ASC 805 because (i) SeaMex as the acquiree met the definition of a business and (ii) NSNCo as the acquirer obtained control of SeaMex. As a result, the acquisition method was applied, and the identifiable assets acquired and liabilities assumed were recognized at fair value on the acquisition date.
i.
Accounts receivable, net
SeaMex’s CECL model estimates the allowance using a similar
“probability-of-default”
model to that of Seadrill’s. Refer to Allowance for Credit Losses section above.
ii.
Drilling Units
The fair value of drilling units are estimated through the DCF approach. The DCF approach derives values of rigs from the cash flows associated with the remaining useful life of the rig. Forecasted revenues used in the DCF model are derived from a “general pool” whereby the rigs receive a global dayrate assumption and a contract probability factor. All future cash flows are discounted using a WACC. Key assumptions used in the DCF include contracted dayrate and utilization forecasts.
iii.
Contracts
Management values the favorable intangible drilling contracts by comparing the signed contract rates against the expected rates achievable for the rig type in the market, both adjusted for economic utilization and taxes. The gain or loss on the signed contract compared to the market rates are then discounted using an adjusted WACC.
iv.
Convenience date
Where a business combination does not occur on a natural period end reporting date, the Company assesses the use of a convenience date based on materiality.
Equity investments
Investments in common stock are accounted for using the equity method if we have the ability to significantly influence, but not control, the investee. Significant influence is presumed to exist if our ownership interest in the voting stock of the investee is between 20% and 50%. We also consider other factors such as representation on the investee’s board of directors and the nature of commercial arrangements, We classify our equity investees as “Investments in Associated Companies”. We recognize our share of earnings or losses from our equity method investments in the Consolidated Statements of Operations as “Share in results from associated companies”. Refer to Note 17 – “Investment in associated companies”.
We assess our equity method investments for impairment at each reporting period when events or circumstances suggest that the carrying amount of the investments may be impaired. We record an impairment charge for other-than-temporary declines in value when the value is not anticipated to recover above the cost within a reasonable period after the measurement date. We consider (1) the length of time and extent to which fair value is below carrying value, (2) the financial condition and near-term prospects of the investee, and (3) our intent and ability to hold the investment until any anticipated recovery. If an impairment loss is recognized, subsequent recoveries in value are not reflected in earnings until sale of the equity method investee occurs.
All other equity investments including investments that do not give us the ability to exercise significant influence and investments in equity instruments other than common stock, are accounted for at fair value, if readily determinable. We classify our other equity investments as “marketable securities” with gains or losses on remeasurement to fair value recognized as “loss on marketable securities”. If we cannot readily ascertain the fair value, we record the investment at cost less impairment. We perform a qualitative impairment analysis for our equity investments recorded at cost at each reporting period to evaluate whether an event or change in circumstances has occurred that indicates that the investment is impaired. We record an impairment loss to the extent that the carrying amount of the investment exceeds its estimated fair value.

Drilling units
Rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated residual value is taken to be offset by any decommissioning costs that may be incurred. The estimated economic useful life of our floaters and, jackup rigs, when new, is 30 years. The direct and incremental costs of significant capital projects, such as rig upgrades and reactivation projects, are capitalized and depreciated over the remaining life of the asset.
Drilling units acquired in a business combination are measured at fair value at the date of acquisition. Cost of property and equipment sold or retired, with the related accumulated depreciation and impairment is removed from the Consolidated Balance Sheet, and resulting gains or losses are included in the Consolidated Statement of Operations.
We
re-assess
the remaining useful lives of our drilling units when events occur which may impact our assessment of their remaining useful lives. These include changes in the operating condition or functional capability of our rigs, technological advances, changes in market and economic conditions as well as changes in laws or regulations affecting the drilling industry.
Equipment
Equipment is recorded at historical cost less accumulated depreciation and impairment and is depreciated over its estimated remaining useful life. The estimated economic useful life of equipment, when new, is between three and five years depending on the type of asset. Refer to Note 19 – “Equipment”.
Assets held for sale and discontinued operations
Assets are classified as held for sale when all of the following criteria are met: management commits to a plan to sell the asset (disposal group), the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated, the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year. The term probable refers to a future sale that is likely to occur, the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Assets held for sale are measured at the lower of carrying value or fair value less costs to sell.
Management assesses whether an operation should be reported as discontinued operation under the three criteria set out in ASC 205: a) a discontinued operation may include a component of the business or group of components of the business, 2) if the disposal represents a strategic shift that has (or will have) a major effect on an the business’s operations and financial results, and 3) examples of a strategic shift that has (or will have) a major effect on an the business’s operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of the business. When an operation meets these ASC 205 criteria, the results of that operation are reported as “discontinued operations” in the statement of operations and all comparative periods of the consolidated financial statements and associated notes are recast for this classification.
Leases
Lessee
- When we enter into a new contract, or modify an existing contract, we identify whether that contract has a finance or operating lease component. We do not have, nor expect to have any leases classified as finance leases. We determine the lease commencement date by reference to the date the rig (or other leased asset) is available for use and transfer of control has occurred from the lessee. At the lease commencement date, we measure and recognize a lease liability and a right of use (“
ROU
”) asset in the financial statements. The lease liability is measured at the present value of the lease payments not yet paid, discounted using the estimated incremental borrowing rate at lease commencement. The ROU asset is measured at the initial measurement of the lease liability, plus any lease payments made to the lessor at or before the commencement date, minus any lease incentives received, plus any initial direct costs incurred by us.
After the commencement date, we adjust the carrying amount of the lease liability by the amount of payments made in the period as well as the unwinding of the discount over the lease term using the effective interest method. After commencement date, we amortize the ROU asset by the amount required to keep total lease expense including interest constant (straight-line over the lease term).
Absent an impairment of the ROU asset, the single lease cost is calculated so that the remaining cost of the lease is allocated over the remaining lease term on straight-line basis. Seadrill assesses a ROU asset for impairment and recognizes any impairment loss in accordance with the accounting policy on impairment of long-lived assets.
We applied the following significant assumptions and judgments in accounting for our leases.

•	We apply judgment in determining whether a contract contains a lease or a lease component as defined by Topic 842.

•	We have elected to combine leases and non-lease components. As a result, we do not allocate our consideration between leases and non-lease components.

•	The discount rate applied to our operating leases is our incremental borrowing rate. We estimated our incremental borrowing rate based on the rate for our traded debt.

•
Within the terms and conditions of some of our operating leases we have options to extend or terminate the lease. In instances where we are reasonably certain to exercise available options to extend or terminate, then the option was included in determining the appropriate lease term to apply. Options to renew our lease terms are included in determining the right-of-use
asset and lease liability when it is reasonably certain that we will exercise that option.

•	Where a leasing arrangement is a failed sale and leaseback transaction as no transfer of control has occurred as defined by Topic 606, any monies received will be treated as a financing transaction.
Lessor -
When we enter into a new contract, or modify an existing contract, we identify whether that contract has a sales-type, direct financing or operating lease. We do not have, nor expect to have any leases classified as sales-type or direct financing. For our operating lease, the underlying asset remains on the balance sheet and we record periodic depreciation expense and lease revenue.
Impairment of long-lived assets
We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We first assess recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to be generated from the asset, including eventual disposal. If the undiscounted future net cash flows are less than the carrying value of the asset, then we compare the carrying value of the asset with the discounted future net cash flows, using a relevant weighted-average cost of capital. The impairment loss to be recognized during the period, is the amount by which the carrying value of the asset exceeds the discounted future net cash flows.
Other intangible assets and liabilities
Intangible assets and liabilities were recorded at fair value on the date of Seadrill’s previous emergence from Chapter 11 in 2018 less accumulated amortization. The amounts of these assets and liabilities less any estimated residual value are amortized on a straight-line basis over the estimated remaining economic useful life or contractual period. We classify amortization of these intangible assets and liabilities within operating expenses. Our intangible assets include favorable and unfavorable drilling contracts and management services contracts. Refer to Note 16 – “Other assets”. Our intangible liabilities include unfavorable drilling contracts and unfavorable leasehold improvements. Refer to Note 21 – “Other liabilities”.
Derivative financial instruments and hedging activities
Our derivative financial instruments are measured at fair value and are not designated as a hedging instruments. Changes in fair value are recorded as a gain or loss as a separate line item within “financial items” in the Consolidated Statements of Operations. Refer to Note 28 – “Financial instruments and risk management”.
Trade payables
Trade payables are liabilities to a supplier for a good or service provided to us.
Deferred charges
Loan related costs, including debt issuance, arrangement fees and legal expenses, are capitalized and presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability, amortized over the term of the related loan. The amortization is included in interest expense. On emergence from Seadrill’s previous Chapter 11 in 2018, our loan costs were reduced to nil. We recognized a discount on our debt to reduce its carrying value to its fair value. The debt discount was due to be unwound over the remaining terms of the debt facilities.
Debt
We have financed a significant proportion of the cost of acquiring our fleet of drilling units through the issue of debt instruments. At the inception of a term debt arrangement, or whenever we make the initial drawdown on a revolving debt arrangement, we incur a liability for the principal to be repaid. On emergence from the Chapter 11, we issued new debt instruments. Refer to Note 20 – “Debt” for more information on our debt instruments.
Pension benefits
We have several defined benefit pension plans, defined contribution pension plans and other post-employment benefit obligations which provide retirement, death and early termination benefits. We recognize the service cost, as “Vessel and rig operating expenses” or as “Selling, general and administrative expenses” in our Consolidated Statements of Operations depending on the whether or not the related employee’s role is directly attributable to rig activities.
Several defined benefit pension plans cover a number of our Norwegian employees that are all administered by a life insurance company. Our net obligation is calculated by estimating the amount of the future benefit that employees have earned in return for their cumulative service. The aggregated projected future benefit obligation is discounted to present value, from which the aggregated fair value of plan assets is deducted. The discount rate is the market yield at the balance sheet date on government bonds in the relevant currency and based on terms consistent with the post-employment benefit obligations.

We record the actuarial gains and losses in the Consolidated Statements of Operations when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10 percent of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These actuarial gains and losses are recognized over the expected remaining working lives of the employees participating in the plans. Otherwise, recognition of actuarial gains and losses is included in other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income.
On retirement, or when an employee leaves the company, the member’s pension liability is transferred to the life insurance company administering the plan, and the pension plan no longer retains an obligation relating to the leaving member. This action is deemed to represent a settlement under U.S. GAAP, as it represents the elimination of significant risks relating to the pension obligation and related assets. Under settlement accounting, the portion of the net unrealized actuarial gains/losses corresponding to the relative value of the obligation reduction is recognized through the Consolidated Statement of Operations. However, settlement accounting is not required if the cost of all settlements in a year is not deemed to be significant in the context of the plan. We deem the settlement not to be significant when the cost of settlements in the year is less than the sum of service cost and interest cost in the year. In this case, the difference between the reduction in benefit obligation and the plan assets transferred to the life insurance company is recognized within “other comprehensive income,” rather than being recognized in the Consolidated Statement of Operations.
Loss contingencies
We recognize a loss contingency in the Consolidated Balance Sheets where we have a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax
rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Refer to Note 30 – “Commitments and contingencies”.
Treasury shares
Treasury shares are recognized at cost as a component of equity. We record the nominal value of treasury shares purchased as a reduction in share capital. The amount paid in excess of the nominal value is treated as a reduction of additional paid-in
capital. Upon Seadrill’s previous emergence from Chapter 11 in 2018, we no longer had any treasury shares.
Share-based compensation
After emerging from the Previous Chapter 11, we made several awards under our employee benefit plan (see Note 25 – “Share based compensation”), which have been cancelled in July 2020 for a cash payment. The compensation for our unvested awards at date of cancellation was based on the fair value of the Shares at the cancellation date. The cash compensation paid to settle the award was charged directly to equity. For our cancelled awards any remaining unrecognized compensation cost for unvested awards was recognized immediately on the settlement date.
Before cancellation we expensed the fair value of stock-based compensation issued to employees and non-employees
over the period the awards are expected to vest. The expense was classified as compensation cost and recognized ratably over the period during which the individuals are required to provide service in exchange for the reward.
Guarantees
Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued and reported in “Other current liabilities” and “Other non-current
liabilities”. If it becomes probable that we will have to perform under a guarantee, we remeasure the liability if the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent’s guarantee of a subsidiary’s debt to a third party. Financial guarantees written are assessed for credit losses and any allowance is presented as a liability for off-balance
sheet credit exposures where the balance exceeds the collateral provided over the remaining instrument life. The allowance is assessed at the individual guarantee level, calculated by multiplying the balance exposed on default by the probability of default and loss given default over the term of the guarantee.
Note 3 – Recent Accounting Standards
1) Recently adopted accounting standards
We recently adopted the following accounting standard updates (“
ASUs
”):
a) ASU
2019-12
Income Taxes (Topic 740): Simplifying the accounting for income taxes
In December 2019, the FASB issued ASU
2019-12.
The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. We adopted ASU
2019-12
effective January 1, 2021. The adoption of this guidance did not have a material impact on our consolidated financial statements.

b) ASU
2021-08
Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers
We early adopted ASU
2021-08
effective July 1, 2021. Requires contract assets and liabilities (i.e., deferred revenue) acquired in a business combination to be recognized and measured on the acquisition date in accordance with ASC 606. This did not have a material impact on our financial statements.
c) ASU
2016-13
- Financial Instruments - Measurement of Credit Losses
(Also
2018-19,
2019-04
and
2019-11)
In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU
2016-13
Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments, including ASU
2018-19,
ASU
2019-04
and ASU
2019-11:
Codification Improvements to Topic 326 “Financial Instruments-Credit Losses”. Topic 326 replaces the incurred loss impairment methodology (that recognizes losses when a probable threshold is met) with a requirement to recognize lifetime expected credit losses (measured over the contractual life of the instrument) immediately, based on information about past events, current conditions and forecasts of future economic conditions. Under the CECL measurement financial assets are reflected at the net amount expected to be collected from the financial asset, CECL measurement is applicable to financial assets measured at amortized cost as well as off-balance
sheet credit exposures not accounted for as insurance (including financial guarantees).
Seadrill adopted the requirements of Topic 326 in FY 2020. Reporting periods beginning after January 1, 2020 are presented under Topic 326 while comparative periods continue to be reported in accordance with previously applicable GAAP and have not been restated. The allowance for credit losses is presented as a deduction from the asset’s amortized cost (or liability for off-balance
sheet exposures) and the net balance shown on the Consolidated Balance Sheet with associated credit loss expense in the Consolidated Statement of Operations.
The CECL allowance related primarily to subordinated loan receivables due from related parties (refer to Note 27—“Related party transactions”). Our external customers are mostly international or national oil companies with high credit standing. We have historically had a very low incidence of credit losses from these customers. Therefore, adoption of the new guidance has not had a material impact on receivables due from our customers.
d) Other accounting standard updates
We additionally adopted the following accounting standard updates in the year which did not have any material impact on our Consolidated Financial Statements and related disclosures:

•	ASU 2020-01 - Clarifying the interactions between Topic 321, Topic 323 and Topic 815

•	ASU 2020-08 - Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs

•	ASU 2020-9 - Debt (Topic 470): Amendments to SEC Paragraphs Pursuant to SEC Release No. 33-10762

•	ASU 2020-10 - Codification Improvements

•	ASU 2020-11 - Financial Services—Insurance (Topic 944): Effective Date and Early Application
2) Recently issued accounting standards
Recently issued ASUs by the FASB that we have not yet adopted but which could affect our Consolidated Financial Statements and related disclosures in future periods:
a) ASU
2020-04
Reference Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting
In March 2020, the FASB issued ASU
2020-04.
The amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The applicable expedients for us are in relation to modifications of contracts within the scope of Topics 310, Receivables, 470, Debt, and 842, Leases. This optional guidance may be applied prospectively from any date beginning March 12, 2020 and cannot be applied to contract modifications that occur after December 31, 2022. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.
b) ASU
2021-04
Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options
The FASB issued this update to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. We do not anticipate this will have a material impact on our financial statements.

c) ASU
2021-05
Leases (Topic 842) Lessors-Certain Leases with Variable Lease Payments
The amendments in this Update affect lessors with lease contracts that (1) have variable lease payments that do not depend on a reference index or a rate and (2) would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing. We do not anticipate this will have a material impact on our financial statements.
d) ASU
2021-10
Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance.
The FASB issued this Update to increase the transparency of government assistance including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on an entity’s financial statements. We do not anticipate this will have a material impact on our financial statements.
e) Other accounting standard updates issued by the FASB
As of April 29, 2022, the FASB have issued several further updates not included above. We do not currently expect any of these updates to affect our Consolidated Financial Statements and related disclosures either on transition or in future periods.

Note 4 - Chapter 11
Summary
On February 22, 2022, Seadrill concluded its comprehensive restructuring process and emerged from Chapter 11 bankruptcy protection. The following major changes to Seadrill’s capital structure were achieved through the restructuring:

1.	Additional $350 million of liquidity raised;

2.	Obligations under external credit facilities decreased from $5,662 million to $683 million of reinstated debt with maturity in 2027;

3.	Future obligations under finance lease arrangements in respect of the West Taurus , West Hercules and West Linus substantially eliminated; and

4.	Elimination of guarantees previously provided to holders of the senior notes previously issued by the NSNCo group.
Seadrill emerged from bankruptcy with cash of $509 million, of which $355 million was unrestricted and $154 million was restricted. Seadrill also had $125 million undrawn on its new revolving credit facility which together with the unrestricted cash provided $480 million of liquidity to the Successor company. Following emergence, Seadrill had total debt obligations of $908 million. This comprised $683 million outstanding on reinstated credit facilities; $175 million drawn on its new term loan; and a $50 million convertible bond. This left the Successor company with net debt of $399 million after adding back its post-emergence cash.
In order to substantially eliminate future commitments under capital lease arrangements with SFL Corporation Ltd (“
SFL
”), Seadrill rejected the
West Taurus
lease through the bankruptcy court in early 2021 and negotiated amendments to the leases of
West Hercules
and
West Linus
in August 2021 and February 2022, respectively. The amended leases for
West Hercules
and
West Linus
are short term and we expect to deliver both rigs back to SFL in 2022. In addition to reducing the lease terms, the lease amendments extinguished Seadrill’s obligations to purchase the units at the end of the leases (amongst other changes).
As part of Seadrill’s wider process, NSNCo, the holding company for investments in SeaMex, Seabras Sapura, and Archer, concluded a separate restructuring process on January 20, 2022. The restructuring was achieved using a pre-packaged
chapter 11 process and had the following major impacts:

1.	Holders of the senior secured notes issued by NSNCo (“ notes ”, “noteholders ”) released Seadrill from all guarantees and securities previously provided by Seadrill in respect of the notes;

2.	Noteholders received a 65% equity interest in NSNCo with Seadrill’s equity interest thereby decreasing to 35% and

3.	Reinstatement in full of the notes on amended terms.

4.
Related to the NSNCo restructuring, the noteholders also financed a restructuring of the bank debt of the SeaMex joint venture. This enabled NSNCo to subsequently acquire a 100% equity interest in the SeaMex joint venture by way of a credit bid, which was executed on November 2, 2021.

In the sections below, we have provided a detailed account of the comprehensive restructuring process.
Background and Objectives

i.	Macro-economic background and impact of COVID-19
Since the
mid-2010s,
the industry had experienced a sustained decline in oil prices which had culminated in an industry-wide supply and demand imbalance. During this period, market day rates for drilling rigs were lower than was anticipated when the debt associated with acquiring our rigs was incurred. This challenging business climate was further destabilized by challenges that arose due to the
COVID-19
pandemic. The actions taken by governmental authorities around the world to mitigate the spread of
COVID-19,
had a significant negative effect on oil consumption. This led to a further decrease in the demand for our services and had an adverse impact on our business and financial condition.
After the global impact of this pandemic, the global offshore rig market has experienced a recovery, at least in utilization, in many regions. The price of Brent crude has risen and stabilized at more than $90 over the past several months before increasing to over $100. Additionally, oil companies and rig owners have mostly managed to navigate through many of the logistical hurdles posed by the
COVID-19
pandemic. Drilling programs that had been postponed have now begun or are back on schedule. As a result, the number of contracted rigs has rebounded, and fleet utilization (jackups, semi-submersibles and drillships) is nearing March 2020 pre-pandemic
levels. Dayrates for some rig types in certain regions, such as for US Gulf of Mexico drillships, have risen dramatically. Conversely, dayrates for rigs in other regions have remained stagnant or only risen modestly.

ii. Default on senior debt obligations and other commitments in 2020
Since the end of 2019, we had been working with senior creditors to provide a solution to Seadrill’s high cash outflow for debt service and potential future breaches of liquidity covenants by converting certain interest payments under our credit facilities to payment-in-kind
(“
PIK
”) interest and by deferring certain scheduled amortization payments. In our 2020 first quarter earnings release, published on June 2, 2020, we announced that we would no longer proceed with efforts to obtain bank consent for a short-term solution and had instead appointed financial advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness. We further stated that a comprehensive restructuring may require a substantial conversion of Seadrill’s indebtedness to equity.
In September 2020, we did not pay interest on our secured credit facilities, which constituted an event of default. This triggered cross-default covenants for the senior secured notes, guarantee facility agreement and leasing agreements in respect of the
West Hercules
,
West Linus
and
West Taurus (“
SFL rigs
”)
. As a result, we entered into forbearance agreements with certain creditors in respect of our senior secured credit facility agreements, senior secured notes, and guarantee facility agreement. Pursuant to these agreements the creditors agreed not to exercise any voting rights, or otherwise take actions, in respect of the default.
In October 2020 we did not make the required charter payments due on the leasing arrangements for the SFL rigs. This constituted an event of default under the leasing agreements. From November 2020, we restarted making partial payments based on a percentage of the total due in return for SFL granting us permission to use certain restricted cash balances to cover operating costs of the SFL rigs.
In December 2020, after triggering an additional event of default through not paying interest on our secured credit facilities, we entered into a further forbearance agreement with certain creditors. On January 15, 2021, we did not make the semi-annual cash interest payment due on our senior secured notes. The forbearance agreements ended on January 29, 2021.
The events of default in September 2020 and December 2020 due to non-payment
of interest on our senior credit facilities and further violation of the cross-default covenant for the Senior Secured Notes, meant that the debt was callable on demand and therefore classified as current in our December 31, 2020 balance sheet. The scheduled interest and fees were converted to loan principal tranches and incurred payment-in-kind
interest at their original rates plus an additional 2%.
iii. Three objectives of the comprehensive restructuring
Seadrill’s largest debt obligation at the petition date was the $5.7 billion owed to lenders under its senior credit facilities. The primary objective of the restructuring was to enter an agreement with stakeholders to provide new liquidity and to substantially decrease liabilities under these facilities through the issuance of new equity.
In addition, as of the petition date, Seadrill was committed to $1.1 billion in aggregate lease obligations under the arrangements for SFL rigs. As these lease arrangements were not considered sustainable under a new capital structure, the rejection or restructuring of these lease obligations was considered an integral part of obtaining the requisite level of creditor approval in support of the Plan.
Following Seadrill’s previous restructuring on July 2, 2018, NSNCo had issued 12.0% senior secured notes due July 2025, of which $0.5 billion remained outstanding as of the petition date. Seadrill held 100% of the equity interest in NSNCo and had provided guarantees over its debt obligations. One of the key terms of the restructuring was to negotiate the release by the Noteholders of all existing guarantees and security and claims with respect to Seadrill Limited and its subsidiaries. This was likely to involve the disposal of part of Seadrill’s equity interest in the NSNCo group.
Seadrill Chapter 11 Process

i.	Introduction and Chapter 11 filing
Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. In addition to permitting debtor rehabilitation, chapter 11 promotes equality of treatment for creditors and similarly situated equity interest holders, subject to the priority of distributions prescribed by the Bankruptcy Code. The commencement of a chapter 11 case creates an estate that comprises all of the legal and equitable interests of the debtor as of the date the chapter 11 case is commenced. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a “debtor in possession.”
Following the defaults in 2020, and expiry of forbearance agreements described above, the Debtors filed voluntary petitions for reorganization under the Chapter 11 Proceedings in the Bankruptcy Court on February 7, 2021 and February 10, 2021. These filings triggered a stay on enforcement of remedies with respect to our debt obligations.
These filings excluded the NSNCo group, with Seadrill and NSNCo noteholders continuing to negotiate a refinancing outside of bankruptcy.

ii. Plan of Reorganization
Consummating a chapter 11 plan is the principal objective of a chapter 11 case. A bankruptcy court’s confirmation of a plan binds the debtor, any person acquiring property under the plan, any creditor or equity interest holder of the debtor, and any other entity as may be ordered by the bankruptcy court. Subject to certain limited exceptions, the order issued by a bankruptcy court confirming a plan provides for the treatment of the debtor’s liabilities in accordance with the terms of the confirmed plan.
On July 23, 2021, the Company entered into a Plan Support and
Lock-Up
Agreement (the “
Plan Support Agreement
”) with the Company, the Company Parties, certain Holders of Claims under the Company’s Credit Agreements, and Hemen. On July 24, 2021, the Company filed the first versions of the Joint Chapter 11 Plan of Reorganization and Disclosure Statement. On August 31, 2021, the Company filed the First Amended Plan of Reorganization and the First Amended Disclosure Statement (the “
Disclosure Statement
”) and on September 2, 2021, the Court approved the First Amended Disclosure Statement (as Modified) and the solicitation of the Plan of Reorganization. On October 11, 2021, the Company’s creditor classes voted to accept the plan of reorganization. On October 26, 2021, Seadrill’s Plan of Reorganization was confirmed by the U.S. Bankruptcy Court for the Southern District of Texas.
iii. Amendment to terms of existing facilities
As of the Petition Date, the Debtors were liable for approximately $6.2 billion in aggregate funded debt obligations. These obligations included $5.7 billion due under 12 Prepetition Credit Facilities (silos) and $0.5 billion due under the NSNCo Secured Notes. Seadrill Limited was a guarantor under all 12 Prepetition Credit Facilities and the Notes. The facilities were secured by, among other things, (a) a first priority, perfected mortgage in one or more of the Debtors’ drilling rigs, (b) guarantees from the applicable rig-owning
entities and intra-group charterers. No financial institution possessed a blanket lien over the Debtors’ entire fleet. Instead, the Prepetition Credit Facilities were secured by non-overlapping
subsets of the Debtors’ rigs.
The Plan, among other things, provided that holders of Allowed Credit Agreement Claims would (a) receive $683 million (adjusted for AOD cash out option) of take-back debt (amortizing beginning in March 2023, with a maturity date of December 2026 and margin of LIBOR + 5%
cash-pay
+ 7.5% PIYC) whereby Seadrill either pays the PIYC interest in cash or the equivalent amount is capitalized as principal outstanding (dependent on certain conditions set out in the facility agreement) and (b) be entitled to participate in a $300 million new-money
raise under the New First Lien Facility, and (c) receive 83 percent of equity in Reorganized Seadrill, subject to dilution by the Management Incentive Plan and the Convertible Bond Equity, on account of their Allowed Credit Agreement Claims, and 16.75 percent of equity in Reorganized Seadrill if such holders elected to participate in the Rights Offering (including the Backstop Parties).
iv. Rights offering and backstop of new $300m facility
In bankruptcy, a rights offering allows a debtor to offer creditors or equity security holders the right to purchase equity in the post-emergence company. In a rights offering, debtors grant subscription rights to a class (or classes) of creditors (or equity holders) in conjunction with the chapter 11 plan of reorganization. Rights offerings function as a source of exit financing, allowing debtors to raise capital to fund emergence costs and plan distributions, or to ensure that the company has sufficient liquidity post-emergence in a de-leveraged
capital structure. Nearly all rights offerings are fully backstopped pursuant to agreements between the backstop party (or parties) and the debtors. Under a backstop agreement, backstop parties commit to purchase a certain amount of securities offered under the plan and to purchase additional securities if the issuance is under-subscribed, receiving additional securities in exchange for their agreement to backstop a rights offering.
Holders of the Subscription Rights, which include the Backstop Parties, received the right to lend up to $300 million under the New First Lien Facility in accordance with and pursuant to the Plan, the Rights Offering Procedures, the Backstop Commitment Letter, and the New Credit Facility Term Sheet. Rights Offering Participants also received, in consideration for their participation in the Rights Offering, 12.5% (the “
Rights Offering Percentage
”) of the issued and outstanding New Seadrill Common Shares as of the Effective Date (subject to dilution by the Management Incentive Plan and the Convertible Bond Equity). The New First Lien facility is structured as (i) $175 million term loan and (ii) $125 million revolving credit facility (RCF). The term loan facility bears interest at a margin of 7% per annum plus a compounded risk-free rate (and any applicable credit adjustment spread). The RCF bears interest at a margin of 7% per annum plus a compounded risk-free rate (and any applicable credit adjustment spread), and a commitment fee of 2.8% per annum is payable in respect to any undrawn portion of the RCF commitment.
As consideration for the Backstop Commitment of each Backstop Party, the Backstop Parties were issued the number of New Seadrill Common Shares equal to the sum of: (i) 12.50% minus the Rights Offering Percentage (if under-subscribed) plus (ii) 4.25% multiplied by the total number of New Seadrill Common Shares issued and outstanding on the Effective Date (subject to dilution by the MIP and the Convertible Bond Equity) (the “
Equity Commitment Premium
”, and together with the foregoing clause, the “
Backstop Participation Equity
”); and (b) the Debtors paid in cash to the Backstop Parties a premium (the “
Commitment Premium
”) equal to 7.50% of the $300 million in total commitments under the New First Lien Facility.

As at the Effective Date, the outstanding external debt is repayable as set out in the table below:

(In $ millions)	2022	2023	2024	2025	2026 and thereafter	Total
Total Debt Repayments (a)	0	40	40	40	788	908

(a)	The repayment schedule is net of fees and assumes that all interest is paid in cash as opposed to any capitalized pay-if-you-can interest, as further outlined in the existing facility section above.
v. Hemen $50m convertible bond
$50 million convertible bonds with margin of LIBOR + 6%
cash-pay
and maturity date of March 2028 were issued to Hemen at par upon emergence. The bonds are convertible into the Conversion Shares in an amount equal to 5% of the fully-diluted ordinary shares. The principal amount of the Bonds is convertible (in full not part) into the Conversion Shares at the option of the Lender at any time during the Conversion Period, being the period from the earlier of (i) the date on which the Issuer’s ordinary shares are listed and begin trading on the NYSE and (ii) the date on which the Issuer’s ordinary shares are listed and begin trading on the OSE, Shares at the option of the Lender at any time during the Conversion Period.
vi. Emergence and new Seadrill equity allocation table
Seadrill met the requirements of the plan of reorganization and emerged from Chapter 11 on February 22, 2022. Companies emerging from chapter 11 qualify for fresh-start reporting if two conditions are met: (1) the reorganization value of the entity’s assets is less than the total of all claims and post-petition liabilities; and (2) the holders of pre-confirmation
voting shares will receive less than 50 percent of the voting shares upon emergence. Upon emergence from the Chapter 11 Proceedings, we expect to meet the requirements and will apply fresh start accounting to our financial statements in accordance with the provision set forth in ASC

852. Entities that adopt fresh-start reporting must assign the reorganization value to the entity’s assets and liabilities in accordance with procedures specified in ASC 805. The guidance defines reorganization value as the value attributed to the reconstituted entity, as well as the expected net realizable value of those assets that will be disposed of before reconstitution occurs. Therefore, this value is viewed as the value of the entity before considering liabilities and it approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring.
Under the Plan and prior to any equity dilution on conversion of the convertible bond, the Company issued 83.00% of the Company’s equity to Class 4 Credit Agreement Claimants, 12.50% to the Rights Offering Participants, 4.25% to the Backstop Parties through the Equity Commitment Premium, and the remaining 0.25% to Class 9 predecessor shareholders.
The breakout shown below shows the equity allocation before and after the conversion of the convertible bond.

Recipient of Shares	Number of shares	% allocation	Equity dilution on conversion of convertible bond
Allocation to predecessor senior secured lenders	41,499,999	83.00%	78.85%
Allocation to new money lenders - holders of subscription rights	6,250,001	12.50%	11.87%
Allocation to new money lenders - backstop parties	2,125,000	4.25%	4.04%
Allocation to predecessor shareholders	124,998	0.25%	0.24%
Allocation to convertible bondholder	—	—%	5.00%

Total shares issued on emergence	49,999,998	100.00%	100.00%

NSNCo Restructuring
i Introduction
As part of Seadrill’s wider process, NSNCo, the holding company for investments in SeaMex, Seabras Sapura, and Archer, concluded a separate restructuring process on January 20, 2022. The restructuring was achieved using a pre-packaged
C
hapter 11 process and had the following major impacts:

1.	Holders of the senior secured notes issued by NSNCo released Seadrill from all guarantees and securities previously provided by Seadrill in respect of the notes;

2.	Seadrill sells 65% of its equity interest in NSNCo to the holders of NSNCo senior secured notes. Seadrill’s equity interest thereby decreasing to 35%; and

3.	Reinstatement in full of the notes on amended terms.
Related to the NSNCo restructuring, the noteholders also financed a restructuring of the bank debt of the SeaMex joint venture. This enabled NSNCo to subsequently acquire a 100% equity interest in the SeaMex joint venture by way of a credit bid, which was executed on November 2, 2021.

As Seadrill lost its controlling interest in NSNCo through the sale of 65% of its equity interest on January 20, 2022 (the date the bankruptcy court heard the filing for NSNCo’s prepackaged Chapter 11), we have presented the results of NSNCo, including the consolidated results of SeaMex from November 2021 onwards, as discontinued operations in Seadrill’s financial statements for the period ended December 31, 2021. NSNCo’s assets and liabilities have similarly been classified as held-for-sale
in Seadrill’s December 2021 balance sheet. All periods presented have been recast for this change.
ii. Purchase of SeaMex by NSNCo through credit bid
Credit bidding is a mechanism, whereby a secured creditor can ‘bid’ the amount of its secured debt, as consideration for the purchase of the assets over which it holds security. In effect, it allows the secured creditor to offset the secured debt as payment for the assets and to take ownership of those assets without having to pay any cash for the purchase.
On June 18, 2021, John C. McKenna of Finance & Risk Services Ltd and Simon Appell of AlixPartners UK LLP were appointed as joint provisional liquidators (the “
JPLs
”) over SeaMex by an order of the Supreme Court of Bermuda. Further, the joint venture agreement governing the SeaMex joint venture between one of NSNCo’s subsidiaries, Seadrill JU Newco Bermuda Ltd., and an investment fund controlled by Fintech was terminated with immediate effect.
On July 2, 2021, a restructuring support agreement (“
RSA”
) was reached with the NSNCo Noteholders with regards to a comprehensive restructuring of the debt facility. A key step in the RSA was the sale of the assets of SeaMex out of provisional liquidation to a newly incorporated wholly owned subsidiary of NSNCo under a share purchase agreement. On November 2, 2022, the sale of assets of SeaMex to a subsidiary of NSNCo was completed.
Management determined that the Transaction qualified as a business combination under ASC 805 because (i) SeaMex as the acquiree met the definition of a business and (ii) NSNCo as the acquirer obtained control of SeaMex. As a result, the acquisition method was applied, and the identifiable assets acquired and liabilities assumed were recognized at fair value on the acquisition date. The consideration of the business combination was determined to be $0.4 billion, which is based on the value of various forms of debt instruments that were forgiven and were owed to NSNCo. The fair value of the net assets acquired equaled the amount of the purchase consideration and no amount was ascribed to goodwill nor bargain purchase. A gain was recognized in discontinued operations in connection with the step acquisition of SeaMex by NSNCo and relates primarily to the reversal of previously established expected credit loss allowances against loans previously advanced by the NSNCo Group to the SeaMex joint venture. The book value of the equity method investment was nil prior to the acquisition date.
We assessed whether SeaMex qualified as
held-for-sale
upon the acquisition. SeaMex, being a subsidiary of NSNCo, also meets the HFS criteria on the acquisition date and will be reported in discontinued operations as of December 31, 2021 measured at its carrying value, as it is less than the fair value less cost to sell.
iii. NSNCo Sale
NSNCo filed a
pre-packaged
bankruptcy that was heard on January 12, 2022 in a separate petition filing from Seadrill in the U.S. Bankruptcy Court for the Southern District of Texas. On January 20, 2022, NSNCo emerged from bankruptcy, having implemented the terms of the RSA described above.
On a Seadrill consolidated group basis, the assets, liabilities, and equity of NSNCo will be derecognized as at the date of sale, when control is lost, on January 20, 2022 (the date the court heard the filing for the pre-packaged
bankruptcy), with any gain or loss on disposal being recognized. Upon NSNCo’s emergence date, Seadrill will retain a 35% interest in NSNCo, which will be recognized as an equity method investment.
Management determined that it meets the criteria for being
held-for-sale
(“
HFS
”) as of December 31, 2021 and represent a strategic-shift resulting in discontinued operations reporting in

Seadrill’s financial statements
.
Renegotiation of leases with SFL
SFL is a company that owns and charters shipping vessels in the tanker, bulker, container and offshore segments. Since 2013, Seadrill had entered into sale and leaseback arrangements with certain subsidiaries of SFL (SFL Hercules Ltd., SFL Deepwater Ltd. and SFL Linus Ltd. Under those arrangements, the semi-submersible rigs
West Taurus
and
West Hercules
and the jackup rig
West Linus
were leased to certain fully owned Seadrill entities under long term charter agreements (collectively, the “
Prepetition SFL Charters
”).
The original charters had been accounted for as failed sale leasebacks due to contractual call options and purchase obligations, resulting in the rigs being kept on balance sheet. As they were treated as financing transactions, this resulted in the recognition of financial liabilities to SFL held at fair value on initial recognition (upon deconsolidation of the ship finance VIEs in 2020). The Chapter 11 Proceedings afforded Seadrill the option to reject or amend the leases.

Shortly after the Petition Date, the Debtors sought court authority to reject the Prepetition Taurus Charter and abandon certain related personal property. On March 9, 2021, the
West Taurus
lease rejection motion was approved by the Bankruptcy Court, and the rig was redelivered to SFL in April 2021, in accordance with the
West Taurus
settlement agreement. The lease termination led to a remeasurement of the outstanding amounts due to SFL held within liabilities subject to compromise to claim value, resulting in a $186 million loss within “Reorganization items, net” on the Consolidated Statement of Operations in 2021.
On August 27, 2021, the Bankruptcy Court of the Southern District of Texas entered an approval order for an amendment to the original SFL Hercules Charter, whereby Seadrill would pay a lower charter hire and whereby the expiry of the SFL Charter would mirror the completion of work under the Equinor (Canada) Contract in October 2022 (subject to extension, if Equinor exercises certain options rights). The amended charter is accounted for as an operating lease, resulting in the recognition of a ROU asset and an associated lease liability. The removal of the call options and purchase obligations meant that sale recognition was no longer precluded. The rig asset and finance liability to SFL were derecognized in 2021, resulting in a $10 million non-cash
gain within “Reorganization items, net” on the Consolidated Statement of Operations in 2021.
On February 18, 2022, Seadrill signed a transition agreement with SFL pursuant to which the
West Linus
rig will be redelivered to SFL upon assignment of the ConocoPhillips drilling contract to SFL. The interim transition bareboat agreement with SFL will see Seadrill continuing to operate the
West Linus
until the rig is handed back to SFL and a new Manager, Odfjell, for a period of time estimated to last approximately 6 to 9 months from Seadrill’s emergence. The amendment charter no longer contains a purchase obligation and will therefore result in the derecognition of the rig asset of $175 million and liability of $158 million at emergence from Chapter 11 on February 22, 2022. The interim transition bareboat agreement will be accounted for as a short-term operating lease.
Detailed timeline
We have provided a detailed timeline covering the core events of the restructuring process below.
September 2020
- We did not pay interest on our secured credit facilities, which constituted an event of default. This triggered cross-default covenants for the senior secured notes, guarantee facility agreement and leasing agreements in respect of the
West Hercules
,
West Linus
and
West Taurus
. As a result, we entered into forbearance agreements with certain creditors in respect of our senior secured credit facility agreements, senior secured notes, and guarantee facility agreement.
December 2020
- After triggering an additional event of default through not paying interest on our secured credit facilities, we entered into a forbearance agreement with certain creditors. Pursuant to this agreement, the consenting creditors had agreed not to act until January 29, 2021 in respect of certain events of default that may have arisen under nine of our twelve senior secured credit facility agreements, as a result of the group not making certain interest payments.
January 2021
- We did not make the semi-annual cash interest payment due on our senior secured notes.
February
 7, 2021
and
February
 10, 2021
- Seadrill Limited and the majority of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas.
March 2021
- The
West Taurus
lease rejection motion was approved by the Bankruptcy Court.
April 2021
– The
West Taurus
rig was redelivered to SFL
June 2021
– John C. McKenna of Finance & Risk Services Ltd and Simon Appell of AlixPartners UK LLP were appointed as joint provisional liquidators over SeaMex by an order of the Supreme Court of Bermuda to maximize value for creditors and other stakeholders.
July
 2, 2021
– A restructuring support agreement was reached with the NSNCo Noteholders with regards to a comprehensive restructuring of the debt facility.
July
 9, 202
1 - NSNCo concluded a solicitation process 80% of the principal noteholders approving amendments to the indenture governing the Notes.
July
 23, 2021
- The Company entered into a Plan Support and
Lock-Up
Agreement with the Company, the Company Parties, certain Holders of Claims under the Company’s Credit Agreements, and Hemen.
July
 24, 2021
- The Company filed the first versions of the Joint Chapter 11 Plan of Reorganization and Disclosure Statement.
August
 27, 2021
- The Bankruptcy Court of the Southern District of Texas entered an approval order for an amendment to the original SFL Hercules Charter.
August
 31, 2021
- The Company filed the First Amended Plan of Reorganization and the First Amended Disclosure Statement (the “
Disclosure Statement
”).

September
 2, 2021
- The Court approved the First Amended Disclosure Statement and the solicitation of the Plan of Reorganization.
October
 11, 2021
- The Company’s creditor classes voted to accept a court confirmed plan.
October
 26, 2021
- Seadrill’s Plan of Reorganization was confirmed by the U.S. Bankruptcy Court for the Southern District of Texas.
November
 2, 2021
– The sale of SeaMex to a subsidiary of NSNCo was completed.
Subsequent Events
January
 11, 2022
– NSNCo filed for a
pre-packaged
bankruptcy in a separate petition filing from Seadrill in the U.S. Bankruptcy Court for the Southern District of Texas.
January
 20, 2022
– Sale of 65% of NSNCo following emergence from its
pre-packaged
C
hapter 11 process.
February
 18, 2022
- Seadrill signed a short-term transition agreement with SFL, whereby Seadrill will continue to operate the
West Linus
until the rig is handed back to SFL.
February
 22, 2022
- Seadrill concluded its comprehensive restructuring process and emerged from Chapter 11 bankruptcy protection.
Other matters

i.	Liabilities subject to compromise
Liabilities subject to compromise distinguish
pre-petition
liabilities which may be affected by the Chapter 11 proceedings from those that will not. The liabilities held as subject to compromise are disclosed on a separate line on the consolidated balance sheet.
Liabilities subject to compromise, as presented on the Consolidated Balance Sheet as at December 31, 2021, include the following:

(In $ millions)	December 31, 2021
Senior under-secured external debt	5,662
Accounts payable and other liabilities	36
Accrued interest on external debt	34
Amount due to related party	503

Liabilities subject to compromise	6,235

Attributable to:
Continuing operations	6,117
Discontinued operations	118

ii. Interest expense
The Debtors have discontinued recording interest on the under-secured debt facilities from the Petition Date, in line with the guidance of ASC
852-10,
Reorganizations. Contractual interest on liabilities subject to compromise not reflected in the Consolidated Statement of Operations was $298 million. Interest continued to be recognized on the Notes in 2021 as NSNCo did not file for chapter 11 until January 2022.
Refer to “Note 10 – Interest expense” to the Consolidated Financial Statements included herein for more information regarding interest expense.
iii. Reorganization items, net
Incremental costs incurred directly as a result of the bankruptcy filing and any gains or losses on adjustment to the expected allowed claim value under the plan of reorganization are classified as “Reorganization items, net” in the Consolidated Statement of Operations. The following table summarizes the reorganization items recognized in the year ended December 31, 2021:

(In $ millions)	Year ended December 31, 2021
Advisory and professional fees after filing	(127)
Remeasurement of terminated lease to allowed claim	(186)
Interest income on surplus cash	3

Total reorganization items, net	(310)

Attributable to:
Continuing operations	(296)
Discontinued operations	(14)

iv. Condensed Combined Debtors Financial Statements
When one or more entities in the consolidated group are in bankruptcy and one or more entities in the consolidated group are not in bankruptcy, the reporting entity is required to disclose the condensed combined financial statements of only the entities in bankruptcy (“
debtor in possession
” or “
DIP
”).
The reclassification of the NSNCo group to discontinued operations has resulted in the continuing operations elements of Seadrill’s financial statements being aligned to the combined financial statements of only the entities in bankruptcy, aside from the exceptions noted below. Separately presented DIP results would include:

•	a $24 million reduction in current restricted cash, to $136 million, and an $8 million reduction in unrestricted cash, to $304 million, due to cash held by entities not in bankruptcy;

•	the recognition of current and non-current intra-group receivables due to DIP from entities not in bankruptcy of $21 million and $9 million respectively;

•	additional intra-group liabilities subject to compromise of $8 million owed by DIP to entities not in bankruptcy; and

•	an additional $4 million net cash outflows from changes in the above assets.
As such, we have not separately presented Condensed Combined Financial Statements of the entities that filed for bankruptcy.
Note 5 – Current expected credit losses
The CECL model applies to our external trade receivables and related party receivables. Our external customers are international oil companies, national oil companies and large independent oil companies. The following table summarizes the movement in the allowance for credit losses for the year ended December 31, 2021.

(In $ millions)	Allowance for credit losses - other current assets	Allowance for credit losses - related party ST	Allowance for credit losses related party LT	Total Allowance for credit losses
January 1, 2020	—	9	—	9
Credit loss expense	3	139	2	144

December 31, 2020	3	148	2	153
Credit loss expense	—	36	(2)	34
Write-off (1)/(2)	(3)	(183)	—	(186)

December 31, 2021	—	1	—	1

(1)
In April 2021 we signed a settlement agreement with Aquadrill (formerly Seadrill Partners) which waived all claims on pre-petition
positions held and resulted in a
write-off
of $54 million of trading receivables.

(2)
Following the cancellation of the Wintershall contract, a settlement agreement was reached with Northern Ocean to extinguish all outstanding claims. The agreement became effective in December 2021 resulting in the write-off
of $129 million of trading receivables and $3 million of reimbursement receivables.

The below table shows the classification of the credit loss expense within the Consolidated Statements of Operations.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020
Management contract expenses	36	142
Other financial items	(2)	2

Total	34	144

Changes in expected credit loss allowance for external and related party trade receivables are included in operating expenses, while changes in the allowances for related party loan receivables are included in other financial items. The decrease in the allowance for the year ended December 31, 2021 was due to the write-off
of Northern Ocean and Aquadrill balances following settlement agreements. Refer to Note 27 – “Related party transactions” for details. There is no expected credit loss allowance on the SeaMex trade receivables and loan balances as they were expected to be settled shortly after emergence from Chapter 11. Both the trading and loan balances were fully settled in March 2022.

Note 6 – Segment information
We use the management approach to identify our operating segments. We identified the Board of Directors as the Group’s Chief Operating Decision Maker (“
CODM
”) which regularly reviews internal reports when making decisions about allocation of resources to segments and in assessing their performance.
We have the following three reportable segments:

1.	Harsh environment : Includes contract revenues, management contract revenue, reimbursable revenue and associated expenses for harsh environment semi-submersible and jackup rigs.

2.	Floaters : Includes contract revenues, management contract revenue, reimbursable revenue and associated expenses for benign environment semi-submersible rigs and drillships.

3.	Jackups : Includes contract revenues, management contract revenue, reimbursable revenue and associated expenses for benign environment jackup rigs.
Segment results are evaluated on the basis of operating income and the information presented below is based on information used for internal management reporting. The remaining incidental revenues and expenses not included in the reportable segments are included in the “other” reportable segment.
The below section splits out total operating revenue, depreciation, amortization of intangibles, operating net loss, drilling units and capital expenditures by segment:
Total operating revenue
Operating revenues consist of contract revenues, reimbursable revenues, management contract revenues and other revenues. The segmental analysis of operating revenues is shown in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Harsh environment	495	526	510
Floaters	363	358	625
Jackup rigs	38	59	95
Other	11	18	24

Total	907	961	1,254

Depreciation
We record depreciation expense to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives. The segmental analysis of depreciation is shown in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Harsh environment	73	93	125
Floaters	37	176	224
Jackup rigs	16	20	19
Other	1	29	29

Total	127	318	397

Amortization of intangibles
We record amortization of favorable and unfavorable contracts over the remaining lives of the contracts. The segmental analysis of amortization is shown in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
			(As adjusted)
Harsh environment	—	1	—
Floaters	—	—	105

Total	—	1	105

Impairment of drilling units and intangible assets
We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. The segmental analysis of impairment is shown in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	152	419	—
Floaters	—	3,555	—
Jackups	—	86	—
Other	—	48	—

Total	152	4,108	—

Operating net loss
The segmental analysis of operating net losses is shown in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Harsh environment	(138)	(396)	(69)
Floaters	(21)	(3,781)	(201)
Jackups	17	(86)	(3)
Other	(14)	(218)	(23)

Operating loss	(156)	(4,481)	(296)
Unallocated items:
Total financial items and other	(416)	50	(451)

Loss before income taxes	(572)	(4,431)	(747)

Drilling assets - Total assets
The segmental analysis of drilling assets and total assets is shown in the table below.

(In $ millions)	December 31, 2021	December 31, 2020
	(As adjusted)	(As adjusted)
Harsh environment rigs	709	1,032
Floaters	524	528
Jackup rigs	198	195

Total Drilling Units	1,431	1,755
Unallocated items:
Investments in associated companies	27	24
Assets held for sale	1,492	1,085
Cash and restricted cash	516	653
Other assets	431	461

Total assets	3,897	3,978

Drilling units - Capital expenditures
(1)
The segmental analysis of capital expenditures is shown in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Harsh environment	30	26	34
Floaters	35	110	111
Jackups	19	1	8

Total	84	137	153

(1)	Capital expenditure includes long term maintenance projects.
Geographic segment data
Revenues
Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents our revenues and fixed assets by geographic area:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Norway	486	480	469
Angola	125	89	215
Brazil	121	51	137
United States	105	107	74
Nigeria	—	—	198
Others (1)	70	234	161

Total Revenue	907	961	1,254

(1)	Other countries represent countries in which we operate that individually had revenues representing less than 10% of total revenues earned for any of the periods presented.

Fixed assets – drilling units
(1)
Drilling unit fixed assets by geographic area based on location as at end of the year are as follows:

(In $ millions)	December 31, 2021	December 31, 2020
	(As adjusted)	(As adjusted)
Norway	710	1,044
Brazil	169	79
Qatar	156	151
Malaysia	40	94
USA	92	87
Spain	47	49
Others (2)	217	251

Total	1,431	1,755

(1)	Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.
(2)	Other countries represent countries in which we operate that individually had fixed assets representing less than 10% of total fixed assets for any of the periods presented.
Major customers
In the years ended December 31, 2021, 2020 and 2019, we had the following customers with total revenues greater than 10% in any of the years presented:

	Segment	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		(As adjusted)	(As adjusted)	(As adjusted)
ConocoPhillips	Harsh Environment	18%	18%	12%
Equinor	Harsh Environment	15%	13%	18%
Lundin	Floaters	13%	2%	—%
Northern Ocean	Harsh Environment	4%	13%	13%
TotalEnergies	Floaters	—%	5%	20%
Other		50%	49%	37%

Total		100%	100%	100%

Note 7 - Revenue from contracts with customers
The following table provides information about receivables, contract assets and contract liabilities from our contracts with customers:

(In $ millions)	December 31, 2021	December 31, 2020
	(As adjusted)	(As adjusted)
Accounts receivable, net	158	110
Current contract liabilities (deferred revenues) (1)	(25)	(18)
Non-current contract liabilities (deferred revenues) (1)	(10)	(13)

(1)	Current contract liabilities balances are included in “Other current liabilities,” in our Consolidated Balance Sheets as at December 31, 2021.
Significant changes in the contract assets and the contract liabilities balances during the year ended December 31, 2020 were as follows:

(In $ millions)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract liability at January 1, 2020	—	(29)	(29)

Amortization of revenue that was included in the beginning contract liability balance	—	23	23
Cash received, excluding amounts recognized as revenue	—	(25)	(25)

Net contract liability at December 31, 2020	—	(31)	(31)

Significant changes in the contract assets and the contract liabilities balances during the year ended December 31, 2021 are as follows:

(In $ millions)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract liability at January 1, 2021	—	(31)	(31)

Amortization of revenue that was included in the beginning contract liability balance	—	24	24
Cash received, excluding amounts recognized as revenue	—	(28)	(28)

Net contract liability at December 31, 2021	—	(35)	(35)

The deferred revenue balance of $25 million reported in “Other current liabilities” at December 31, 2021 is expected to be realized within the next twelve months and the $10 million reported in “Other non-current
liabilities” is expected to be realized within the following twelve months. The deferred revenue consists primarily of mobilization and upgrade revenue for both wholly and partially unsatisfied performance obligations as well as expected variable mobilization and upgrade revenue for partially unsatisfied performance obligations, which has been estimated for purposes of allocating across the entire corresponding performance obligations.
Note 8 – Other revenues
Other revenues consist of the following:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Leasing revenues (i)	26	19	1
Early termination fees (ii)	6	11	11

Total other revenues	32	30	12

i. Leasing revenues
Revenue earned on the charter of the
West Castor, West Telesto
and
West Tucana
to Gulfdrill, one of our related parties. Refer to Note 27 – “Related party transactions” for further details.
ii. Early termination fees
Early termination fees were received in 2021 for the
West Bollsta,
in 2020 for the
West Gemini
and in 2019
for the
West Jupiter
and
West Castor
.

Note 9 – Other operating items
Other operating items consist of the following:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Impairment of long lived assets (i)	(152)	(4,087)	—
Impairment of intangibles (ii)	—	(21)	—
Gain on disposals (iii)	47	15	—
Other operating income (iv)	54	9	39

Total other operating items	(51)	(4,084)	39

i. Impairment of long lived assets
In June 2021, the
West Hercules
was impaired by $152 million. Refer to Note 11 – “Loss on impairment of long-lived assets” for further details.
In 2020, we determined the global impact of the
COVID-19
pandemic, and continued down cycle in the offshore drilling industry, were indicators of impairment on certain assets. Following assessments of recoverability in March 2020 and December 2020, we recorded total impairment charges of $4,087 million against our drilling fleet.
ii. Impairment of intangibles
On December 1, 2020, Seadrill Partners announced it had filed a voluntary petition under Chapter 11. Under Chapter 11 we were required to continue to provide the management services only at market rate. We concluded that we no longer had a favorable contract and the intangible asset relating to Seadrill Partners was fully impaired.
iii. Gain on disposals
Following the impairments recognized in 2020, Seadrill disposed of seven rigs in 2021, and one rig in 2020, all of which had previously been impaired in full. The full consideration, less costs to sell, was recognized as a gain.
iv. Other operating income
Other operating income consist of the following:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Pre-petition liabilities write-off (a)	27	—	—
War risk insurance rebate (b)	22	—	—
Loss of hire insurance settlement (c)	2	9	10
Receipt of overdue receivable (d)	—	—	26
Other	3	—	3

Total other operating income	54	9	39

a) Prepetition liabilities
write-off
Write-off
of prepetition lease liabilities to Northern Ocean for the
West Bollsta
of $19 million and
pre-petition
liabilities to Aquadrill of $8 million following settlement agreements reached in 2021.
b) War risk insurance rebate
Receipt of $22 million distribution from The Norwegian Shipowners’ Mutual War Risks Insurance Association (“
DNK
”), representing a rebate of past premium paid.
c) Loss of hire insurance settlement
Settlement of a claim on our loss of hire insurance policy following an incident on the
Sevan Louisiana.

d) Receipt of overdue receivables
Receipt of overdue receivables in 2019 which had not been recognized as an asset as part of fresh start accounting.
Note 10 – Interest expense
Interest expense consists of the following:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Cash interest on debt facilities (a)	(25)	(256)	(360)
Interest on SFL leases (b)	(84)	(12)	—
Unwind of discount debt	—	(44)	(47)
Write off of discount on debt (c)	—	(86)	—

Interest expense	(109)	(398)	(407)

(a) Cash interest on debt facilities
We incur cash and
payment-in-kind
interest on our debt facilities. This is summarized in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Senior credit facilities and unsecured bonds	(25)	(229)	(313)
Debt of consolidated variable interest entities	—	(27)	(47)

Cash interest	(25)	(256)	(360)

Our senior credit facilities incurred interest at LIBOR plus a margin. For periods after July 2, 2018, this margin increased by one percentage point following the emergence from the Previous Chapter 11 Proceedings. On February 7, 2021, after filing for Chapter 11, we recorded contractual interest payments against debt held as subject to compromise (“adequate protections payments”) as a reduction to debt in the Consolidation Balance sheet and not as an expense to Consolidated Statement of Operations. For further information on our bankruptcy proceedings refer to Note 4—Chapter 11 Proceedings of our Consolidated Financial Statements included herein.
(b) Interest on SFL Leases
In the fourth quarter of 2020 we deconsolidated the Ship Finance SPVs as we were no longer the primary beneficiary of the variable interest entities. Following the deconsolidation, we recognized the liability, and related interest expense, between Seadrill and the SPVs that was previously eliminated on consolidation.
(c) Write off of discount on debt
In September 2020 and December 2020, there were
non-payments
of interest on our secured credit facilities that constituted an event of cross-default. The event of default resulted in the expense of unamortized debt discount of $86 million in 2020.
Note 11 – Loss on impairment of long-lived assets
We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate.
In 2020, the significant decrease in the price of oil due to the actions of OPEC and its partners combined with the global impact of the
COVID-19
pandemic resulted in expected decreases in utilization going forward and downward pressure on dayrates. We concluded that an impairment triggering event had occurred for our drilling unit fleet and, based on the results of further testing, recorded an impairment charge of $4.087 billion.

While there have been no further macro-economic indicators of impairment in 2021, with the oil price increasing by 50% from December 2020, changes to our forecast assumptions regarding the future of the
West Hercules
and
West Linus
have led us to conclude that an impairment triggering event has occurred for these two rigs.
During 2021, the undiscounted future net cash flows to be generated for Seadrill by the
West Hercules
and
West Linus
were revised due to anticipated changes in leasing arrangements that may result in the rigs being handed back to SFL before the end of their estimated useful lives. The revised undiscounted future net cash flows for the
West Hercules
were less than the rig’s carrying value meaning that the “step one” or “asset recoverability” test was failed for that rig. Following this assessment, we recorded an impairment charge of $152 million to reduce the rig’s book value to its estimated fair value, which we estimated using a discounted cash flow model. There was no impairment charge for the
West Linus
as it passed the asset recoverability test.
The impairment of $152 million for the year ended December 31, 2021 has been classified within “Impairment of long-lived assets” on our Consolidated Statement of Operations.
We derived the fair value of the rigs using an income approach based on updated projections of future dayrates, contract probabilities, economic utilization, capital and operating expenditures, applicable tax rates and asset lives. The cash flows were estimated over the remaining useful economic lives of the assets and discounted using an estimated market participant weighted average cost of capital “WACC” of 11.8%. To estimate these fair values, we were required to use various unobservable inputs including assumptions related to the future performance of our rigs as explained above. We based all estimates on information available at the time of performing the impairment test.
Note 12 – Taxation
Income taxes consist of the following:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Current tax expense/(benefit):
Bermuda	—	—	—
Foreign	2	6	17
Deferred tax expense/(benefit):
Bermuda	—	—	—
Foreign	(2)	(7)	(61)

Total tax expense/(benefit)	—	(1)	(44)

Effective tax rate	—%	—%	(5.9)%
The effective tax rate for the year ended December 31, 2021, the year ended December 31, 2020 and the year ended December 31, 2019 was 0.0%, 0.0% and (5.9)% respectively.
We are incorporated in Bermuda, where a tax exemption has been granted until 2035. Other jurisdictions in which we and our subsidiaries operate are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, we may pay tax within some jurisdictions even though we might have losses in others.
Due to the CARES Act in the US, we recognized a tax benefit in 2021 of $2 million (2020: $5 million) which included the release of valuation allowances previously recorded and carrying back net operating losses to previous years.

The income taxes for the year ended December 31, 2021, the year ended December 31, 2020 and the year ended December 31, 2019 differed from the amount computed by applying the Bermuda statutory income tax rate of 0% as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Effect of change on unrecognized tax benefits	2	(8)	(11)
Effect of unremitted earnings of subsidiaries	—	(2)	(17)
Effect of taxable income in various countries	(2)	9	(16)

Total tax expense/(benefit)	—	(1)	(44)

Deferred income taxes
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets/(liabilities) consist of the following:
Deferred tax assets:

(In $ millions)	December 31, 2021	December 31, 2020
	(As adjusted)
Pensions and stock options	3	1
Provisions	30	31
Property, plant and equipment	51	—
Net operating losses carried forward	320	240
Intangibles	—	4
Other	9	3

Gross deferred tax assets	413	279
Valuation allowance	(403)	(208)

Deferred tax assets, net of valuation allowance	10	71

Deferred tax liabilities:

(In $ millions)	December 31, 2021	December 31, 2020
	(As adjusted)
Property, plant and equipment	—	30
Unremitted Earnings of Subsidiaries	8	8
Deferred gain	—	34
Intangibles	1	—

Gross deferred tax liabilities	9	72

Net deferred tax asset/(liability)	1	(1)

As at December 31, 2021, deferred tax assets related to net operating loss (“
NOL
”) carry forwards was $320 million (December 31, 2020: $240 million), which can be used to offset future taxable income. NOL carry forwards which were generated in various jurisdictions, include $234 million (December 31, 2020: $230 million) that will not expire and $86 million (December 31, 2020: $10 million) that will expire between 2022 and 2041 if not utilized.
As at December 31, 2021, deferred tax liability related to intangibles from the application of fresh start accounting was $1 million (December 31, 2020: nil).
We establish a valuation allowance for deferred tax assets when it is more likely than not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near-term if our estimates of future taxable income change. Our valuation allowance consists of $320 million on NOL carry forwards as at December 31, 2021 (December 31, 2020: $240 million).

Uncertain tax positions
As at December 31, 2021, we had a total amount of unrecognized tax benefits of $83 million excluding interest and penalties. The changes to our balance related to unrecognized tax benefits were as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)
Balance at the beginning of the period	82	89	132
Increases as a result of positions taken in prior periods	2	1	8
Increases as a result of positions taken during the current period	2	—	29
Decreases as a result of positions taken in prior periods	(1)	(4)	(34)
Decreases due to settlements	(1)	(1)	(46)
Decreases as a result of a lapse of the applicable statute of limitations	(1)	(3)	—

Balance at the end of the period	83	82	89

Accrued interest and penalties totaled $19 million at both December 31, 2021 and December 31, 2020 and were included in “Other liabilities” on our Consolidated Balance Sheets. We recognized expenses/(benefits) of $1 million, ($1 million), and ($7 million) during the year ended December 31, 2021, the year ended December 31, 2020 and the year ended December 31, 2019, respectively, related to interest and penalties for unrecognized tax benefits on the income tax expense line in the accompanying Consolidated Statement of Operations.
As of December 31, 2021, $85 million of our unrecognized tax benefits, including penalties and interest, would have a favorable impact to the Company’s effective tax rate if recognized.
Tax returns and open years
We are subject to taxation in various jurisdictions. Tax authorities in certain jurisdictions examine our tax returns and some have issued assessments. We are defending our tax positions in those jurisdictions.
The Brazilian tax authorities have issued a series of assessments with respect to our returns for certain years up to 2017 for an aggregate amount equivalent to $124 million including interest and penalties. As a positive development in relation to the earlier years’ assessments, the first tier judicial court has ruled in favor of Seadrill. However, an appeal has since been filed by the tax authorities to the second tier judicial court. The relevant group companies are robustly contesting these assessments including filing the relevant appeals to the tax authorities and counter-appeal to the higher court.
The Nigerian tax authorities have issued a series of claims and assessments both directly and lodged through the Previous Chapter 11 Proceedings, with respect to returns for subsidiaries for certain years up to 2016 for an aggregate amount equivalent to $171 million. The relevant group companies are robustly contesting these assessments including filing relevant appeals in Nigeria. An adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheets, Statements of Operations or Cash Flows.
The Kuwaiti tax authorities have issued a series of assessments with respect to our returns for years up to 2015 for an aggregate amount equivalent to $12 million including interest and penalties. The relevant group company is robustly contesting these assessments including filing relevant appeals.
The Mexican tax authorities have issued a series of assessments with respect to our returns for certain years up to 2014 for an aggregate amount equivalent to $95 million including interest and penalties (across our continuing and discontinued operations of $49 million and $46 million respectively). The relevant group companies are robustly contesting these assessments including filing relevant appeals.
An adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheets, Statements of Operations or Cash Flows.

The following table summarizes the earliest tax years that remain subject to examination by other major taxable jurisdictions in which we operate.

Jurisdiction	Earliest Open Year
Kuwait	2012
Nigeria	2014
United States	2018
Mexico	2011
Norway	2015
Brazil	2008
Note 13 – Loss per share
The computation of basic LPS is based on the weighted average number of shares outstanding during the period. Diluted LPS includes the effect of the assumed conversion of potentially dilutive instruments.
The components of the numerator for the calculation of basic and diluted LPS are as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Net loss from continuing operations	(572)	(4,430)	(703)
Profit /(loss) from discontinued operations	(15)	(233)	(519)

Net loss attributable to the parent	(587)	(4,663)	(1,222)
Less: Allocation to participating securities	—	—	—

Net loss available to stockholders	(587)	(4,663)	(1,222)
Effect of dilution	—	—	—

Diluted net loss available to stockholders	(587)	(4,663)	(1,222)

The components of the denominator for the calculation of basic and diluted LPS are as follows:

(In millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Basic loss per share:
Weighted average number of common shares outstanding	100	100	100
Diluted loss per share:
Effect of dilution	—	—	—

Weighted average number of common shares outstanding adjusted for the effects of dilution	100	100	100

The basic and diluted loss per share are as follows:

(In $)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Basic Loss per share from continuing operations	(5.70)	(44.11)	(7.00)
Diluted Loss per share from continuing operations	(5.70)	(44.11)	(7.00)
Basic loss per share	(5.85)	(46.43)	(12.18)
Diluted loss per share	(5.85)	(46.43)	(12.18)
ASC 260 ‘Earnings per Share’ requires the presentation of diluted earnings per share where a company could be called upon to issue shares that would decrease net earnings per share. As the Company reported net losses for the year ended December 31, 2021, the effect of including potentially dilutive instruments in the calculation would result in a reduction in loss per share, which is anti-dilutive. Under these circumstances, these instruments are not included in the calculation due to their anti-dilutive effect and as a result the basic and diluted loss per share are equal.

Note 14 – Restricted cash
Restricted cash consists of the following:

(In $ millions)	December 31, 2021	December 31, 2020
		(As adjusted)
Accounts pledged as collateral for performance bonds and similar guarantees (i)	42	48
Proceeds from rig sales (ii)	47	—
Demand deposit pledged as collateral for tax related guarantee (iii)	63	65
Accounts pledged as collateral for SFL leases (iv)	37	22
Other	34	33

Total restricted cash	223	168

(i)	Cash collateral in respect to bank guarantee facilities with Danske Bank and DNB.

(ii)	Proceeds from rig disposals to be paid to the lenders in 2022 and classified as restricted until then.

(iii)
We placed a total of 330 million Brazilian Reais of collateral with BTG Pactual under a letter of credit agreement. This related to long-running tax disputes which are currently being litigated through the Brazilian courts. This is held as non-current
in the Consolidated Balance Sheet.

(iv)	Accounts pledged to SFL for lease arrangements for the West Linus and West Hercules.
Restricted cash is presented in our Consolidated Balance Sheets as follows:

(In $ millions)	December 31, 2021	December 31, 2020
		(As adjusted)
Current restricted cash	160	103
Non-current restricted cash	63	65

Total restricted cash	223	168

Note 15 – Accounts receivable
Accounts receivable are held at their nominal amount less an allowance for expected credit losses. Refer to Note 5—“Current expected credit losses” for further information.

Note 16 – Other assets
As at December 31, 2021 and 2020, other assets included the following:

(In $ millions)	December 31, 2021	December 31, 2020
	(As adjusted)	(As adjusted)
Prepaid expenses	51	65
Taxes receivable	48	32
Right of use asset	24	57
Deferred contract costs	15	14
Reimbursable amounts due from customers	13	11
Favorable drilling and management services contracts	9	10
Restructuring backstop commitment fee	20	—
Other	44	43

Total other assets	224	232

Other assets are presented in our Consolidated Balance Sheets as follows:

(In $ millions)	December 31, 2021	December 31, 2020
	(As adjusted)	(As adjusted)
Other current assets	197	187
Other non-current assets	27	45

Total other assets	224	232

Note 17 – Investment in associated companies
We have the following investments in associated companies:

Ownership percentage	Joint venture partner	December 31, 2021	December 31, 2020
Gulfdrill (i)	Gulf Drilling International	50.0%	50.0%
Sonadrill (ii)	Sonangol E.P.	50.0%	50.0%
We own 50% equity interests in the above entities. The remaining 50% equity interest is owned by the above joint venture partners. We account for our 50% investments in the joint ventures under the equity method. For transactions with related parties refer to Note 27—“Related party transactions”.
i. Gulfdrill
Gulfdrill is a joint venture that manages and operates five premium jackups in Qatar with Qatargas. We have a 50% ownership stake in Gulfdrill. The remaining 50% interest is owned by Gulf Drilling International
(“GDI”)
. We lease three of our jackup rigs to the joint venture, with an additional two units being leased from a third party shipyard.

ii. Sonadrill
Sonadrill is a joint venture that will operate four drillships focusing on opportunities in Angolan waters. We have a 50% ownership stake in Sonadrill. The remaining 50% interest is owned by Sonangol EP
(“Sonangol”)
. Both Seadrill and Sonangol agreed to bareboat two units each into the joint venture with Seadrill due to manage the two Sonangol owned drillships. On October 1, 2019, the first bareboat and management agreements for the Sonangol drilling unit,
Libongos
, became effective. The rig commenced its first drilling contract on October 10, 2019. The
Libongos,
is
currently operating in Angola, while the
Quenguela
is contracted to start with Total in early 2022. The two committed Seadrill rigs will be leased to the joint venture when required; to date no further contracts have been secured for these rigs.
Share in results from associated companies
Our share in results of our associated companies (net of tax) were as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		(As adjusted)	(As adjusted)
Seadrill Partners	—	—	(21)
Sonadrill	5	(2)	(1)
Gulfdrill	(2)	2	—

Total share in results from associated companies (net of tax)	3	—	(22)

Summary of Consolidated Statements of Operations for our equity method investees
The results of the Sonadrill companies and our share in those results (net of tax) were as follows:
Sonadrill

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Operating revenues	94	56	22
Net operating income/(loss)	18	(2)	(1)
Net income/(loss)	11	(5)	(2)
Seadrill ownership percentage	50%	50%	50%

Share of results from Sonadrill (net of tax)	5	(2)	(1)

The results of the Gulfdrill companies and our share in those results (net of tax) were as follows:
Gulfdrill

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Operating revenues	142	44	—
Net operating income/(loss)	(4)	6	—
Net income/(loss)	(4)	4	—
Seadrill ownership percentage	50%	50%	50%

Share of results from Gulfdrill (net of tax)	(2)	2	—

Book value of our investments in associated companies
At the year end, the book values of our investments in our associated companies were as follows:

(In $ millions)	December 31, 2021	December 31, 2020
Sonadrill	27	22
Gulfdrill	—	2

Total	27	24

Quoted market prices for all of our investments are not available.
Summarized Consolidated Balance sheets for our equity method investees
The summarized balance sheets of the Sonadrill companies and our share of recorded equity in those companies was as follows:
Sonadrill

(In $ millions)	December 31, 2021	December 31, 2020
Current assets	72	54
Current liabilities	(18)	(11)

Net Assets	54	43
Seadrill ownership percentage	50%	50%

Book value of Seadrill investment	27	22

The summarized balance sheets of the Gulfdrill companies and our share of recorded equity in those companies was as follows:
Gulfdrill

(In $ millions)	December 31, 2021	December 31, 2020
Current assets	120	67
Non-current assets	173	102
Current liabilities	(182)	(135)
Non-current liabilities	(113)	(31)

Net (liabilities)/assets	(2)	3
Seadrill ownership percentage	50%	50%

Book value of Seadrill investment	—	2

Note 18 – Drilling units
Changes in drilling units for the periods presented in this report were as follows:

(In $ millions)	Cost	Accumulated depreciation	Net book value
	(As adjusted)	(As adjusted)	(As adjusted)
January 1, 2020	6,624	(605)	6,019
Additions	136	—	136
Depreciation	—	(313)	(313)
Impairment	(4,087)	—	(4,087)

December 31, 2020	2,673	(918)	1,755
Additions	84	—	84
Depreciation	—	(119)	(119)
Impairment (1)	(152)	—	(152)
Disposal (2)	(364)	227	(137)

December 31, 2021 (1)(2)	2,241	(810)	1,431

(1)
In June 2021 we recorded an impairment of $152 million (December 31, 2020: $4.1 billion) which was reported within “Loss on impairment of long-lived assets” on our Consolidated Statement of Operations. Please refer to Note 11 – “Loss on impairment of long-lived assets” for further details.

(2)	In August, 2021, the lease agreement with SFL for the West Hercules was amended such that the rig was derecognized from drilling units and replaced with a right of use asset within other assets.
Note 19 – Equipment
Equipment consists of office equipment, software, furniture and fittings. Changes in equipment balances for the periods presented in this report were as follows:

(In $ millions)	Cost	Accumulated depreciation	Net book value
January 1, 2020	38	(15)	23
Additions	1	—	1
Depreciation	—	(5)	(5)

December 31, 2020	39	(20)	19

Depreciation	—	(8)	(8)

December 31, 2021	39	(28)	11

Note 20 – Debt
As at December 31, 2021 and 2020, we had the following liabilities for third party debt agreements:

(In $ millions)	December 31, 2021	December 31, 2020
	(As adjusted)	(As adjusted)
Secured credit facilities	5,545	5,545

Total debt principal	5,545	5,545
Less: Debt balance held as subject to compromise	(5,545)	—

Carrying value	—	5,545

Certain subsidiaries filed for Chapter 11 bankruptcy protection on February 7, 2021 and February 10, 2021. As a result, the outstanding balance of the senior credit facilities were classified within liabilities subject to compromise (“
LSTC
”) in our Consolidated Balance Sheet at December 31, 2021.
For further information on our bankruptcy proceedings refer to Note 4
—“Chapter 11 Proceedings”.
Note 21 – Other liabilities
As at December 31, 2021 and December 31, 2020, other liabilities included the following:

(In $ millions)	December 31, 2021	December 31, 2020
	(As adjusted)	(As adjusted)
Uncertain tax positions	83	79
Accrued expenses	78	107
Employee withheld taxes, social security and vacation payments	43	44
Lease liabilities	35	68
Contract liabilities	35	31
Taxes payable	23	25
Accrued interest expense	—	10
Other liabilities	34	33

Total Other Liabilities	331	397

Other liabilities are presented in our Consolidated Balance Sheet as follows:

(In $ millions)	December 31, 2021	December 31, 2020
	(As adjusted)	(As adjusted)
Other current liabilities	219	277
Other non-current liabilities	112	120

Total Other Liabilities	331	397

Note 22—Leases
As of December 31, 2021, we held operating leases for both the
West Bollsta
and
West Hercules
. As of December 31, 2021, the negotiations over the
West Linus
lease amendment had not been concluded yet. Therefore, we still maintain the rig asset on balance sheet along with the finance liability to SFL (held in liabilities subject to compromise). We also have operating leases relating to our premises, the most significant being our offices in London, Liverpool, Oslo, Stavanger, Singapore, Houston, Rio de Janeiro and Dubai. In accordance with Topic 842, we record lease liabilities and associated right-of-use
assets for our portfolio of operating leases.
We continue to lease three of our benign environment jackup rigs,
West Castor, West Telesto
and
West Tucana,
to our joint venture, Gulfdrill, for a contract with GDI in Qatar.
In March, 2020, Seadrill was awarded a contract to provide drilling services for 10 firm wells and 4 optional wells. To fulfill this contract Seadrill entered a charter agreement to lease the
West Bollsta
rig from Northern Ocean. The rig was mobilized and commenced operations in early October after being available at the drill location in September, 2020. This operating lease arrangement resulted in the recognition of a lease liability and offsetting right of use asset. During 2021, the charter was amended to cancel the drilling of the 10th well, resulting in an early termination fee of $6 million and right-of-use
asset impairment charge of $10 million being recorded.
Seadrill entered into sale and leaseback arrangements for the
West Hercules
semi-submersible rig with SFL Hercules Ltd in 2008, the
West Linus
Jack-up
rig with SFL Linus Ltd in 2014, and the
West Taurus
semi-submersible rig with SFL Deepwater Ltd (
“Deepwater”
) in 2008, all wholly owned subsidiaries of SFL Corporation Ltd (
“SFL”
), a related party.
The
West Taurus
lease was terminated in March 2021 and the
West Taurus
was delivered back to SFL on May 6, 2021.
On August 27, 2021, the Bankruptcy Court approved an amendment to the original SFL charter based on the current Equinor contract in Norway and in direct continuation (after a period of mobilization) of the subsequent Equinor contract in Canada. The buy-back
obligation, that previously resulted in the failed sale and lease back treatment, was removed in this amendment, resulting in a deemed disposal of the
West Hercules
. Seadrill is leasing the
West Hercules
from SFL under an operating lease until the end of the Canada contract. The lease is expected to end in October 2022. Refer to Note 27 – “Related party transactions” for further information.

Seadrill leases and operates the
West Linus
on a drilling contract with ConocoPhillips, the term of which were expected to end in December, 2028. The existing lease with SFL is not considered sustainable as part of the new capital structure. Chapter 11 affords Seadrill the option to reject or renegotiate this lease on more economically viable terms. On February 18, 2022, subsequent to year-end,
Seadrill entered an interim transition charter with SFL, which will see Seadrill continuing to operate the
West Linus
until the rig is delivered back to SFL. The amendment is expected to result in the recognition of a short-term operating lease and the removal of the buyback obligation is expected to result in a deemed disposal of the
West Linus.
For operating leases where we are the lessee, our future undiscounted cash flows are as follows:

(In $ millions)	Year ended December 31, 2021
2022	32
2023	3
2024	1
2025 and thereafter	1

Total	37

The following table gives a reconciliation between the undiscounted cash flows and the related operating lease liability recognized in our Consolidated Balance Sheet as at December 31, 2021:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020
Total undiscounted cash flows	37	79
Less short term leases	—	—
Less discount	(2)	(11)

Operating lease liability	35	68

Of which:
Current	30	51
Non-current	5	17

Total	35	68

The following table gives supplementary information regarding our lease accounting at December 31, 2021:

(In $ million)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Operating Lease Cost:
Operating lease cost	42	19	12
Short-term lease cost	1	2	1
Total lease cost	43	21	13

Other information:
Cash paid for amounts included in the measurement of lease liabilities- Operating Cash flows	42	21	13
Right-of-use assets obtained in exchange for operating lease liabilities during the period	24	53	19
Weighted-average remaining lease term in months	19	14	18
Weighted-average discount rate	10%	24%	13%
On November 25, 2019, March, 15 2020 and November 15, 2020 we leased the
West Castor,
West Telesto
and
West Tucana
to Gulfdrill. The estimated future undiscounted cash flows on these leases are as follows:

(In $ millions)	Year ended December 31, 2021
2022	28
2023	28
2024	21
2025	18
2026 and thereafter	2

Total	97

Refer to Note 8—“Other revenues” for comparative information on income from operating leases.
Note 23 – Common shares
The common shares presented in our Consolidated Balance Sheet is that of the Predecessor Company, prior to our emergence from Chapter 11. The information included in this note presents the common share transactions of the predecessor. For information on the common shares held on emergence from Chapter 11, refer to Note
4-
“Chapter 11”.
Changes in predecessor common shares for the periods presented in this report were as follows:

	Issued and fully paid share capital $0.10 par value each
	Shares	$ millions
December 31, 2019	100,234,973	10

2020 RSU share issuance	149,462	—

December 31, 2020 and December 31, 2021	100,384,435	10

Predecessor common share transactions for periods presented
On February 10, 2020 and June 17, 2020, a total of 149,462 common shares were issued to employees following a vesting of restricted stock units awarded under our Employee Incentive Plan.
Key terms of shares issued and outstanding
All our issued and outstanding common shares are and will be fully paid. Subject to the
Bye-Laws,
the Board of Directors is authorized to issue any of the authorized but unissued common shares. There are no limitations on the right of non-Bermudians
or
non-residents
of Bermuda to hold or vote in the Company’s common shares.
Holders of common shares have no
pre-emptive,
redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per common share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or the
Bye-Laws,
resolutions to be approved by holders of common shares require the approval by an ordinary resolution (being a resolution approved by a simple majority of votes cast at a general meeting at which a quorum is present). Under the
Bye-Laws,
each common share is entitled to dividends if, as and when dividends are declared by the Board of Directors, subject to any preferred dividend right of the holders of any preference shares.
In the event of liquidation, dissolution or winding up of the Company, the holders of common shares are entitled to share equally and ratably in the Company’s assets, if any, remaining after the payment of all its debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Note 24 – Accumulated other comprehensive income/(loss)
Changes in accumulated other comprehensive income/(loss) for the periods presented in this report were as follows:

(In $ millions)	Actuarial gain/(loss) relating to pension	Share in unrealized losses from associated companies	Change in debt component on Archer facility	Total
January 1, 2020	—	(13)	—	(13)

Other comprehensive loss from continuing operations	(2)	—	—	(2)
Other comprehensive (loss)/income from discontinued operations	—	(15)	4	(11)

December 31, 2020	(2)	(28)	4	(26)

Other comprehensive income from continuing operations	—	—	—	—
Other comprehensive income from discontinued operations	—	9	2	11

December 31, 2021	(2)	(19)	6	(15)

Note 25 – Share based compensation
The share-based compensation expense for our share options and Restricted Stock Unit (“
RSU
”) plans in the Consolidated Statements of Operations are as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Share-based compensation expense	—	8	5

Total share-based compensation expense	—	8	5

On August 16, 2018, following emergence from the previous Chapter 11, we established an employee incentive plan with a limit of 11.1 million of our common shares.
On September 4, 2018 we made a grant of 0.5 million RSUs to certain employees and directors under the employee incentive plan. The awards were subject to a service condition and vest 33% per year over the three-year period to September 4, 2021. On September 4, 2019, the first tranche of RSUs vested and 0.2 million of our common shares were issued to employees and directors.
On April 26, 2019, we made a grant of 1.7 million performance shares to certain employees under our employee incentive plan. The awards are subject to service and performance conditions and the vesting period ends on March 31, 2022.
On August 23, 2019, we made a grant of 0.3 million restricted stock units to directors. The awards were subject to a service condition and vest 33% per year over the three-year period to August 23, 2022.
On July 29, 2020, we made a
one-off
compensatory cash payment to holders of performance share unit and restricted share unit awards that had been granted under our company incentive plans that amounted to $0.5 million. On cancellation of the schemes the remaining charge relating to the unvested awards have been expensed to the consolidated statement of operations. Company Directors and Senior Management held 510,234 performance share units and 188,369 restricted stock units, which resulted in a cash payment of $0.2 million.
No further grants have been made since all schemes were cancelled and there are no unvested awards.
Note 26—Pension benefits
Defined benefit plans
For onshore employees in Norway, who are participants in the defined benefit plans, the primary benefits are a retirement pension of approximately 66 percent of salary at retirement age of 67 years, together with a long-term disability pension. The retirement pension per employee is capped at an annual payment of 66 percent of the total of 12 times the Norwegian Social Security Base. Most employees in this group may choose to start a pre-retirement
pension at 62 years of age.

Consolidated Balance Sheet position
Net defined benefit pension asset/(obligation) is as follows:

(In $ millions)	December 31, 2021	December 31, 2020
Defined benefit obligation—Non-current liabilities	(5)	—
Deferred tax asset	1	1

Net defined benefit pension (obligation)/asset	(4)	1

Annual pension cost
We record pension costs in the period during which the services are rendered by the employees.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Service cost	—	1	3
Interest cost on prior years’ benefit obligation	—	—	1

Gross pension cost for the year	—	1	4
Expected return on plan assets	—	—	(1)

Net pension cost for the year	—	1	3
Impact of settlement/curtailment of defined benefit plans	2	1	—

Total net pension cost	2	2	3

The funded status of the defined benefit plan
Funded defined benefit pension obligation is as follows:

(In $ millions)	December 31, 2021	December 31, 2020
Projected defined benefit obligations	(16)	(16)
Plan assets at market value	11	16

Funded defined benefit pension obligation	(5)	—

Change in projected benefit obligations
Change in projected benefit obligation is as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Projected benefit obligations at beginning of period	16	40	37
Interest cost	—	—	1
Service cost	—	1	3
Benefits paid	(1)	(1)	(2)
Change in unrecognized actuarial gain	1	2	—
Settlement (1)	—	(25)	—
Foreign currency translations	—	(1)	1
Projected benefit obligations at end of period	16	16	40

(1)	Two Norwegian defined benefit plans were settled and paid out in the year ending 31 December, 2020.

Change in pension plan assets
Change in pension plan assets is as follows:

(In $ millions)	December 31, 2021	December 31, 2020	December 31, 2019
Fair value of plan assets at beginning of year	16	39	33
Estimated return	—	—	1
Contribution by employer	1	6	6
Benefits paid	(1)	(1)	(2)
Actuarial gain	—	—	—
Settlement (2)	(1)	(27)	—
Foreign currency translations	—	(1)	1
Other (1)	(4)	—	—

Fair value of plan assets at end of year	11	16	39

(1)	In 2021, we received the contribution back for two Norwegian defined benefit plans that were terminated in 2020.
(2)	Two Norwegian defined benefit plans were settled and paid out in 2020.
The accumulated benefit obligation for all defined benefit pension plans was $15 million and $15 million at December 31, 2021 and December 31, 2020, respectively.
Pension obligations are actuarially determined and are critically affected by the assumptions used, including the expected return on plan assets, discount rates, compensation increases and employee turnover rates. We periodically review the assumptions used and adjust them and the recorded liabilities as necessary.
The expected rate of return on plan assets and the discount rate applied to projected benefits are particularly important factors in calculating our pension expense and liabilities. We evaluate assumptions regarding the estimated rate of return on plan assets based on historical experience and future expectations on investment returns, utilizing the asset allocation classes held by the plan’s portfolios. The discount rate is based on the covered bond rate in Norway. Changes in these and other assumptions used in the actuarial computations could impact the projected benefit obligations, pension liabilities, pension expense and other comprehensive income.
Assumptions used in calculation of pension obligations

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Rate of compensation increase at the end of year	2.25%	2.25%	2.25%
Discount rate at the end of year	1.50%	1.70%	2.30%
Prescribed pension index factor	1.20%	1.20%	2.00%
Expected return on plan assets for the year	2.90%	2.60%	2.60%
Employee turnover	4.00%	4.00%	4.00%
Expected increases in Social Security Base	2.25%	2.00%	2.50%
The weighted-average asset allocation of funds related to our defined benefit plan at December 31, was as follows:
Pension benefit plan assets

	December 31, 2021	December 31, 2020
Equity securities	9.7%	7.2%
Debt securities	65.3%	68.2%
Real estate	13.6%	13.6%
Money market	10.6%	10.6%
Other	0.8%	0.4%

Total	100.0%	100.0%

The investment policies and strategies for the pension benefit plan funds do not use target allocations for the individual asset categories. The investment objectives are to maximize returns subject to specific risk management policies. The life insurance company diversify the allocation of plan assets by investing in both domestic and international fixed income securities and domestic and international equity securities. These investments are readily marketable and can be sold to fund benefit payment obligations as they become payable.

Effective January 1, 2020 the company terminated two of the defined benefit plans and replaced it with a defined contribution plan. The termination/settlement cost relating to the defined benefit plans has been recognized within ‘Selling, general and administrative expenses’ within the Consolidated Statement of Operations.
Cash flows—Contributions expected to be paid
The table below shows our expected annual pension plans contributions under defined benefit plans for the years ending December 31, 2021-2030. The expected payments are based on the assumptions used to measure our obligations at December 31, 2021 and include estimated future employee services.

(In $ millions)	December 31, 2021
2022	1
2023	1
2024	1
2025	1
2025-2030	3

Total payments expected during the next 10 years	7

Defined contribution and other plans
We made contributions to personal defined contribution pension and other plans totaling $18 million for the year ended December 31, 2021, $18 million for the year ended December 31, 2020, and $16 million for the year ended December 31, 2019. These were charged as operational expenses as they became payable.

Note 27 – Related party transactions
Prior to emerging from Chapter 11 on February 22, 2022, our main related parties included (i) affiliated companies over which we held significant influence, (ii) affiliated companies and (iii) companies who were either controlled by or whose operating policies were significantly influenced by Hemen, who was a major shareholder of the Predecessor Company. On emergence, Hemen’s equity interest in Seadrill will substantially decrease and companies who were either controlled by or whose policies were significantly influenced by Hemen will no longer be related parties.
Companies over which we hold significant influence include Seabras Sapura, Sonadrill and Gulfdrill. In addition, prior to November 2, 2021, SeaMex was an affiliated company with which we held a 50% interest. On November 2, 2021, we purchased the residual equity in SeaMex, which led to it becoming a wholly owned subsidiary. Our investments in both SeaMex and Seabras Sapura are included within assets held for sale and liabilities associated with assets held for sale in our Consolidated Balance Sheet.
Aquadrill (formerly Seadrill Partners) was an affiliated company until it emerged from Chapter 11 in May 2021. The information presented within this note includes all services performed prior to May 2021.
Companies that are controlled by, or whose operating policies may be significantly influenced by, Hemen include SFL, Archer, Frontline, Seatankers, Northern Drilling and Northern Ocean. In the following sections we provide an analysis of transactions with related parties and balances outstanding with related parties.
Related party revenue
The below table provides an analysis of related party revenues for periods presented in this report.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		(As adjusted)	(As adjusted)
Management fee revenues (a)	98	135	113
Reimbursable revenues (b)	65	148	218
Leasing revenues (c)	26	19	1
Other	—	3	1

Total related party operating revenues	189	305	333

(a)
We provide management and administrative services to SeaMex, Sonadrill and, until May 2021, Aquadrill, as well as operational and technical support services to SeaMex, Sonadrill, Northern Ocean and, until May 2021, Aquadrill. We charge our affiliates for support services provided either on a cost-plus mark-up
or dayrate basis.

(b)
We recognized reimbursable revenues from Northern Ocean for work performed to mobilize the Northern Ocean rigs
West Mira
and
West Bollsta
, as well as from Sonangol relating to preparation costs for the
Quenguela
contract commencing in January 2022. Following the cancellation of the Wintershall contract, a settlement agreement has been signed with Northern Ocean extinguishing all outstanding claims. In December

2021, the agreement became effective and the CECL provision of $138 million was written off against the receivable. The remaining receivable of $18 million was net was settled for no cash against the lease liability owed to Northern Ocean for the
West Bollsta
.

(c)	Lease revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill.
Related party operating expenses
The below table provides an analysis of related party operating expenses for periods presented in this report.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
West Bollsta lease (d)	57	10	—
West Hercules lease (e)	10	—	—
Other related party operating expenses (f)	3	2	3

Total related party operating expenses	70	12	3

(d)	Seadrill entered a charter agreement to lease the West Bollsta rig from Northern Ocean in 2020. Refer to Note 22 — “Leases” for details.
(e)	Lease expense following the change to operating lease in August 2021. Refer to Note 22 - “Leases” for details.
(f)	We received services from certain other related parties. These included management and administrative services from Frontline and other services from Seatankers.

Related party financial items
In 2021, $1 million (2020; nil) interest income was recognized on an $8 million “Minimum Liquidity Shortfall” loan issued to SeaMex during 2020.
Related party receivable balances
The below table provides an analysis of related party receivable balances for periods presented in this report.

(In $ millions)	December 31, 2021	December 31, 2020
		(As adjusted)
Related party loans and interest (g)	9	8
Trading balances (h)	20	236
Allowance for expected credit loss (i)	(1)	(153)

Total related party receivables	28	91

Of which:
Amounts due from related parties - current	28	85
Amounts due from related parties - non-current	—	6

Total amounts due from related parties	28	91

(g)	Sponsor Minimum Liquidity Shortfall loan receivable from SeaMex which earns interest at 6.5% plus 3-month US LIBOR.
(h)
Trading balances are primarily comprised of receivables from Gulfdrill for lease income, as well as from SeaMex and Sonadrill for related party management and crewing fees. Per our contractual terms these balances are either settled monthly or quarterly in arrears, or in certain cases, in advance. After its emergence from Chapter 11 in May 2021, Aquadrill is no longer considered a related party and any amounts due from them have been reclassified to “Accounts receivable, net” in our Consolidated Balance Sheets.

The below table provides an analysis of the receivable balance:.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020
Northern Ocean	—	140
Aquadrill	—	61
Gulfdrill	13	17
Sonadrill	4	10
NSNCo/SeaMex (Discontinued operations)	3	8
Gross amount receivable	20	236
Less: CECL allowance	(1)	(153)

Receivable net of CECL allowance	19	83

(i)
Allowances recognized for expected credit losses on our related party loan and trade receivables following adoption of accounting standard update
2016-13
- Measurement of Credit Losses on Financial Instruments. Refer to Note 5
–
“Current expected credit losses” for details.

Related party payable balances
The below table provides an analysis of related party payable balances for periods presented in this report.

(In $ millions)	December 31, 2021	December 31, 2020
Liabilities from Seadrill to SFL (k)	503	426
Trading balances (l)	—	7

Total related party liabilities	503	433

Of which:
Amounts due to related parties - current	—	7
Long-term debt due to related parties	—	426
Liabilities subject to compromise	503	—
On filing for Chapter 11, our prepetition related party payables were reclassified to “liabilities subject to compromise” in our Consolidated Balance Sheets at December 31, 2021. For further information on our bankruptcy proceedings refer to Note 4—Chapter 11 of our Consolidated Financial Statements included herein.

(k)
The liabilities to SFL represented $1.1 billion of lease liabilities between Seadrill and certain special purpose vehicles (“
SPVs
”), that are legal subsidiaries, of SFL. Seadrill consolidated these SPVs under the variable interest model until December 2020, when their deconsolidation was triggered by default on the leases. Refer to Note 4—Chapter 11 for further details. On deconsolidation, Seadrill recognized the lease liabilities at a significant discount, reflecting its credit position at the time.

The following table provides a summary of the lease liabilities to SFL as at December 31, 2021 and December 31, 2020.

(In $ millions)	December 31, 2021	December 31, 2020
West Taurus lease liability	345	147
West Linus lease liability	158	142
West Hercules lease liability	—	137

Total lease liabilities to SFL	503	426
The lease on the
West Taurus
was rejected through the bankruptcy court which resulted in a remeasurement of the liability to its expected claim value, which will be extinguished on emergence from
C
hapter 11.
The
West Hercules
and
West Linus
leases were modified in August 2021 and February 2022 respectively, with the associated liabilities being derecognized at the point of lease amendment. See Note 34 – Subsequent events for more details on the
West Linus
.

(l)
Trading balances in 2020 primarily included related party payables due to Aquadrill and SeaMex. As part of the settlement agreement with Aquadrill all claims on pre-petition
positions held were waived.

Other related party transactions
We have made certain guarantees over the performance of Northern Ocean and Sonadrill on behalf of customers. We have not recognized a liability for any of the above guarantees as we did not consider it to be probable that the guarantees would be called.
Note 28 – Financial instruments and risk management
We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.
Credit risk
We have financial assets, including cash and cash equivalents, related party receivables, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance
by such counterparties. However, we have established an allowance on our loans and trade receivables due from related parties reflecting their current financial position, lower credit rating and overdue balances.
We do not demand collateral in the normal course of business. The credit exposure of derivative financial instruments is represented by the fair value of contracts with a positive fair value at the end of each period. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements and adjusted for counterparty non-performance
credit risk assumptions. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to us.

Credit risk is also considered as part of our expected credit loss provision. For details on how we estimate expected credit losses refer to Note 5 - “Current expected credit losses”.
Concentration of risk
There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Nordea Bank AB, Danske Bank A/S, BNP Paribas and BTG Pactual. We consider these risks to be remote, but, from time to time, we may utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of contract revenues, refer to Note 6—“Segment information”. For details on amounts due from affiliated companies, refer to Note 27—“Related party transactions”.
Foreign exchange risk
It is customary in the oil and gas industry that a majority of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of most of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies.
Our foreign exchange exposures primarily relate to cash and working capital balances denominated in foreign currencies. We do not expect these exposures to cause a significant amount of fluctuation in net income and do not currently hedge them. The effect of fluctuations in currency exchange rates arising from our international operations has not had a material impact on our overall operating results.
Interest rate risk
Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage this risk through the use of derivative arrangements. On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate exposure to future increases of LIBOR. The $4.5 billion of debt principal covered by the cap is significantly in excess of Seadrill’s debt outstanding following the restructuring and the interest rate cap is not designated as a hedge and therefore we do not apply hedge accounting. The capped rate against the
3-month
US LIBOR is 2.87% and covers the period from June 15, 2018 to June 15, 2023. The
3-month
LIBOR rate as at December 31, 2021 was 0.209%
As part of reference rate reform, the use of LIBOR will be replaced by other interest rate indexes as part of a negotiation with our lenders. As at December 31, 2021 our debt facilities and derivatives continue to be linked to the LIBOR interest rate index. The $683 million reinstated facility and $300 million new money facility will be referenced to the SOFR, whilst the Convertible Note will be referenced to the
3-month
US LIBOR.
Note 29 - Fair values of financial instruments
Fair value of financial instruments measured at amortized cost
The carrying value and estimated fair value of our financial instruments that are measured at amortized cost as at December 31, 2021 and December 31, 2020 are as follows:

	December 31, 2021		December 31, 2020
	(As adjusted)		(As adjusted)
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Related party loans receivable (Level 2)	9	9	6	6
Liabilities
Liability subject to compromise- Secured credit facilities ( Level 3)	1,966	5,544	922	5,545
Liability subject to compromise - Related Party Loans Payable (Level 3)	176	503	424	426

Level 2
The fair value of related party receivable balances are assumed to be equal to their carrying value, after adjusting for expected credit losses. The loans are categorized as level 2 on the fair value hierarchy. Other trading balances with related parties are not shown in the table above and are covered in Note 27—“Related party transactions”.
Level 3
The fair values of the secured credit facilities as at December 31, 2021 are determined by reference to the secured credit facilities holder allocation of the Seadrill fair value post emergence, as this is the expected amount of equity they would be entitled to, as well as the value of the issuance of second lien debt facility. The fair value is derived using a discounted cash flow model of future free cash flows from each rig, using a weighted average cost of capital range of 10% to 17.0
%. We have categorized this at level 3 of the fair value hierarchy. The fair value of the secured credit facilities as at December 31, 2020, was determined by reference to the fair value of the collateral of each facility, the rigs, as this is the expected amount recoverable on enforcement of an event of default. As noted in “Note 1 – General information”, all amounts related to PES and the KSA business have been presented separately; accordingly, rigs classified as held for sale have been excluded from the fair value of the secured credit facilities as at December 31, 2020. The fair values were derived using a combination of discounted cash flow model of future free cash flows using a weighted average cost of capital of
17.0% and the market approach from each rig. Refer to Note 20 - “Debt” for further information.
The fair value of the related party loans payable as at December 31, 2021, for the
West Taurus
was derived using the court approved maximum cash settlement amount of $0.25 million. For the
West Linus
the fair value was derived using a discounted cash flow model of future free cash flows based on the contractual cash flows under the bareboat charter agreement together with the LIBOR linked interest payments, as well as assumed cash outflows under the mandatory repurchase obligation at the end of the lease term. These cash flows were discounted using the weighted average cost of capital of 10%. As at December 31, 2020 the fair value was derived using a discounted cash flow model of future free cash flows based on the contractual cash flows under the bareboat charter agreement together with the LIBOR linked interest payments, as well as assumed cash outflows under the mandatory repurchase obligation at the end of the lease term. These cash flows were discounted using the Senior Secured Note yield of 37%. We have categorized this at level 3 on the fair value hierarchy. Refer to Note 27—“Related party transactions” for further information.
Our cash and cash equivalents, and restricted cash, accounts receivable, and accounts payable are by their nature short-term. As a result, the carrying values included in our Consolidated Balance Sheets approximate fair value.
Note 30 – Commitments and contingencies
Legal Proceedings
From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire
and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. We believe that the resolution of such claims will not have a material impact, individually or in the aggregate, on our operations or financial results. Our best estimate of the outcome of the various disputes has been reflected in our Consolidated Financial Statements as at December 31, 2021.
Oro Negro
The CEO of Perforadora Oro Negro, S. DE R.L. DE C.V (“
Oro Negro
”), a Mexican drilling rig contractor, filed a complaint personally and in his capacity as foreign representative of Oro Negro on June 6, 2019 in the United States Bankruptcy Court, Southern District of New York, within Oro Negro’s Chapter 15 proceedings ancillary to its Mexican insolvency process. The complaint names Seadrill and its joint venture partner as co-defendants
along with other defendants including Oro Negro bondholders. With respect to Seadrill, the complaint asserts claims relating to alleged tortious interference but does not seek to quantify damages. On August 25, 2019, Seadrill submitted a motion to dismiss the complaint on technical legal grounds. Oro Negro responded to this motion on October 25, 2019. The Company has the opportunity to reply to this in further support of the motion, the date of which has not yet been determined. Seadrill intends to vigorously defend against the claims Oro Negro asserts and dispute the allegations set forth in the complaint. The proceedings have been stayed since March 2020. On August 6, 2021 the United States Bankruptcy Court was notified that the auction of Oro Negro’s assets was approved by the Mexican Concurso court.
The stay in the bankruptcy proceeding will continue whilst a purchase is agreed.
Nigerian Cabotage Act litigation
Seadrill Mobile Units Nigeria Ltd (“
SMUNL
”) commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and the Nigerian Maritime Administration and Safety Agency with respect to interpretation of the Coastal and Inland Shipping (Cabotage) Act 2003 (the “
Cabotage Act
”). SMUNL is an Aquadrill entity which is the litigating party on behalf of both Aquadrill and Seadrill as the litigation relates to the
West Capella
(an Aquadrill rig) and the
West Saturn
and
West Jupiter
(Seadrill rigs). On June 28, 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of “Coastal Trade” or “Cabotage” under the Act and (2) Drilling Rigs fall within the definition of “Vessels” under the Cabotage Act. The impact of this decision is that the Nigerian Maritime Administration and Safety Agency (“
NIMASA
”) may impose a 2% surcharge on contract revenue from offshore drilling operations in Nigeria, as well as requiring SMUNL register for Cabotage with NIMASA and pay all fees and tariffs as may be published in the guidelines that may be issued by the Minister of Transportation in accordance with the Cabotage Act. However, on July 22, 2019, SMUNL filed an appeal to the Court of Appeal challenging the decision of the Federal High Court. Due to the volume of cases currently being handled by the Court of Appeal sitting in Lagos the Group anticipate a decision within
3-5
years.
Although we intend to strongly pursue this appeal, it cannot predict the outcome of this case. We do not believe that it is probable that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position.
Lava Jato
On September 23, 2020, Seadrill’s subsidiary Seadrill Serviços de Petroleo, Ltda was served with a search and seizure warrant from the Federal Police in Rio de Janeiro, Brazil as part of the phase of Operation Lava Jato relating to individuals formally associated with Seadrill Serviços. Seadrill is cooperating with the investigation. The Brazilian markets have experienced heightened volatility in recent years due to the uncertainties derived from the ongoing investigations being conducted by the Office of the Brazilian Federal Prosecutor, the Brazilian Federal Police, the Brazilian Securities Commission (Comissão de Valores Mobiliários), the Securities and Exchange Commission, the U.S. Department of Justice, the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) and other Brazilian and foreign public authorities, including the largest such investigation known as Lava Jato, and the impact that such investigations have on the Brazilian economy and political environment. Numerous elected officials, public servants and executives and other personnel of large and state-owned companies have been subject to investigation, arrest, criminal charges and other proceedings in connection with allegations of political corruption, including the acceptance of bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies, among others. The profits of these kickbacks allegedly financed the political campaigns of political parties that were unaccounted for or not publicly disclosed and served to personally enrich the recipients of the bribery scheme. Individuals who have had commercial arrangements with Seadrill have been identified in the Lava Jato investigations and the investigations by the Brazilian authorities are ongoing. The outcome of certain of these investigations is uncertain, but they have already had an adverse impact on the business, image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials or executives will arise in the future. We also cannot predict the outcome of any such allegations on the Brazilian economy, and the Lava Jato investigation including its recent phases, could adversely affect our business and operations.
Any other material disputes or litigation
During the course of the preceding twelve months, the Company has not been involved in any other material litigation or legal proceedings.
Guarantees
We have issued guarantees in favor of third parties as follows, which is the maximum potential future payment for each type of guarantee:

(In $ millions)	December 31, 2021	December 31, 2020
		(As adjusted)
Guarantees in favor of customers
Guarantees to Northern Ocean (1)	150	100
Guarantees to Sonadrill (2)	400	50
Total	550	150

(1)	Guarantees in favor of customers are performance guarantees provided on behalf of Northern Ocean of $150 million (December 31, 2020: $100 million) for a contract that matures in 2022.
(2)
Guarantees in favor of customers are performance guarantees provided on behalf of Sonadrill of $400 million (December 31, 2020: $50 million). Contract maturity in November 2022 ($50 million) and March 2023 ($350 million).

As of December 31, 2021 we have not recognized any liabilities for the above guarantees, as we do not consider it is probable for the guarantees to be called.
Other contingencies
Sevan Louisiana loss incident
On January 2019, there was a loss incident on the Sevan Louisiana related to a malfunction of its subsea equipment. As at December 31, 2021 this claim had been closed out and we have recovered $23 million insurance income from our Hull & Machinery policy for the claim.
The loss incident also resulted in a period of downtime for the Sevan Louisiana. As a result, we recovered $20 million insurance income from the loss of hire policy for the Sevan Louisiana. The Loss of Hire claim is now closed.

Note 31 - Supplementary cash flow information
The table below summarizes the
non-cash
investing and financing activities relating to the periods presented:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Non-cash investing activities
Proceeds from sale of West Epsilon rig (1)	—	12	—
Non-cash financing activities
Repayment of debt following sale of West Epsilon rig (1)	—	(12)	—

(1)	During September 2020, the West Epsilon was sold for net proceeds of $12 million. The proceeds were paid directly to the banks as an early repayment against our external debt.
Note 32 - Business combination
On August 31, 2021, Seadrill Limited entered into a restructuring implementation deed (RID) with NSNCo and the JPLs and refinanced SeaMex senior secured bank debt by the issuance of new senior secured notes (the “
New SeaMex Notes
”).
On September 2, 2021, the parties entered into a share purchase agreement (“
SPA
”) to sell the assets of SeaMex out of provisional liquidation to a newly incorporated wholly owned subsidiary of NSNCo in return for the extinguishment of $0.4 billion of the various forms of debt instruments owed to NSNCo, gross of expected credit loss allowances previously recognized totaling $65 million. On November 2, 2021 the SPA closed and NSNCo obtained the remaining 50% equity interest in SeaMex, resulting in the consolidation of SeaMex into NSNCo in a business combination.
We have used a convenience date for this transaction and concluded that SeaMex is consolidated into the Seadrill Group effective November 1, 2021. Prior to this date it was accounted for as a joint venture on the Seadrill consolidated Balance Sheet.
The following is a summary of SeaMex’s identifiable assets acquired and liabilities assumed as at acquisition date:

(In $ millions)	As at acquisition
Carrying amounts of major classes of assets
Cash and cash equivalents	41
Restricted cash	21
Accounts receivable, net	316
Intangible drilling contracts	172
Drilling units	216
Other assets	17

Total assets	783

Carrying amounts of major classes of liabilities
Amounts due to related parties	133
Long-term debt	234
Other liabilities	88

Total liabilities	455

Net asset acquired	328

Prior to November 2021, 50% of the net income or loss from SeaMex was recognized as a share in results from associated companies in Seadrill’s Consolidated Statement of Operations, and subsequently reclassified to results from discontinued operations. From November 2021 onwards, 100% of SeaMex’s results from operations form part of Seadrill’s consolidated results and have been reported as income from discontinued operations.
The following is a summary of SeaMex’s operation results since the acquisition date included in the discontinued operations for the reporting period:

(In $ millions)	Period November 2, 2021 until December 31, 2021
Results from business combination
Operating revenues
Contract revenues	36

Total operating revenues	36

Operating expenses
Vessel and rig operating expenses	(25)
Selling, general and administrative expenses	(2)

Total operating expenses	(27)

Operating profit	9

Financial and non-operating items
Interest expense	(4)
Others	(1)

Total financial items	(5)

Income before tax	4

Income tax benefit	2

Income after tax	6

Note 33 - Assets and Liabilities Held for Sale/ Discontinued Operations
Sale of jackup units in the Kingdom of Saudi Arabia
On September 1, 2022, Seadrill entered into the Jackup SPA with subsidiaries of ADES for the sale of the entities that own and operate seven jackup units (the
“Jackup Sale
”) in the Kingdom of Saudi Arabia (the “
KSA Business
”). The sale represented a strategic shift in Seadrill’s operations which will have a major effect on its operations and financial results going forward and therefore we have reclassified the KSA Business as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. In addition, the assets and liabilities of the KSA Business were reclassified as held for sale as of September 1, 2022. We ceased all depreciation and amortization of held for sale non-current
assets at the point they qualified as held for sale.
On October 18, 2022, the Jackup Sale closed and the rigs
AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida
, and
West Leda
are now owned by ADES. ADES employs the crews operating the rigs and holds the drilling contract related to the rigs. The consideration for the Jackup Sale was $670 million, comprising initial consideration of $628 million and reimbursements to Seadrill of $50 million for estimated working capital and project costs spent, at the time of closing, in relation to the reactivation of the three stacked jackups: the
West Ariel
,
West Cressida
and
West Leda
, less $8 million held in escrow until completion of these rig reactivation projects. The consideration is subject to any further adjustment for working capital, project costs, and other items. We have determined an accounting gain on disposal of $276 million, subject to final post-closing adjustments.

Disposal of 65% interest in Seadrill New Finance Limited
As set out in “Note 4 - Chapter 11 proceedings”, the Company concluded a comprehensive restructuring of its balance sheet on February 22, 2022. As part of this wider restructuring process, the Company sold 65% of its equity interest in NSNCo on January 20, 2022. Prior to year end, on November 2, 2021, NSNCo completed the acquisition of the residual 50% equity interest in SeaMex Ltd, a company that it had previously held as a joint venture with Fintech. The consideration of the business combination was $0.4 billion, based on the value of the various forms of debt instruments forgiven and owed to NSNCo. The agreed sale of 65% of NSNCo meant that the assets and liabilities were to be classified as held for sale as at December 31, 2021 and any financial information generated would be reported as “discontinued operations”.
The table below shows the assets and liabilities classified as held for sale as at December 31, 2021, and December 31, 2020:

	As at December 31, 2021			As at December 31, 2020
(In $ millions)	NSNCo	Jackup Sale	Total	NSNCo	Jackup Sale	Total
Assets held for sale
Current	1,103	42	1,145	74	35	109
Non-current	—	347	347	611	365	976

Total assets held for sale	1,103	389	1,492	685	400	1,085

Liabilities associated with assets held for sale
Current	948	35	983	546	146	692
Liabilities subject to compromise	—	118	118	—	—	—
Non-current	—	2	2	—	—	—

Total liabilities associated with assets held for sale	948	155	1,103	546	146	692

The table below shows the income/(loss) from discontinued operations:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
NSNCo	5	(215)	(502)
Jackup Sale	(20)	(18)	(17)

Total loss from discontinued operations, net of tax	(15)	(233)	(519)

Basic/diluted loss per share from discontinued operations	(0.15)	(2.32)	(5.18)
The table below shows the cash flows from discontinued
operations:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Net cash (used in)/provided by operating activities	(5)	(22)	7
NSNCo	(18)	(24)	(33)
Jackup Sale	13	2	40
Net cash provided by investing activities	23	36	47
NSNCo	23	36	47
Jackup Sale	—	—	—
Net cash used in used in financing activities	—	(96)	(333)
NSNCo	—	—	(333)
Jackup Sale	—	(96)	—

Further details over held for sale assets connected to the Jackup Sale
The table below shows the carrying amounts of major classes of assets and liabilities classified as held-for-sales:

(In $ millions)	As at December 31, 2021	As at December 31, 2020
Carrying amounts of major classes of assets included as part of discontinued operations
Cash and cash equivalents	19	6
Accounts receivable	12	15
Drilling units	346	365
Other assets	12	14

Total assets of discontinued operations classified as held for sale	389	400

Carrying amounts of major classes of liabilities included as part of discontinued operations
Trade accounts payable	6	4
Long-term debt (including current portion)	—	117
Uncertain tax positions	2	—
Other liabilities	29	25

Total liabilities of discontinued operations classified as held for sale	37	146

Carrying amounts of liabilities subject to compromise included as part of discontinued operations
Liabilities subject to compromise	118	—
Major classes of line items constituting loss of discontinued operations:

(In $ millions, except per share data)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Operating revenues
Contract revenues	101	98	134

Total operating revenues	101	98	134

Operating expenses
Operating expenses	(102)	(99)	(133)

Total operating expenses	(102)	(99)	(133)

Operating (loss)/profit	(1)	(1)	1

Financial and other non-operating items
Interest income	—	1	2
Interest expense	—	(11)	(14)
Reorganization items, net	(14)	—	—
Other financial items	—	(2)	(2)

Total financial items	(14)	(12)	(14)

Net loss before tax from discontinued operations	(15)	(13)	(13)

Income tax expense	(5)	(5)	(4)

Net loss after tax from discontinued operations	(20)	(18)	(17)

Basic loss per share from discontinued operations	(0.20)	(0.18)	(0.16)
Diluted loss per share from discontinued operations	(0.20)	(0.18)	(0.16)

Further details over held for sale assets connected to the disposal of 65% interest in Seadrill New Finance Limited
The table below shows the carrying amounts of major classes of assets and liabilities classified as held-for-sales:

(In $ millions)	As at December 31, 2021	As at December 31, 2020
Carrying amounts of major classes of assets included as part of discontinued operations
Cash and cash equivalents	48	35
Restricted cash	21	29
Accounts receivable	318	—
Intangible drilling contracts	165	—
Drilling units	215	—
Investment in associated companies	239	224
Amount due from related parties	69	387
Deferred tax assets	6	—
Other assets	22	10

Total assets of discontinued operations classified as held for sale	1,103	685

Carrying amounts of major classes of liabilities included as part of discontinued operations
Trade accounts payable	7	—
Amounts due to related parties	12	—
Long-term debt	814	515
Uncertain tax positions	25	—
Other liabilities	90	31

Total liabilities of discontinued operations classified as held for sale	948	546

Major classes of line items constituting profit/(loss) of discontinued operations:

(In $ millions, except per share data)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Operating revenues
Contract revenues	36	—	—

Total operating revenues	36	—	—

Operating expenses
Operating expenses	(27)	—	—

Total operating expenses	(27)	—	—

Operating profit	9	—	—

Financial and other non-operating items
Interest income	18	26	34
Interest expense	(77)	(60)	(66)
Share in results from associated companies (net of tax)	14	(77)	(93)
Loss on impairment of investments	—	(47)	(296)
Loss impairment of convertible bond from related party	—	(29)	(11)
Net loss on debt extinguishments	—	—	(22)
Gain/(loss) on marketable securities	2	(3)	(46)
Other financial items	37	(24)	(1)

Total financial items	(6)	(214)	(501)

Net profit/(Loss) before tax from discontinued operations	3	(214)	(501)

Income tax benefit/(expense)	2	(1)	(1)

Net profit/(Loss) after tax from discontinued operations	5	(215)	(502)

Basic Earning/(Loss) per share from discontinued operations	0.05	(2.14)	(5.02)
Diluted Earning/(Loss) per share from discontinued operations	0.05	(2.14)	(5.02)

Related party transactions
Seabras Sapura guarantees—
In November 2012, a subsidiary of Seabras Sapura Participações S.A. entered into a $179 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Esmeralda pipe-laying support vessel, with a maturity in 2032. During 2013 an additional facility of $36 million was entered into, but this facility matured in 2020. As a condition to the lenders making the loan available, a subsidiary of Seadrill has provided a sponsor guarantee, on a joint and several basis with the joint venture partner, Sapura Energy, in respect of the obligations of the borrower. The total amount guaranteed by the joint venture partners as at December 31, 2021 was $127 million (December 31, 2020: $132 million).
Note 34 – Subsequent events
The Company has evaluated subsequent events through April 29, 2022, the date the financial statements were available to be issued.
Emergence from Chapter 11
On February 22, 2022, Seadrill concluded its comprehensive restructuring process and emerged from Chapter 11 bankruptcy protection. The restructuring reduced debt obligations under external credit facilities from $5,662 million to $683 million and raised an additional $350 million of liquidity through issuance of new debt. In addition, future obligations under finance lease arrangements in respect of the West Taurus, West Hercules and West Linus were substantially eliminated.
Please see “Note 4 - Chapter 11” for further details.
NSNCo Emergence
On July 2, 2021, a RSA was reached with the NSNCo Noteholders with regards to a comprehensive restructuring of the debt facility. A key step in the RSA was the sale of the assets of SeaMex out of provisional liquidation to a newly incorporated wholly owned subsidiary of NSNCo under a share purchase agreement. On November 2, 2021, the sale of the assets of SeaMex to a subsidiary of NSNCo was completed.
NSNCo filed a
pre-packaged
bankruptcy that was heard on January 12, 2022 in a separate petition filing from Seadrill in U.S. Bankruptcy Court for the Southern District of Texas. NSNCo, soon to be Paratus Energy Services, emerged from their Chapter 11 on January 20, 2022. As a result, NSNCo’s net assets, which had a book value of $155 million as at December 31, 2021, and are shown within the held-for-sale
line items, were
de-recognized
and replaced with an equity method investment, representing the 35% retained interest. We anticipate that this will lead to an accounting loss on disposal to be recorded by Seadrill in its first quarter 2022 financial statements. We are still evaluating what the accounting loss will be.
In exchange for Seadrill being released from all guarantees and securities provided to the NSNCo lenders in respect of the notes, we disposed of 65% of our equity interest in NSNCo to the noteholders . Whilst these guarantees have substantial value to all parties, they are not reflected as a discrete liability on Seadrill’s balance sheet under applicable accounting rules. Accordingly, there will be no accounting gain when they are extinguished which is expected to result in the overall accounting loss of disposal referenced. In addition, Seadrill received improved payment priority on certain balances owed by SeaMex to Seadrill and reinstatement of management agreements for SeaMex. The notes were also reinstated on amended terms.
West Linus lease arrangement
On February 19, 2022, Seadrill signed a transition agreement with SFL pursuant to which the
West Linus
rig will be delivered back to SFL upon assignment of the ConocoPhilips drilling contract to SFL. Seadrill has been leasing the harsh environment jackup rig,
West Linus
, from SFL, which had been accounted for as a failed sale leaseback due to contractual purchase obligations in the original charter, resulting in Seadrill recognizing the rig asset on its balance sheet and fair value of the liability to SFL for future bareboat payments within LSTC. The Chapter 11 Proceedings afforded Seadrill the option to reject or amend the lease.
The interim transition bareboat agreement with SFL will see Seadrill continuing to operate the
West Linus
until the rig is handed back to SFL and a new Manager, Odfjell, for a period of time estimated to last approximately 6 to 9 months from Seadrill’s emergence. The amendment charter no longer contains a purchase obligation and will therefore result in the de-recognition
of the rig asset of $175 million and liability of $158 million at emergence from Chapter 11 on February 22, 2022. The interim transition bareboat agreement will be accounted for as a short-term operating lease.
Rig disposals
The
West Venture
was sold for scrapping to Rota Shipping Inc. for $7 million on January 19, 2022. As the rig was fully impaired the total consideration, less any costs to sell, will be recognized as a gain on disposal.
The
Sevan Driller
and the
Sevan Brasil
were sold to New Fortress Energy for $18 million and $6 million respectively on April 7,
2022.
Events Subsequent to Original Issuance of Financial Statements (Unaudited)
In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through February 2
7
, 2023, the date the financial statements were available to be reissued.
Rig reactivations
Seadrill has commenced reactivation of five previously cold-stacked drilling units. Reactivation of the drillships
West Carina
and
West Jupiter
commenced in December 2021 and February 2022 respectively, with reactivation of the jackup rigs
West Ariel, West Leda,
and
West Cressida
commencing in April 2022.

Reactivation projects for the
West Carina
and
West Jupiter
are complete, with both rigs mobilizing for operations in Brazil. The
West Carina
commenced operations in November 2022 and the
West Jupiter
is expected to commence operations in December 2022. Reactivation projects for the
West Ariel
,
West Leda
, and
West Cressida
were handed over to ADES following the sale of jackup units described below.
Sale of jackup units in the Kingdom of Saudi Arabia
On September 1, 2022, Seadrill entered into the Jackup SPA with subsidiaries of ADES for the sale of the entities that own and operate seven jackup units (the
“Jackup Sale
”) in the Kingdom of Saudi Arabia (the “
KSA Business
”). The sale represented a strategic shift in Seadrill’s operations which will have a major effect on its operations and financial results going forward and therefore we have reclassified the KSA Business as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. In addition, the assets and liabilities of the KSA Business were reclassified as held for sale as of September 1, 2022. We ceased all depreciation and amortization of held for sale non-current
assets at the point they qualified as held for sale.
On October 18, 2022, the Jackup Sale closed and the rigs
AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida
, and
West Leda
are now owned by ADES. ADES employs the crews operating the rigs and holds the drilling contract related to the rigs. The consideration for the Jackup Sale was $670 million, comprising initial consideration of $628 million and reimbursements to Seadrill of $50 million for estimated working capital and project costs spent, at the time of closing, in relation to the reactivation of the three stacked jackups: the
West Ariel
,
West Cressida
and
West Leda
, less $8 million held in escrow until completion of these rig reactivation projects. The consideration is subject to any further adjustment for working capital, project costs, and other items. We have determined an accounting gain on disposal of $276 million, subject to final post-closing adjustments.
Paratus Energy Services Limited disposal
On September 30, 2022, Seadrill entered into share purchase agreements under which it agreed to sell its entire 35% shareholding in Paratus Energy Services Limited (“
PES
”) (formerly Seadrill New Finance Limited) and certain other interests (the “
PES Sale
”). PES is the entity through which investments in the SeaMex Group, Seabras Sapura, and Archer Ltd are held. The sale closed on February 24, 2023, following the satisfaction of customary closing conditions, including the approval of competition authorities in relevant jurisdictions.
Acquisition of Aquadrill
In December 2022, Seadrill entered into a definitive agreement to acquire Aquadrill (formerly Seadrill Partners) in an all-stock transaction. Upon completion of the transaction, Seadrill will own Aquadrill’s four drillships, one semi-submersible, and three tender-assist units. The deal is expected to close in mid-2023, subject to customary closing conditions and regulatory approvals.

EXHIBITS

Exhibit Number	Description

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: February 27, 2023

By:	/s/ Grant Creed
Name:	Grant Creed
Title:	Principal Financial Officer of Seadrill Limited